EXHIBIT 99.1

EXECUTION VERSION

PRECISION DRILLING CORPORATION

6.875% SENIOR NOTES DUE 2029

INDENTURE

DATED AS OF JUNE 15, 2021

THE BANK OF NEW YORK MELLON

U.S. Trustee

COMPUTERSHARE TRUST COMPANY OF CANADA

Canadian Trustee

CROSS-REFERENCE TABLE*

Trust Indenture Act Section		Section Indenture
310	(a)(1)	7.10
	(a)(2)	7.10
	(a)(3)	N.A.
	(a)(4)	N.A.
	(a)(5)	7.10
	(b)	7.10
311	(a)	7.11
	(b)	7.11
312	(a)	2.5
	(b)	11.3
	(c)	11.3
313	(a)	7.6
	(b)	7.6
	(b)(2)	7.7
	(c)	7.6; 11.2
	(d)	7.6
314	(a)(4)	4.4, 11.5
	(b)	11.4, 11.5
	(c)(1)	11.4, 11.5
	(c)(2)	N.A.
	(c)(3)	N.A.
	(d)	N.A.
	(e)	11.5
	(f)	N.A.
315	(a)	7.1
	(b)	7.5
	(c)	7.1
	(d)	7.1
	(e)	6.11
316	(a) (last sentence)	2.9
	(a)(1)(A)	6.5
	(a)(1)(B)	6.4
	(a)(2)	N.A.
	(b)	6.7
	(c)	9.4
317	(a)(1)	6.8
	(a)(2)	6.9
	(b)	2.4
318	(a)	N.A.
	(b)	N.A.
	(c)	11.1

N.A. means not applicable.

*       This Cross-Reference Table is not part of this Indenture.

- i -

(Continued)

- ii -

(Continued)

- iii -

(Continued)

EXHIBITS

Exhibit A	FORM OF NOTE
Exhibit B	FORM OF SUPPLEMENTAL INDENTURE TO BE DELIVERED BY SUBSEQUENT GUARANTORS
Exhibit C	FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH TRANSFERS PURSUANT TO RULE 144A
Exhibit D	FORM OF CERTIFICATE TO BE DELIVERED IN CONNECTION WITH TRANSFERS PURSUANT TO REGULATION S

- iv -

This Indenture, dated as of June 15, 2021, is by and among Precision Drilling Corporation, a corporation amalgamated under the laws of the Province of Alberta, the guarantors listed on the signature pages hereto, The Bank of New York Mellon as U.S. trustee (the “U.S. Trustee”), paying agent and registrar, and Computershare Trust Company of Canada as Canadian trustee (the “Canadian Trustee”).

The Issuer, the Guarantors, the U.S. Trustee and the Canadian Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined herein) of (i) the Issuer’s 6.875% Senior Notes due 2029 issued on the date hereof (the “Initial Notes”) and (ii) Additional Notes (as defined herein):

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.1. Definitions. “Acquired Indebtedness” means:

(1)                with respect to any Person that becomes a Restricted Subsidiary after the Issue Date, Indebtedness of such Person and its Subsidiaries (including, for the avoidance of doubt, Indebtedness incurred in the ordinary course of such Person’s business to acquire assets used or useful in its business) existing at the time such Person becomes a Restricted Subsidiary; and

(2)                with respect to the Issuer or any Restricted Subsidiary, any Indebtedness of a Person (including, for the avoidance of doubt, Indebtedness incurred in the ordinary course of such Person’s business to acquire assets used or useful in its business), other than the Issuer or a Restricted Subsidiary, existing at the time such Person is merged with or into the Issuer or a Restricted Subsidiary, or Indebtedness expressly assumed by the Issuer or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person.

“Additional Notes” means Notes (other than the Initial Notes) issued pursuant to ARTICLE II and otherwise in compliance with the provisions of this Indenture, whether or not they bear the same CUSIP number as the Initial Notes.

“Affiliate” of any Person means any other Person which directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person. For purposes of this definition, “control” of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agent” means any Registrar, Paying Agent, co-registrar or other agent appointed pursuant to this Indenture.

“amend” means to amend, supplement, restate, amend and restate or otherwise modify, including successively, and “amendment” shall have a correlative meaning.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1)	1.0% of the principal amount of such Note; and

(2)	the excess, if any, of:

(a)                            the present value at such redemption date of (i) the redemption price of such Note at January 15, 2025 (such redemption price being set forth in the table appearing in SECTION 3.7(b)) plus (ii) all required interest payments (excluding accrued and unpaid interest to such redemption date) due on such Note through January 15, 2025, computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)                            the principal amount of such Note.

Calculation of the Applicable Premium will be made by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate; provided that such calculation or the correctness thereof shall not be a duty or obligation of the Trustees.

“asset” means any asset or property, including, without limitation, Equity Interests.

“Asset Acquisition” means:

(1)             an Investment by the Issuer or any Restricted Subsidiary of the Issuer in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of the Issuer, or shall be merged with or into the Issuer or any Restricted Subsidiary of the Issuer; or

(2)             the acquisition by the Issuer or any Restricted Subsidiary of the Issuer of all or substantially all of the assets of any other Person (other than a Restricted Subsidiary of the Issuer) or any division or line of business of any such other Person (other than in the ordinary course of business).

“Asset Sale” means:

(1)             any sale, conveyance, transfer, lease, assignment or other disposition by the Issuer or any Restricted Subsidiary to any Person other than the Issuer or any Restricted Subsidiary (including by means of a sale and leaseback transaction or a merger or consolidation), in one transaction or a series of related transactions, of any assets of the Issuer or any of its Restricted Subsidiaries other than in the ordinary course of business; or

(2)             any issuance of Equity Interests of a Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with SECTION 4.9) to any Person other than the Issuer or any Restricted Subsidiary in one transaction or a series of related transactions (the actions described in these clauses (1) and (2), collectively, for purposes of this definition, a “transfer”).

2

For purposes of this definition, the term “Asset Sale” shall not include:

(a)             transfers of cash or Cash Equivalents;

(b)             transfers of assets (including Equity Interests) that are governed by, and made in accordance with, SECTION 4.14 or SECTION 5.1;

(c)             Permitted Investments and Restricted Payments permitted under SECTION 4.7;

(d)             the creation of or realization on any Permitted Lien and any disposition of assets resulting from the enforcement or foreclosure of any such Permitted Lien, including, without limitation, foreclosures, condemnation, expropriation, forced dispositions, eminent domain or any similar action with respect to assets or the granting of Liens not prohibited by this Indenture, and transfers of any property that have been subject to a casualty to the respective insurer of such property as part of an insurance settlement or upon receipt of the net proceeds of such casualty event;

(e)             transfers of damaged, worn-out or obsolete equipment or assets that, in the Issuer’s reasonable judgment, are no longer used or useful in the business of the Issuer or its Restricted Subsidiaries;

(f)              sales or grants of licenses or sublicenses to use the patents, trade secrets, know-how and other Intellectual Property, and licenses, leases or subleases of other assets, of the Issuer or any Restricted Subsidiary to the extent not materially interfering with the business of the Issuer and the Restricted Subsidiaries;

(g)             any sale, lease, conveyance or other disposition of any assets or any sale or issuance of Equity Interests in each case, made pursuant to a joint venture agreement;

(h)             a disposition of inventory in the ordinary course of business;

(i)               a disposition of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring and similar arrangements;

(j)               the trade or exchange by the Issuer or any Restricted Subsidiary of any asset for any other asset or assets that are used in a Permitted Business; provided, that the Fair Market Value of the asset or assets received by the Issuer or any Restricted Subsidiary in such trade or exchange (including any cash or Cash Equivalents) is at least equal to the Fair Market Value (as determined in good faith by the Board of Directors or an executive officer of the Issuer or of such Restricted Subsidiary with responsibility for such transaction, which determination shall be conclusive evidence of compliance with this provision) of the asset or assets disposed of by the Issuer or any Restricted Subsidiary pursuant to such trade or exchange; and, provided, further, that if any cash or Cash Equivalents are used in such trade or exchange to achieve an exchange of equivalent value, that the amount of such cash and/or Cash Equivalents received shall be deemed proceeds of an “Asset Sale,” subject to the following clause (l);

(k)             the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Issuer are not material to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole; and

(l)              any transfer or series of related transfers that, but for this clause, would be Asset Sales, if after giving effect to such transfers, the aggregate Fair Market Value of the assets transferred in such transaction or any such series of related transactions does not exceed U.S.$25.0 million per occurrence.

“Bankruptcy Law” means Title 11, U.S. Code or any similar federal, state or foreign law for the relief of debtors, including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding Up and Restructuring Act (Canada), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, winding-up, restructuring, examinership or similar debtor relief laws of the United States or Canada or other insolvency law in the applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Board of Directors” means, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person and (ii) in any other case, the functional equivalent of the foregoing or, in each case, other than for purposes of the definition of “Change of Control,” any duly authorized committee of such body.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in the State of New York or Calgary, Canada are authorized or required by law to close.

“Canadian Securities Laws” means the securities acts or similar statutes of each of the provinces of Canada and all regulations, rules, policy statements, instruments, notices and blanket orders or rulings thereunder.

“Canadian Trustee” has the meaning set forth in the preamble of this Indenture.

“Capitalized Lease” means a lease (whether entered into before or after November 17, 2010) required to be accounted for as a financing or capital lease for financial reporting purposes in accordance with IFRS. Notwithstanding the foregoing, any lease that would have been classified as an operating lease by the Issuer pursuant to Canadian generally accepted accounting principles as in effect on November 17, 2010 shall be deemed not to be a Capitalized Lease.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with IFRS.

“Cash Equivalents” means:

(1)             marketable obligations issued or directly and fully guaranteed or insured by the United States, the Canadian government or any agency or instrumentality thereof (provided that the full faith and credit of such government is pledged in support thereof), maturing within one year of the date of acquisition thereof;

(2)             demand and time deposits and certificates of deposit of any lender under any Credit Facility or any Eligible Bank organized under the laws of the United States, any state thereof or the District of Columbia or under the laws of Canada or any province or territory thereof or a U.S. or Canadian branch of any other Eligible Bank maturing within one year of the date of acquisition thereof;

(3)             commercial paper issued by any Person incorporated in the United States or Canada rated at least A1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody’s or an equivalent rating by a nationally recognized rating agency if both S&P and Moody’s cease publishing ratings of commercial paper issuers generally, and in each case maturing not more than one year after the date of acquisition thereof;

(4)             repurchase obligations with a term of not more than one year for underlying securities of the types described in clause (1) above entered into with any Eligible Bank and maturing not more than one year after such time;

(5)             securities issued and fully guaranteed by any state, commonwealth or territory of the United States, any province or territory of Canada or by any political subdivision or taxing authority thereof, rated at least “A” by Moody’s or S&P and having maturities of not more than one year from the date of acquisition;

(6)             investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses (1) through (5) above;

(7)             demand deposit accounts maintained in the ordinary course of business; and

(8)             in the case of any Subsidiary of the Issuer organized or having its principal place of business outside the United States or Canada, investments denominated in the currency of the jurisdiction in which such Subsidiary is organized or has its principal place of business which are similar to the items specified in clauses (1) through (7) above.

“Change of Control” means the occurrence of any of the following events:

(1)             the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2)             any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner of (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause that person or group shall be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), or controls, directly or indirectly, Voting Stock representing 50.0% or more of the voting power of the total outstanding Voting Stock of the Issuer on a fully diluted basis; or

(3)             the adoption by the stockholders of the Issuer of a Plan of Liquidation;

provided that none of the events listed in clauses (1) through (3) above shall constitute a “Change of Control” unless a Rating Decline also occurs in connection therewith.

For purposes of this definition, a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger or amalgamation agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Amortization Expense” for any period means the amortization expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with IFRS.

“Consolidated Cash Flow” for any period means, with respect to any specified Person, without duplication, the sum of the amounts for such period of:

(1)           Consolidated Net Income, plus

(2)            in each case only to the extent (and in the same proportion) deducted in determining Consolidated Net Income and with respect to the portion of Consolidated Net Income attributable to any Restricted Subsidiary only if a corresponding amount would be permitted at the date of determination to be distributed to such specified Person by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders,

(a)	Consolidated Income Tax Expense,

(b)	Consolidated Amortization Expense (but only to the extent not included in Consolidated Interest Expense),

(c)	Consolidated Depreciation Expense,

(d)	Consolidated Interest Expense,

(e)           all non-cash items reducing the Consolidated Net Income (excluding any non-cash charge that results in an accrual of a reserve for cash charges in any future period) for such period,

(f)           the amount of any documented extraordinary, non-recurring or unusual charges, and

(g)           any expenses or charges (other than depreciation or amortization expense) related to any Qualified Equity Offering, Permitted Investment, acquisition, disposition, recapitalization, or the incurrence of Indebtedness permitted to be incurred by this Indenture (including a refinancing thereof) (whether or not successful), including: (i) such fees, expenses or charges related to the offering of the Notes, the Existing Notes and the Credit Facilities and

(ii) any amendment or other modification of the Notes or the Existing Notes, and, in each case, deducted in computing Consolidated Net Income,

in each case determined on a consolidated basis in accordance with IFRS, minus

(3)            the aggregate amount of all non-cash items, determined on a consolidated basis, to the extent such items increased Consolidated Net Income for such period (excluding any non-cash items to the extent they represent the reversal of an accrual of a reserve for a potential cash item that reduced Consolidated Cash Flow in any prior period);

(4)            any nonrecurring or unusual gain or income (or nonrecurring or unusual loss or expense), together with any related provision for taxes on any such nonrecurring or unusual gain or income (or the tax effect of any such nonrecurring or unusual loss or expense), realized by the Issuer or any Restricted Subsidiary during such period; and

(5)            increased or decreased by (without duplication) any unrealized gain or loss resulting in such period from Hedging Obligations.

“Consolidated Depreciation Expense” for any period means the depreciation and depletion expense of the Issuer and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with IFRS.

“Consolidated Income Tax Expense” for any period means the provision for taxes of the Issuer and its Restricted Subsidiaries, determined on a consolidated basis in accordance with IFRS.

“Consolidated Interest Coverage Ratio” means, on any date of determination, with respect to any Person, the ratio of (x) Consolidated Cash Flow during the most recent four consecutive full fiscal quarters for which financial statements prepared on a consolidated basis in accordance with IFRS are available (the “Four-Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the “Transaction Date”) to (y) Consolidated Interest Expense for the Four-Quarter Period. For purposes of this definition, Consolidated Cash Flow and Consolidated Interest Expense shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1)    the incurrence of any Indebtedness or the issuance of any Disqualified Equity Interests of the Issuer or Disqualified Equity Interests or Preferred Stock of any Restricted Subsidiary (and the application of the proceeds thereof) and any repayment, repurchase or redemption of other Indebtedness or other Disqualified Equity Interests or Preferred Stock (and the application of the proceeds therefrom) (other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to any revolving credit arrangement) occurring during the Four- Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such incurrence, repayment, repurchase, issuance or redemption, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period; and

(2)    any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Issuer or any Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring Acquired Indebtedness and also including any Consolidated Cash Flow (including any pro forma expense and cost reductions) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or Asset Acquisition (including the incurrence of, or assumption or liability for, any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four-Quarter Period; provided that such pro forma calculations shall be determined in good faith by an Officer of the Issuer and shall be set forth in an Officer’s Certificate signed by such Officer which states (a) the amount of such adjustment or adjustments, (b) that such adjustment or adjustments are based on the reasonable good faith belief of the Issuer at the time of such execution and (c) that the steps necessary for the realization of such adjustments have been or are reasonably expected to be taken within 12 months following such transaction.

In calculating Consolidated Interest Expense, for purposes of determining the denominator (but not the numerator) of this Consolidated Interest Coverage Ratio:

(1)            interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

(2)            if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four-Quarter Period; and

(3)            notwithstanding clause (1) or (2) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Interest Expense” for any period means the sum, without duplication, of the total interest expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with IFRS, including, without duplication:

(1)            imputed interest on Capitalized Lease Obligations;

(2)            commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings;

(3)            the net costs associated with Hedging Obligations related to interest rates;

(4)            amortization of debt issuance costs, debt discount or premium and other financing fees and expenses (other than the amortization or write off of any such costs, discounts, premium, fees or expenses incurred under or in connection with Indebtedness outstanding or available under the Credit Agreement as of the Issue Date);

(5)            the interest portion of any deferred payment obligations;

(6)            all other non-cash interest expense;

(7)            capitalized interest;

(8)            all dividend payments on any series of Disqualified Equity Interests of the Issuer or any of its Restricted Subsidiaries or any Preferred Stock of any Restricted Subsidiary (other than dividends on Equity Interests payable solely in Qualified Equity Interests of the Issuer or to the Issuer or a Restricted Subsidiary of the Issuer);

(9)            all interest payable with respect to discontinued operations; and

(10)          all interest on any Indebtedness described in clause (7) or (8) of the definition of Indebtedness, and excluding, without duplication, the cumulative effect of any change in accounting principles or policies.

“Consolidated Net Income” for any period means the net income (or loss) of such Person and its Restricted Subsidiaries, in each case for such period determined on a consolidated basis in accordance with IFRS; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

(1)            the net income (or loss) of any Person (other than a Restricted Subsidiary) in which any Person other than the Issuer and the Restricted Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by the Issuer or any of its Restricted Subsidiaries during such period;

(2)            except to the extent includible in the net income (or loss) of the Issuer pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Issuer or any Restricted Subsidiary or (b) the assets of such Person are acquired by the Issuer or any Restricted Subsidiary;

(3)            the net income of any Restricted Subsidiary during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period, unless such restriction with respect to the payment of dividends has been legally waived;

(4)            for the purposes of calculating the Restricted Payments Basket only, in the case of a successor to the Issuer by merger, amalgamation, consolidation or transfer of its assets, any income (or loss) of the successor prior to such merger, amalgamation, consolidation or transfer of assets;

(5)            other than for purposes of calculating the Restricted Payments Basket, any gain (or loss), together with any related provisions for taxes on any such gain (or the tax effect of any such loss), realized during such period by the Issuer or any Restricted Subsidiary upon (a) the acquisition of any securities, or the extinguishment of any Indebtedness, of the Issuer or any Restricted Subsidiary or (b) any Asset Sale by the Issuer or any Restricted Subsidiary;

(6)            gains and losses due solely to fluctuations in currency values and the related tax effects according to IFRS;

(7)            unrealized gains and losses with respect to Hedging Obligations;

(8)            the cumulative effect of any change in accounting principles or policies; and

(9)            extraordinary gains and losses and the related tax effect.

In addition, any return of capital with respect to an Investment that increased the Restricted Payments Basket pursuant to SECTION 4.7(a)(3)(D) or decreased the amount of Investments outstanding pursuant to clauses (11) or (17) of the definition of “Permitted Investments” shall be excluded from Consolidated Net Income for purposes of calculating the Restricted Payments Basket.

“Consolidated Tangible Assets” means, with respect to any Person as of any date, the amount which, in accordance with IFRS, would be set forth under the caption “Total Assets” (or any like caption) on a consolidated balance sheet of such Person and its Restricted Subsidiaries, without giving effect to any write-downs or charges, up to an aggregate amount of U.S.$300.0 million, caused by the Issuer’s adoption of IFRS as of January 1, 2011, less, to the extent included in a determination of “Total Assets,” and without duplication, all goodwill, patents, tradenames, trademarks, copyrights, franchises, experimental expenses, organization expenses and any other amounts classified as intangible assets in accordance with IFRS.

“Corporate Trust Office” means the offices of the respective Trustees at which at any time its corporate trust business shall be principally administered, which office as of the date hereof is located at, in the case of the Canadian Trustee, Computershare Trust Company of Canada, 800, 324 – 8th Avenue SW, Calgary, AB T2P 2Z2, Attention: Manager, Corporate Trust or, in the case of the U.S. Trustee, The Bank of New York Mellon, 240 Greenwich Street, Floor 7 East, New York, New York 10286, or such other address as the U.S. Trustee or Canadian Trustee, as applicable, may designate from time to time by notice to the Holders and the Issuer, or the corporate trust office of any successor trustee (or such other address as such successor trustee may designate from time to time by notice to the Holders and the Issuer).

“Credit Agreement” means the Amended and Restated Credit Agreement entered into on April 15, 2016, as amended on January 20, 2017, November 21, 2017, November 30, 2018, June 14, 2019, November 22, 2019 and April 9, 2020, by and among the Issuer, as borrower, a Canadian chartered bank, as administration agent, and the several lenders and other agents party thereto, including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith (including Hedging Obligations related to the Indebtedness incurred thereunder), and in each case as such agreement or facility may be amended (including any amendment or restatement thereof), supplemented or otherwise modified from time to time, including any agreement or indenture exchanging, extending the maturity of, refinancing, renewing, replacing, substituting or otherwise restructuring, whether in the bank or debt capital markets (or combination thereof) (including increasing the amount of available borrowings thereunder or adding or removing Subsidiaries as borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or facility or any successor or replacement agreement or facility.

“Credit Facilities” means one or more debt facilities or indentures (which may be outstanding at the same time and including, without limitation, the Credit Agreement) providing for revolving credit loans, debt securities, term loans, receivables financing or letters of credit and, in each case, as such agreements may be amended, refinanced, restated, refunded or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Issuer as additional borrowers or guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender, group of lenders or institutional lenders or investors.

“Default” means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

“Depositary” means with respect to the Notes issuable or issued in whole or in part in global form, the Person specified in SECTION 2.3 hereof as the Depositary with respect to the Global Notes, and any and all successors thereto appointed as depositary hereunder and having become such pursuant to the applicable provision of this Indenture.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the Chief Financial Officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Disqualified Equity Interests” of any Person means any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable (in each case, at the option of the holder thereof), is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the Stated Maturity of the Notes; provided, however, that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided, further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests are convertible, exchangeable or exercisable) the right to require the Issuer to repurchase or redeem such Equity Interests upon the occurrence of a change in control or an Asset Sale occurring prior to the 91st day after the Stated Maturity of the Notes shall not constitute Disqualified Equity Interests if the change of control or asset sale provisions applicable to such Equity Interests are no more favorable to such holders than SECTION 4.14 and SECTION 4.10, respectively, and such Equity Interests specifically provide that the Issuer will not repurchase or redeem any such Equity Interests pursuant to such provisions prior to the Issuer’s purchase of the Notes as required pursuant to SECTION 4.14 and SECTION 4.10, respectively.

“Dollars”, “U.S. dollars” and “U.S.$” means dollars in lawful currency of the United States.

“DTC” means The Depository Trust Company and any successor.

“Eligible Bank” shall mean any commercial bank having, or which is the principal banking subsidiary of a bank holding company having, capital and surplus aggregating in excess of U.S.$5,000.0 million (or in the equivalent thereof in a foreign currency as of the date of determination) and a rating of “A” (or such other similar equivalent rating) or higher by at least one nationally recognized statistical rating organization.

“Equity Interests” of any Person means (1) any and all shares or other equity interests (including Common Stock, Preferred Stock, limited liability company interests, trust units and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person, but excluding from all of the foregoing any debt securities convertible into Equity Interests, regardless of whether such debt securities include any right of participation with Equity Interests.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Existing Indentures” means the indenture dated as of June 3, 2014 among the Issuer, the guarantors listed on the signature pages thereto, The Bank of New York Mellon as U.S. trustee and Computershare Trust Company of Canada, (as successor to Valiant Trust Company) as Canadian trustee, as amended, supplemented or restated from time to time; the indenture dated as of November 4, 2016 among the Issuer, the guarantors listed on the signature pages thereto, The Bank of New York Mellon as U.S. trustee and Computershare Trust Company of Canada as Canadian trustee, as amended, supplemented or restated from time to time; and the Indenture dated as of November 22, 2017 among the Issuer, the guarantors listed on the signature pages thereto, The Bank of New York Mellon as U.S. trustee and Computershare Trust Company of Canada as Canadian trustee, as amended, supplemented or restated from time to time.

“Existing Notes” means the outstanding 7.75% Senior Notes due 2023, the 5.25% Senior Notes due 2024 and the 7.125% Senior Notes due 2026, issued by the Issuer pursuant to the applicable Existing Indenture.

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such asset) that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction as such price is determined in good faith by (a) in the case of an asset whose price would be greater than U.S.$50.0 million, the Board of Directors of the Issuer or a duly authorized committee thereof, as evidenced by a resolution of such Board of Directors or committee and (b) in all other cases, management of the Issuer.

“Fitch” means Fitch Ratings, Inc. or any successor to the rating agency business thereof.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary not organized or existing under the laws of the United States, any state thereof, the District of Columbia or Canada or any province or territory thereof.

“Global Note Legend” means the legend identified as such in Exhibit A.

“Global Notes” means the Notes that are in the form of Exhibit A issued in global form and registered in the name of the Depositary or its nominee.

“guarantee” means a direct or indirect guarantee by any Person of any Indebtedness of any other Person and includes any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); “guarantee,” when used as a verb, and “guaranteed” have correlative meanings.

“Guarantee” means, individually, any guarantee of payment of the Notes and the Issuer’s obligations under this Indenture by a Guarantor pursuant to the terms of this Indenture and any supplemental indenture hereto, and, collectively, all such guarantees.

“Guarantors” means each Restricted Subsidiary of the Issuer on the Issue Date that is a guarantor of the Issuer’s obligations under the Credit Agreement or the Existing Indentures, and each other Person that is required to, or at the election of the Issuer, does become a Guarantor by the terms of this Indenture after the Issue Date, in each case, until such Person is released from its Guarantee in accordance with the terms of this Indenture.

“Hedging Obligations” of any Person means the obligations of such Person under swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates or currency exchange rates or commodity prices (including, without limitation, for purposes of this definition, rates for electrical power used in the ordinary course of business), either generally or under specific contingencies.

“Holder” means any registered holder, from time to time, of the Notes.

“IFRS” means international financial reporting standards issued by the International Accounting Standards Board to the extent adopted in Canada and which were in effect on June 14, 2011; provided that all ratios, computations and other determinations in this Indenture that require the application of IFRS for periods that include fiscal quarters ended prior to January 1, 2011 shall remain as previously calculated or determined in accordance with generally accepted accounting principles in Canada set forth in the opinions and pronouncements of the Accounting Principles Board of the Canadian Institute of Chartered Accountants which were in effect on November 17, 2010.

“incur” means, with respect to any Indebtedness or Obligation, incur, create, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to such Indebtedness or Obligation; provided that (1) the Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary of the Issuer shall be deemed to have been incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Issuer and (2) neither the accrual of interest nor the accretion of original issue discount or the accretion or accumulation of dividends on any Equity Interests shall be deemed to be an incurrence of Indebtedness.

“Indebtedness” of any Person at any date means, without duplication:

(1)            all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2)            all obligations of such Person evidenced by bonds, debentures, banker’s acceptances, notes or other similar instruments;

(3)            all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty and similar credit transactions;

(4)            all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except deferred compensation, trade payables and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services and not overdue by more than 180 days unless subject to a bona fide dispute;

(5)            the maximum fixed redemption or repurchase price of all Disqualified Equity Interests of such Person or, with respect to any Subsidiary that is not a Guarantor, any Preferred Stock;

(6)           all Capitalized Lease Obligations of such Person;

(7)            all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(8)            all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Issuer or its Subsidiaries that is guaranteed by the Issuer or the Issuer’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Issuer and its Subsidiaries on a consolidated basis;

(9)            to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(10)          all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

The amount of any Indebtedness which is incurred at a discount to the principal amount at maturity thereof as of any date shall be deemed to have been incurred at the accreted value thereof as of such date. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (7), the lesser of (a) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (b) the amount of the Indebtedness secured. For purposes of clause (5), the “maximum fixed redemption or repurchase price” of any Disqualified Equity Interests that do not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were redeemed or repurchased on any date on which an amount of Indebtedness outstanding shall be required to be determined pursuant to this Indenture.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Independent Director” means a director of the Issuer who:

(1)            is independent with respect to the transaction at issue;

(2)            does not have any material financial interest in the Issuer or any of its Affiliates (other than as a result of holding securities of the Issuer); and

(3)            has not, and whose Affiliates or affiliated firm have not, at any time during the twelve months prior to the taking of any action hereunder, directly or indirectly, received, or entered into any understanding or agreement to receive, any compensation, payment or other benefit, of any type or form, from the Issuer or any of their respective Affiliates, other than customary directors’ fees for serving on the Board of Directors of the Issuer or any Affiliate and reimbursement of out-of-pocket expenses for attendance at the Issuer’s or any of their respective Affiliates’ board and board committee meetings.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally or internationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Notes” has the meaning set forth in the preamble hereto.

“Intellectual Property” means all patents, patent applications, trademarks, trade names, service marks, copyrights, technology, trade secrets, proprietary information, domain names, know-how and processes necessary for the conduct of the Issuer’s or any Restricted Subsidiary’s business.

“Investments” of any Person means:

(1)   all direct or indirect investments by such Person in any other Person (including Affiliates) in the form of loans, advances or capital contributions or other credit extensions constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person;

(2)   all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Equity Interests or other securities of any other Person (other than any such purchase that constitutes a Restricted Payment of the type described in clause (2) of the definition thereof);

(3)   all other items that would be classified as investments on a balance sheet of such Person prepared in accordance with IFRS (including, if required by IFRS, purchases of assets outside the ordinary course of business); and

(4)   the Designation of any Subsidiary as an Unrestricted Subsidiary.

Except as otherwise expressly specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. The amount of an Investment pursuant to clause (4) shall be the Designation Amount determined in accordance with SECTION 4.18. If the Issuer or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary, or any Restricted Subsidiary issues any Equity Interests, in either case, such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, the Issuer shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Restricted Subsidiary retained. Notwithstanding the foregoing, purchases or redemptions of Equity Interests of the Issuer shall be deemed not to be Investments.

“Issue Date” means the date on which the Initial Notes are originally issued.

“Issuer” means Precision Drilling Corporation, a corporation amalgamated under the laws of the Province of Alberta, and any successor Person resulting from any transaction permitted by SECTION 5.1.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, but excluding, for certainty, deemed security interests arising under Section 1(1)(tt)(ii) of the Personal Property Security Act (Alberta) or similar legislation with respect to transfers of accounts, consignments of goods and leases with a term of more than one year that are not capital leases and do not secure performance of a payment or other obligation.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Multijurisdictional Disclosure System” means the Canada-U.S. Multijurisdictional Disclosure System adopted by the SEC and the Canadian Securities Administrators, as in effect from time to time, and any successor statutes, rules or regulations thereto.

“Net Available Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents received by the Issuer or any of its Restricted Subsidiaries from such Asset Sale, net of:

(1)            brokerage commissions and other fees and expenses (including fees, discounts and expenses of legal counsel, accountants and investment banks, consultants and placement agents) of such Asset Sale;

(2)            provisions for taxes payable (including any withholding or other taxes paid or reasonably estimated to be payable in connection with the transfer to the Issuer of such proceeds from any Restricted Subsidiary that received such proceeds) as a result of such Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3)            amounts required to be paid to any Person (other than the Issuer or any Restricted Subsidiary and other than under a Credit Facility) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon;

(4)            payments of unassumed liabilities (not constituting Indebtedness) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale; and

(5)            appropriate amounts to be provided by the Issuer or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with IFRS against any adjustment in the sale price of such asset or assets or liabilities associated with such Asset Sale and retained by the Issuer or any Restricted Subsidiary, as the case may be, after such Asset Sale, including pensions and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officer’s Certificate delivered to the Trustees; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.

“Non-Recourse Debt” means Indebtedness of an Unrestricted Subsidiary:

(1)            as to which neither the Issuer nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2)            no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Issuer or any Restricted Subsidiary to declare a default on the other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

“Note Custodian” means the Person appointed as custodian for the Depositary with respect to the Global Notes, or any successor entity thereto.

“Notes” means the Initial Notes and any Additional Notes. The Initial Notes and the Additional Notes, if any, shall be treated as a single class for all purposes under this Indenture.

“Obligation” means any principal, interest, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Circular” means the Issuer’s offering circular, dated June 2, 2021, relating to the offer and sale of the Initial Notes.

“Officer” means any of the following of the Issuer or any Guarantor: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Senior Vice President, any Vice President, any trustee, the Treasurer or the Secretary.

“Officer’s Certificate” means a certificate signed by an Officer that meets the requirements of SECTION 11.5 of this Indenture.

“Opinion of Counsel” means a written opinion from legal counsel acceptable to the U.S. Trustee. The counsel may be an employee of or counsel to the Issuer or any Trustee.

“Pari Passu Indebtedness” means any Indebtedness of the Issuer or any Guarantor that ranks pari passu in right of payment with the Notes or the Guarantees, as applicable.

“Participant” means, with respect to the Depositary, a Person who has an account with the Depositary.

“Paying Agent” means any Person authorized by the Issuer to pay the principal of, premium, if any, or interest on any Notes on behalf of the Issuer.

“Permitted Business” means the businesses engaged in by the Issuer and its Subsidiaries on the Issue Date as described in the Offering Circular and businesses that are reasonably related, incidental or ancillary thereto or reasonable extensions thereof (other than, in each case, material exploration or production businesses).

“Permitted Business Investments” means Investments by the Issuer or any of its Restricted Subsidiaries in any Unrestricted Subsidiary or in any joint venture entity; provided that:

(1) the Issuer would, at the time of such Investment and after giving pro forma effect thereto as if such Investment had been made at the beginning of the applicable Four-Quarter Period, have been permitted to incur at least U.S.$1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception;

(2) if such Unrestricted Subsidiary or joint venture entity has outstanding Indebtedness at the time of such Investment, either (a) all such Indebtedness is Non-Recourse Debt or (b) any such Indebtedness that is recourse to the Issuer or any of its Restricted Subsidiaries (which shall include, without limitation, all Indebtedness for which the Issuer or any of its Restricted Subsidiaries may be directly or indirectly, contingently or otherwise, obligated to pay, whether pursuant to the terms of such Indebtedness, by law or pursuant to any guarantee, including, without limitation, any “claw back,” “make-well” or “keep-well” arrangement) would, at the time of such Investment and after giving pro forma effect thereto as if such Investment had been made at the beginning of the applicable Four-Quarter Period, have been permitted to be incurred by the Issuer and its Restricted Subsidiaries pursuant to the Coverage Ratio Exception; and

(3) such Unrestricted Subsidiary’s or joint venture entity’s activities are not outside the scope of the Permitted Business.

“Permitted Investment” means:

(1)   Investments by the Issuer or any Restricted Subsidiary in (a) any Restricted Subsidiary or (b) any Person that will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Issuer or any Restricted Subsidiary; provided the surviving or continuing Person of such merger or consolidation is either the Issuer or a Restricted Subsidiary;

(2)  Investments in the Issuer by any Restricted Subsidiary;

(3)  loans and advances to directors, employees and officers of the Issuer and its Restricted Subsidiaries (i) in the ordinary course of business (including payroll, travel and entertainment related advances) (other than any loans or advances to any director or executive officer (or equivalent thereof) that would be in violation of Section 402 of the Sarbanes Oxley Act) and (ii) to purchase Equity Interests of the Issuer not in excess of U.S.$2.5 million individually and U.S.$5.0 million in the aggregate outstanding at any one time;

(4)  Hedging Obligations entered into for bona fide hedging purposes of the Issuer or any Restricted Subsidiary not for the purpose of speculation;

(5)  Investments in cash and Cash Equivalents;

(6)  receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(7)  Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or received in compromise or resolution of litigation, arbitration or other disputes with such parties;

(8)  Investments made by the Issuer or any Restricted Subsidiary as a result of consideration received in connection with an Asset Sale made in compliance with SECTION 4.10;

(9)  lease, utility and other similar deposits in the ordinary course of business;

(10) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments;

(11) Permitted Business Investments that do not exceed 12.5% of the Issuer’s Consolidated Tangible Assets;

(12) guarantees of Indebtedness of the Issuer or any of its Restricted Subsidiaries permitted in accordance with SECTION 4.9;

(13) repurchases of, or other Investments in, the Notes;

(14)   advances or extensions of credit in the nature of accounts receivable arising from the sale or lease of goods or services, the leasing of equipment or the licensing of property in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided that such trade terms may include such concessionary trade terms as the Issuer or the applicable Restricted Subsidiary deems reasonable under the circumstances;

(15) Investments existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or Investments consisting of an extension, modification or renewal of Investments or binding commitments existing on the Issue Date in an amount not exceeding the amount of such Investment or commitment existing on the Issue Date;

(16) Investments the payment for which consists of Qualified Equity Interests of the Issuer; provided, however, that such Qualified Equity Interests will not increase the amount available for Restricted Payments under the Restricted Payments Basket;

(17) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value) that, when taken together with all other Investments made pursuant to this clause (17) since the Issue Date, do not exceed the greater of (a) U.S.$250.0 million and (b) 6.0% of the Issuer’s Consolidated Tangible Assets; and

(18) performance guarantees of any trade or non-financial operating contract (other than such contract that itself constitutes Indebtedness) in the ordinary course of business.

In determining whether any Investment is a Permitted Investment, the Issuer may allocate or reallocate all or any portion of an Investment among the clauses of this definition and any of the provisions of SECTION 4.7.

“Permitted Liens” means the following types of Liens:

(1)            Liens for taxes, assessments or governmental charges or levies not yet due and payable or delinquent or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Issuer or its Restricted Subsidiaries, as the case may be, in conformity with IFRS;

(2)            Liens in respect of property of the Issuer or any Restricted Subsidiary imposed by law or contract, which were not incurred or created to secure Indebtedness for borrowed money, such as carriers’, warehousemen’s, materialmen’s, landlords’, workmen’s, suppliers’, repairmen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business, and which do not in the aggregate materially detract from the value of the property of the Issuer or its Restricted Subsidiaries, taken as a whole, and do not materially impair the use thereof in the operation of the business of the Issuer and its Restricted Subsidiaries, taken as a whole;

(3)            pledges or deposits made in connection therewith in the ordinary course of business in connection with workers’ compensation, unemployment insurance, road transportation and other types of social security, regulations;

(4)            Liens (i) incurred in the ordinary course of business to secure the performance of tenders, bids, trade contracts, stay and customs bonds, leases, statutory obligations, surety and appeal bonds, statutory bonds, government contracts, performance and return money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) or (ii) incurred in the ordinary course of business to secure liability for premiums to insurance carriers;

(5)            Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(6)            Liens arising out of judgments or awards not resulting in a Default or an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(7)            easements, rights of way, restrictions (including zoning restrictions), covenants, encroachments, protrusions and other similar charges or encumbrances, and minor title deficiencies on or with respect to any Real Property, in each case whether now or hereafter in existence, not (i) securing Indebtedness and (ii) in the aggregate materially interfering with the conduct of the business of the Issuer and its Restricted Subsidiaries and not materially impairing the use of such Real Property in such business;

(8)            Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(9)            Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any Restricted Subsidiary, including rights of offset and setoff;

(10)          bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by the Issuer or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements;

(11)          any interest or title of a lessor under any lease entered into by the Issuer or any Restricted Subsidiary, in the ordinary course so long as such leases do not, individually or in the aggregate, (i) interfere in any material respect with the ordinary conduct of the business of the Issuer or any Restricted Subsidiary or (ii) materially impair the use (for its intended purposes) or the value of the property subject thereto;

(12)          the filing of UCC financing statements solely as a precautionary measure in connection with operating leases, consignments of goods or transfers of accounts or the filing of Personal Property Security Act financing statements in connection with operating leases, consignments of goods or transfers of accounts, in each case to the extent not securing performance of a payment or other obligation;

(13)          Liens securing all of the Notes and Liens securing any Guarantee;

(14)          Liens securing Hedging Obligations entered into for bona fide hedging purposes of the Issuer or any Restricted Subsidiary not for the purpose of speculation;

(15)          Liens existing on the Issue Date securing Indebtedness outstanding on the Issue Date; provided that (i) the aggregate principal amount of the Indebtedness, if any, secured by such Liens does not increase; and (ii) such Liens do not encumber any property other than the property subject thereto on the Issue Date (plus improvements, accessions, proceeds or dividends or distributions in respect thereof);

(16)          Liens in favor of the Issuer or a Guarantor;

(17)          Liens securing Indebtedness under the Credit Facilities incurred and then outstanding pursuant to SECTION 4.9(b)(1) and related Hedging Obligations;

(18)          Liens arising pursuant to Purchase Money Indebtedness incurred pursuant to SECTION 4.9(b)(8); provided that (i) the Indebtedness secured by any such Lien (including refinancings thereof) does not exceed 100.0% of the cost of the property being acquired or leased at the time of the incurrence of such Indebtedness and (ii) any such Liens attach only to the property being financed pursuant to such Purchase Money Indebtedness (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) and do not encumber any other property of the Issuer or any Restricted Subsidiary;

(19)          Liens securing Acquired Indebtedness permitted to be incurred under this Indenture, including Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or being acquired or merged into the Issuer or a Restricted Subsidiary of the Issuer; provided, however, that the Liens do not extend to assets not subject to such Lien at the time of acquisition (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) and are no more favorable in any material respect to the lienholders than those securing such Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Issuer or a Restricted Subsidiary;

(20)          Liens on property of a Person existing at the time such Person is acquired or amalgamated or merged with or into or consolidated with the Issuer or any Restricted Subsidiary (and not created in anticipation or contemplation thereof); provided that such Liens do not extend to property not subject to such Liens at the time of acquisition (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) and are no more favorable in any material respect to the lienholders than the existing Lien;

(21)          Liens to secure Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (15), (18), (19), (20) and this clause (21); provided that such Liens do not extend to any additional assets (other than improvements thereon and replacements thereof);

(22)          licenses of Intellectual Property granted by the Issuer or any Restricted Subsidiary in the ordinary course of business and not interfering in any material respect with the ordinary conduct of the business of the Issuer or such Restricted Subsidiary;

(23)          Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Issuer or any Restricted Subsidiary in the ordinary course of business;

(24)          Liens in favor of either of the Trustees as provided for in this Indenture on money or property held or collected by either Trustee in its capacity as Trustee;

(25)          Liens securing Specified Cash Management Agreements entered into in the ordinary course of business;

(26)          Liens on assets of any Foreign Restricted Subsidiary to secure Indebtedness of such Foreign Restricted Subsidiary which Indebtedness is permitted by this Indenture;

(27)          Liens securing Indebtedness incurred under SECTION 4.9(b)(16);

(28)          Liens on Equity Interests of an Unrestricted Subsidiary that secure Non-Recourse Debt or other obligations of such Unrestricted Subsidiary; and

(29)          other Liens with respect to obligations which do not in the aggregate exceed the greater of (a) U.S.$200.0 million and (b) 5.0% of the Issuer’s Consolidated Tangible Assets at any time outstanding.

“Person” means any individual, corporation, partnership, limited liability company, joint venture entity, association, joint-stock company, trust, mutual fund trust, unincorporated organization or government or other agency or political subdivision thereof or other legal entity of any kind.

“Plan of Liquidation” with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (1) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and (2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.

“Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other Equity Interests (however designated) of such Person whether now outstanding or issued after the Issue Date that is preferred as to the payment of dividends upon liquidation, dissolution or winding up.

“principal” means, with respect to the Notes, the principal of, and premium, if any, on the Notes.

“Purchase Money Indebtedness” means Indebtedness, including Capitalized Lease Obligations, of the Issuer or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of property, plant or equipment used in the business of the Issuer or any Restricted Subsidiary or the cost of installation, construction or improvement thereof; provided, however, that (except in the case of Capitalized Lease Obligations) the amount of such Indebtedness shall not exceed such purchase price or cost.

“Qualified Equity Interests” of any Person means Equity Interests of such Person other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to a Subsidiary of such Person or financed, directly or indirectly, using funds (1) borrowed from such Person or any Subsidiary of such Person until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by such Person or any Subsidiary of such Person (including, without limitation, in respect of any employee stock ownership or benefit plan). Unless otherwise specified, Qualified Equity Interests refer to Qualified Equity Interests of the Issuer.

“Qualified Equity Offering” means the issuance and sale of Qualified Equity Interests of the Issuer (or any direct or indirect parent of the Issuer to the extent the net proceeds therefrom are contributed to the common equity capital of the Issuer or used to purchase Qualified Equity Interests of the Issuer), other than (a) any issuance pursuant to employee benefit plans or otherwise in compensation to officers, directors, trustees or employees, (b) public offerings with respect to the Issuer’s Qualified Equity Interests, or options, warrants or rights, registered on Form S-4 or S-8, or (c) any offering of Qualified Equity Interests issued in connection with a transaction that constitutes a Change of Control.

“Rating Agencies” means Moody’s, S&P and Fitch (or, if any such entity ceases to rate the Notes for reasons outside of the control of the Issuer, any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by the Issuer as a replacement agency (a “Replacement Agency”)).

“Rating Categories” means: (1) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (2) with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); (3) with respect to Fitch, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C, RD and D; and (4) with respect to any Replacement Agency, equivalent categories.

“Rating Decline” means a decrease in the rating of the Notes by any two of the Rating Agencies by one or more gradations (including gradations within Rating Categories as well as between Rating Categories) on any date from the date of the public notice of an arrangement that results in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for downgrade by any of the Rating Agencies), provided that a Rating Decline will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Rating Decline for purposes of the definition of Change of Control) if the Rating Agency making the reduction in rating does not publicly announce or confirm or inform the Trustees that the reduction was the result in whole or in part of any event or circumstance comprised of or arising as a result of, or in respect of, the Change of Control (whether or not the applicable Change of Control has occurred at the time of the Rating Decline). In determining whether a Change of Control has occurred for purposes of this definition, the proviso at the end of the first paragraph of the definition of Change of Control shall be disregarded. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories, namely + or – for S&P and Fitch, and 1, 2 and 3 for Moody’s, will be taken into account. For example, in the case of S&P or Fitch, a rating decline either from BB+ to BB or BB- to B+ will constitute a decrease of one gradation.

“Real Property” means, collectively, all right, title and interest (including any leasehold estate) in and to any and all parcels of or interests in real property owned, leased or operated by any Person, whether by lease, license or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all improvements and appurtenant fixtures and equipment, all general intangibles and contract rights and other property and rights incidental to the ownership, lease or operation thereof.

“refinance” means to refinance, repay, prepay, replace, renew or refund.

“Refinancing Indebtedness” means Indebtedness or Disqualified Equity Interests of the Issuer or a Restricted Subsidiary incurred in exchange for, or the proceeds of which are used to redeem, refinance, replace, defease, discharge, refund or otherwise retire for value, in whole or in part, any Indebtedness of the Issuer or any Restricted Subsidiary (the “Refinanced Indebtedness”); provided that:

(1)             the principal amount (and accreted value, in the case of Indebtedness issued at a discount) of the Refinancing Indebtedness does not exceed the principal amount (and accreted value, as the case may be) of the Refinanced Indebtedness plus the amount of accrued and unpaid interest on the Refinanced Indebtedness, any reasonable premium paid to the holders of the Refinanced Indebtedness and reasonable expenses incurred in connection with the incurrence of the Refinancing Indebtedness;

(2)            the obligor of the Refinancing Indebtedness does not include any Person (other than the Issuer or any Guarantor) that is not an obligor of the Refinanced Indebtedness;

(3)            if the Refinanced Indebtedness was subordinated in right of payment to the Notes or the Guarantees, as the case may be, then such Refinancing Indebtedness, by its terms, is subordinate in right of payment to the Notes or the Guarantees, as the case may be, at least to the same extent as the Refinanced Indebtedness;

(4)            the Refinancing Indebtedness has a Stated Maturity either (a) no earlier than the Refinanced Indebtedness being repaid or amended or (b) no earlier than 91 days after the maturity date of the Notes;

(5)            the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness being repaid that is scheduled to mature on or prior to the maturity date of the Notes; and

(6)            the proceeds of the Refinancing Indebtedness shall be used substantially concurrently with the incurrence thereof to redeem, refinance, replace, defease, discharge, refund or otherwise retire for value the Refinanced Indebtedness, unless the Refinanced Indebtedness is not then due and is not redeemable or prepayable at the option of the obligor thereof or is redeemable or prepayable only with notice, in which case such proceeds shall be held in a segregated account of the obligor of the Refinanced Indebtedness until the Refinanced Indebtedness becomes due or redeemable or prepayable or such notice period lapses and then shall be used to refinance the Refinanced Indebtedness; provided that in any event the Refinanced Indebtedness shall be redeemed, refinanced, replaced, defeased, discharged, refunded or otherwise retired for value within one year of the incurrence of the Refinancing Indebtedness.

“Regulation S Legend” means the legend identified as such in Exhibit A.

“Responsible Officer” means, when used with respect to either Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

“Restricted Notes Legend” means the legend identified as such in Exhibit A.

“Restricted Payment” means any of the following:

(1)   the declaration or payment of any dividend or any other distribution (whether made in cash, securities or other property) on or in respect of Equity Interests of the Issuer or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Issuer or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries but excluding (a) dividends or distributions payable solely in Qualified Equity Interests or through accretion or accumulation of such dividends on such Equity Interests and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Issuer or to a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of its Common Stock on a pro rata basis);

(2)   the purchase, redemption, defeasance or other acquisition or retirement for value of any Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by Persons other than the Issuer or a Restricted Subsidiary (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer);

(3)   any Investment other than a Permitted Investment; or

(4)   any principal payment on, purchase, redemption, defeasance, prepayment, decrease or other acquisition or retirement for value prior to any scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of Subordinated Indebtedness (other than any Subordinated Indebtedness owed to and held by the Issuer or any Restricted Subsidiary permitted under clause (6) of the definition of “Permitted Indebtedness”).

“Restricted Payments Basket” has the meaning set forth in SECTION 4.7(a).

“Restricted Subsidiary” means any Subsidiary other than an Unrestricted Subsidiary.

“Sale and Repurchase Agreement” means the Sale and Repurchase Agreement, dated as of December 23, 2008, by and between the Issuer and Precision Drilling (US) Corporation, as in effect on the Issue Date, and any other sale and repurchase agreements or similar agreements among the Issuer or any of the Guarantors entered into after the Issue Date; provided that any restrictions on dividends or distributions, loans or advances or transfers of property contained in such other agreements are no more restrictive to the Issuer or any Guarantor in all material respects as the analogous restrictions in the Sale and Repurchase Agreement, dated as of December 23, 2008, and the applicable covenants therein are qualified so as to permit exceptions thereto (i) for the purpose of permitting payment of principal, interest and any other obligations under the Notes and this Indenture to the same extent in all material respects as the qualifications contained in the Sale and Repurchase Agreement, dated as of December 23, 2008, (ii) to permit the granting of Liens under the Notes and this Indenture and (iii) to subordinate any Liens (including backup Liens) thereunder to any Liens under the Notes and this Indenture.

“S&P” means S&P Global Ratings, a business unit of Standard & Poor’s Financial Services LLC, and any successor to its rating agency business.

“SEC” means the U.S. Securities and Exchange Commission.

“Secretary’s Certificate” means a certificate signed by the Secretary of the Issuer.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Significant Subsidiary” means (1) any Restricted Subsidiary that would be a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act as such Regulation was in effect on June 14, 2011 and (2) any Restricted Subsidiary that, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries and as to which any event described in Section 6.1(7) has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.

“Specified Cash Management Agreements” means any agreement providing for treasury, depositary, purchasing card or cash management services, including in connection with any automated clearing house transfers of funds or any similar transactions between the Issuer or any Guarantor and any lender, including, without limitation, the centralized banking agreement among the Issuer, Precision Limited Partnership, Precision Drilling Canada Limited Partnership and a Canadian chartered bank providing for the administration of and netting of balances between Canadian bank accounts maintained by the Issuer and certain Subsidiaries with a Canadian chartered bank, as amended, restated or otherwise modified from time to time including, but not limited to, through the addition of new Subsidiaries as parties thereto and withdrawals of Subsidiaries therefrom from time to time, and including any replacement thereof entered into by the Issuer and any Subsidiaries with a Canadian chartered bank or any other lender from time to time.

“Stated Maturity” means, with respect to any Indebtedness, the date specified in the agreement governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such Indebtedness is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means Indebtedness of the Issuer or any Guarantor that is expressly subordinated in right of payment to the Notes or the Guarantees, as applicable.

“Subsidiary” means, with respect to any Person:

(1)   any corporation, limited liability company, association, trust or other business entity of which more than 50.0% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person (or a combination thereof); and

(2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.

“TIA” or “Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb), as amended.

“Transfer Restricted Notes” means Notes that bear or are required to bear the Restricted Notes Legend.

“Treasury Rate” means, as of any redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to January 15, 2025; provided, however, that if the period from the redemption date to January 15, 2025 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to January 15, 2025 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Trustees” means the U.S. Trustee and the Canadian Trustee and each of their successors and assigns.

“Unrestricted Subsidiary” means (a) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in accordance with SECTION 4.18 and (b) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct non-callable obligations of, or guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“U.S. Trustee” has the meaning set forth in the preamble of this Indenture and any successor thereto.

“Voting Stock” with respect to any Person, means securities of any class of Equity Interests of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock or other relevant equity interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

“Weighted Average Life to Maturity” when applied to any Indebtedness at any date, means the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at Stated Maturity, in respect thereof by (b)   the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Equity Interests of which (other than directors’ qualifying shares) are owned by the Issuer or another Wholly- Owned Subsidiary.

SECTION 1.2.	Other Definitions.

Term	Defined in Section
“acceleration declaration”	6.2
“Act”	11.14

Term	Defined in Section
“Additional Amounts”	2.17
“Affiliate Transaction”	4.11(a)
“Change of Control Offer”	4.14
“Change of Control Payment Date”	4.14
“Change of Control Purchase Price”	4.14
“Covenant Defeasance”	8.3
“Coverage Ratio Exception”	4.9(a)
“Deposit Trustee”	8.5
“Designation”	4.18
“Designation Amount”	4.18
“Event of Default”	6.1
“Excess Proceeds”	4.10(b)
“Excluded Holder”	2.17
“Judgment Currency”	11.18
“Legal Defeasance”	8.2
“Net Proceeds Offer”	4.10(c)
“Net Proceeds Offer Amount”	4.10(d)
“Net Proceeds Offer Period”	4.10(d)
“Net Proceeds Purchase Date”	4.10(d)
“Permitted Indebtedness”	4.9(b)
“QIBs”	2.1(b)
“Redesignation”	4.18
“Registrar”	2.3
“Regulation S”	2.1(b)
“Regulation S Global Note”	2.1(b)
“Restricted Payments Basket”	4.7(a)
“Restricted Period”	2.15(a)
“Rule 144A”	2.1(b)
“Rule 144A Global Note”	2.1(b)
“Successor”	5.1(a)(1)(b)

SECTION 1.3. Incorporation by Reference of Trust Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in, and made a part of, this Indenture.

The following TIA terms have the following meanings:

“indenture securities” means the Notes and any Guarantee;

“indenture security holder” means a Holder;

“indenture to be qualified” means this Indenture;

“indenture trustee” or “institutional trustee” means the U.S. Trustee; and

“obligor” on the Notes means the Issuer and any successor obligor upon the Notes or any Guarantor.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by the SEC rule under the TIA have the meanings so assigned to them therein.

SECTION 1.4. Rules of Construction. Unless the context otherwise requires:

(1)            a term has the meaning assigned to it herein;

(2)            an accounting term not otherwise defined herein has the meaning assigned to it in accordance with IFRS;

(3)            “or” is not exclusive;

(4)            words in the singular include the plural, and in the plural include the singular;

(5)            unless otherwise specified, any reference to Section, Article or Exhibit refers to such Section, Article or Exhibit, as the case may be, of this Indenture;

(6)            provisions apply to successive events and transactions; and

(7)             references to sections of or rules under the Securities Act or the Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time.

ARTICLE II THE NOTES

SECTION 2.1. Form and Dating. The Notes and the U.S. Trustee’s certificate of authentication shall be substantially in the form of Exhibit A attached hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The Notes will be issued in registered form, without coupons, and in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. The registered Holder will be treated as the owner of such Note for all purposes (except as required by applicable tax laws).

The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture, and the Issuer and the Trustees, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(a)    The Notes shall be issued initially in the form of one or more Global Notes, which shall be deposited on behalf of the purchasers of the Notes represented thereby with the Note Custodian, and registered in the name of the Depositary or a nominee of the Depositary, duly executed by the Issuer and authenticated by the U.S. Trustee as hereinafter provided.

Each Global Note shall represent such of the outstanding Notes as shall be specified therein, and each shall provide that it shall represent the aggregate amount of outstanding Notes from time to time endorsed thereon and that the aggregate amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, redemptions and transfers of interests. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the amount of outstanding Notes represented thereby shall be made by the U.S. Trustee or the Note Custodian, at the direction of the U.S. Trustee, in accordance with instructions given by the Holder thereof as required by SECTION 2.6.

(b)    The Initial Notes are being issued by the Issuer only (i) to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act (“Rule 144A”)) (“QIBs”) and (ii) in reliance on Regulation S under the Securities Act (“Regulation S”). Initial Notes are being issued by the Issuer to buyers in Canada in accordance with Canadian Securities Laws. After such initial issuance, Initial Notes that are Transfer Restricted Notes may be transferred to QIBs in reliance on Rule 144A or outside the United States pursuant to Regulation S or to the Issuer, in accordance with certain transfer restrictions. Initial Notes that are offered in reliance on Rule 144A shall be issued in the form of one or more permanent Global Notes substantially in the form set forth in Exhibit A and bear the Restricted Notes Legend (collectively, the “Rule 144A Global Note”), deposited with the Note Custodian, duly executed by the Issuer and authenticated by the U.S. Trustee as hereinafter provided. Initial Notes that are offered in offshore transactions in reliance on Regulation S shall be issued in the form of one or more permanent Global Notes substantially in the form set forth in Exhibit A and bear the Regulation S Legend (collectively, the “Regulation S Global Note”) deposited with the Note Custodian. The Rule 144A Global Note and the Regulation S Global Note shall each be issued with separate CUSIP numbers. The aggregate principal amount of each Global Note may from time to time be increased or decreased by adjustments made on the Notes and on the records of the Note Custodian. Transfers of Notes among QIBs and to or by purchasers pursuant to Regulation S shall be represented by appropriate increases and decreases to the respective amounts of the appropriate Global Notes, as more fully provided in SECTION 2.15.

(c)    SECTION 2.1(b) shall apply only to Global Notes deposited with or on behalf of the Depositary.

The Issuer shall execute and the U.S. Trustee shall, in accordance with SECTION 2.1(a) and SECTION 2.1(b) and this SECTION 2.1(c) and SECTION 2.2,

authenticate and deliver the Global Notes that (i) shall be registered in the name of the Depositary or the nominee of the Depositary and (ii) shall be delivered by the U.S. Trustee to the Depositary or pursuant to the Depositary’s instructions or held by the Note Custodian for the Depositary.

SECTION 2.2. Execution and Authentication. An Officer shall sign the Notes for the Issuer by manual, electronic or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be valid until authenticated by the manual or electronic signature of a Responsible Officer of the U.S. Trustee. The signature of a Responsible Officer of the U.S. Trustee shall be conclusive evidence that the Note has been authenticated under this Indenture.

The U.S. Trustee shall, upon receipt of a written order of the Issuer signed by one Officer directing the U.S. Trustee to authenticate the Notes and certifying that all conditions precedent to the issuance of the Notes contained herein have been complied with and receipt of an Opinion of Counsel, authenticate Notes for original issue in the aggregate principal amount stated in such written order.

The U.S. Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the U.S. Trustee may do so. Each reference in this Indenture to authentication by the U.S. Trustee includes authentication by such agent or agents. An authenticating agent has the same rights as an Agent to deal with Holders or the Issuer or an Affiliate of the Issuer.

SECTION 2.3. Registrar; Paying Agent. The Issuer shall maintain (i) an office or agency where Notes may be presented for registration of transfer or for exchange (“Registrar”) and (ii) an office or agency where Notes may be presented for payment to a Paying Agent. The Registrar shall keep a register of the Notes and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional Paying Agents. The term “Registrar” includes any co-registrar, and the term “Paying Agent” includes any additional Paying Agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer and/or any Restricted Subsidiary may act as Paying Agent or Registrar.

The Issuer shall notify the Trustees in writing, and the U.S. Trustee shall notify the Holders, of the name and address of any Agent not a party to this Indenture. The Issuer shall enter into an appropriate agency agreement with any Agent not a party to this Indenture, which shall incorporate the relevant provisions of the TIA that relate to such Agent. If the Issuer fails to appoint or maintain a Registrar or Paying Agent, or fails to give the foregoing notice, and either such failure is actually known to a Responsible Officer, the U.S. Trustee shall act as such, and shall be entitled to appropriate compensation in accordance with SECTION 7.7.

The Issuer initially appoints the U.S. Trustee to act as the Registrar and Paying Agent.

The Issuer initially appoints DTC to act as the Depositary with respect to the Global Notes.

SECTION 2.4. Paying Agent to Hold Money in Trust. The Issuer shall require each Paying Agent other than the U.S. Trustee to agree in writing that the Paying Agent shall hold in trust for the benefit of the Holders or the U.S. Trustee all money held by the Paying Agent for the payment of principal, premium or interest on the Notes, and shall notify the U.S. Trustee of any Default by the Issuer in making any such payment. While any such Default continues, the U.S. Trustee may require a Paying Agent to pay to the U.S. Trustee all money held by it in trust for the benefit of the Holders or the U.S. Trustee. The Issuer at any time may require a Paying Agent to pay all money held by it in trust for the benefit of the Holders or the U.S. Trustee to the U.S. Trustee. Upon payment over to the U.S. Trustee, the Paying Agent (if other than the Issuer, a Guarantor or a Subsidiary) shall have no further liability for such money. If the Issuer or any of its Restricted Subsidiaries acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders and the U.S. Trustee all money held by it as Paying Agent. Upon the occurrence of any of the events specified in SECTION 6.1, the U.S. Trustee shall serve as Paying Agent for the Notes.

SECTION 2.5. Holder Lists. The U.S. Trustee, as Registrar, shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with TIA § 312(a). If the U.S. Trustee is not the Registrar, the Issuer shall furnish to the U.S. Trustee at least seven (7) Business Days before each interest payment date and at such other times as the U.S. Trustee may request in writing, a list in such form and as of such date as the U.S. Trustee may reasonably require of the names and addresses of the Holders, including the aggregate principal amount of the Notes held by each Holder thereof, and the Issuer shall otherwise comply with TIA § 312(a).

SECTION 2.6. Book-Entry Provisions for Global Notes.

(a)    Each Global Note shall (i) be registered in the name of the Depositary for such Global Note or the nominee of such Depositary, (ii) be delivered to the Note Custodian for such Depositary and (iii) bear the Global Note legends as required by SECTION 2.6(e).

Members of, or Participants in, the Depositary shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary, or the Note Custodian, or under such Global Note, and the Depositary may be treated by the Issuer, and any Trustee or Agent and any of their respective agents, as the absolute owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, any Trustee or any Agent or their respective agents from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants, the operation of customary practices governing the exercise of the rights of an owner of a beneficial interest in any Global Note.

None of the Trustees or any Agent shall have any responsibility or obligation to any Holder that is a member of (or a Participant in) the Depositary or any other Person with respect to the accuracy of the records of the Depositary (or its nominee) or of any member or Participant thereof, with respect to any ownership interest in the Notes or with respect to the delivery of any notice (including any notice of redemption) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to the Notes. Each of the Trustees and the Agents may rely (and shall be fully protected in relying) upon information furnished by the Depositary with respect to its members, Participants and any beneficial owners in the Notes.

(b)    Transfers of a Global Note shall be limited to transfers of such Global Note in whole, but not in part, to the Depositary, its successors or their respective nominees. Interests of beneficial owners in a Global Note may be transferred in accordance with SECTION 2.15 and the rules and procedures of the Depositary. In addition, certificated Notes shall be transferred to beneficial owners in exchange for their beneficial interests only if (i) the Depositary notifies the Issuer that it is unwilling or unable to continue as Depositary for the Global Notes or the Depositary ceases to be a “clearing agency” registered under the Exchange Act and, in each case, a successor depositary is not appointed by the Issuer within 90 days of such notice, (ii) an Event of Default of which a Responsible Officer of the U.S. Trustee has actual notice has occurred and is continuing and the Registrar has received a request from any Holder of Global Note to issue such certificated Notes or (iii) the Issuer, in its sole discretion, notifies the Trustees that it elects to cause the issuance of certificated Notes.

(c)    In connection with the transfer of the entire Global Note to beneficial owners pursuant to clause (b) of this Section, such Global Note shall be deemed to be surrendered to the U.S. Trustee for cancellation, and the Issuer shall execute, and the U.S. Trustee shall authenticate and deliver to each beneficial owner identified by the Depositary in exchange for its beneficial interest in such Global Note an equal aggregate principal amount of certificated Notes of authorized denominations.

(d)    The registered Holder of a Global Note may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interest through Participants, to take any action which a Holder is entitled to take under this Indenture or the Notes.

(e)    Each Global Note shall bear the Global Note Legend on the face thereof.

(f)    At such time as all beneficial interests in Global Notes have been exchanged for certificated Notes, redeemed, repurchased or cancelled, all Global Notes shall be returned to or retained and cancelled by the U.S. Trustee in accordance with SECTION 2.11. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for certificated Notes, redeemed, repurchased or cancelled, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note, by the U.S. Trustee or the Note Custodian, at the direction of the U.S. Trustee, to reflect such reduction.

(g)    General Provisions Relating to Transfers and Exchanges.

(1)            To permit registrations of transfers and exchanges, the Issuer shall execute and the U.S. Trustee shall authenticate Global Notes and certificated Notes at the Registrar’s request.

(2)            No service charge shall be made to a Holder for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any stamp or transfer tax or similar governmental charge payable in connection therewith (other than any such stamp or transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to SECTION 2.10, SECTION 2.15, SECTION 3.6, SECTION 4.10, SECTION 4.14 and SECTION 9.5).

(3)            All Global Notes and certificated Notes issued upon any registration of transfer or exchange of Global Notes or certificated Notes shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes (or interests therein) or certificated Notes surrendered upon such registration of transfer or exchange.

(4)            The Registrar is not required (A) to issue, to register the transfer of or to exchange Notes during a period beginning at the opening of business 10 days before the day of any selection of Notes for redemption and ending at the close of business on the day of such selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part, or (C) to register the transfer of or to exchange a Note between a record date and the next succeeding interest payment date.

(5)            Prior to due presentment for the registration of a transfer of any Note, the Trustees, any Agent and the Issuer may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal of and interest on such Notes and for all other purposes, and none of the Trustees, any Agent, or the Issuer shall be affected by notice to the contrary.

(6)            The U.S. Trustee shall authenticate Global Notes and certificated Notes in accordance with the provisions of SECTION 2.2. Except as provided in SECTION 2.6(b), certificated Notes shall not be delivered in exchange for a Global Note or beneficial interest therein.

(7)            Each Holder agrees to provide reasonable indemnity to the Issuer, each Trustee and each Agent against any liability that may result from the transfer, exchange or assignment of such Holder’s Note in violation of any provision of this Indenture and/or applicable United States federal or state securities law.

(8)            None of the Trustees or any Agent shall have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

SECTION 2.7. Replacement Notes. If any mutilated Note is surrendered to the U.S. Trustee, or the Issuer and the U.S. Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer shall issue and the U.S. Trustee, upon the written order of the Issuer signed by an Officer of the Issuer, shall authenticate a replacement Note if the U.S. Trustee’s requirements are met. If required by the U.S. Trustee or the Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the U.S. Trustee and the Issuer to protect the Issuer, the U.S. Trustee, any Agent and any authenticating agent from any loss that any of them may suffer if a Note is replaced. The Issuer, the U.S. Trustee and the Agents may charge for their expenses in replacing a Note.

Every replacement Note is an additional obligation of the Issuer and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

SECTION 2.8. Outstanding Notes. The Notes outstanding at any time are all the Notes authenticated by the U.S. Trustee except for those cancelled by it, those delivered to it for cancellation, those redeemed, those reductions in the interest in a Global Note effected by the U.S. Trustee in accordance with the provisions hereof, and those described in this SECTION 2.8 as not outstanding. Except as set forth in SECTION 2.9, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note.

If a Note is replaced pursuant to SECTION 2.7, it ceases to be outstanding unless the U.S. Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof) holds, on any payment date, money sufficient to pay the amounts under the Notes payable on that date, then on and after that date such Notes shall be deemed to be no longer outstanding and shall cease to accrue interest.

SECTION 2.9. Treasury Notes. In determining whether the Holders of the required aggregate principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer or by any Affiliate of the Issuer shall be considered as though not outstanding, except that for the purposes of determining whether the U.S. Trustee shall be protected in relying on any such direction, waiver or consent, only Notes of which a Responsible Officer of the U.S. Trustee has written notice as being so owned shall be so disregarded. Notwithstanding the foregoing, Notes that are to be acquired by the Issuer or an Affiliate of the Issuer pursuant to an exchange offer, tender offer or other agreement shall not be deemed to be owned by such entity until legal title to such Notes passes to such entity.

SECTION 2.10. Temporary Notes. Until certificated Notes are ready for delivery, the Issuer may prepare and the U.S. Trustee shall authenticate temporary Notes upon a written order of the Issuer signed by one Officer of the Issuer. Temporary Notes shall be substantially in the form of certificated Notes but may have variations that the Issuer considers appropriate for temporary Notes. Without unreasonable delay, the Issuer shall prepare and the U.S. Trustee shall upon receipt of a written order of the Issuer signed by one Officer, authenticate certificated Notes in certificate form in exchange for temporary Notes.

Holders of temporary Notes shall be entitled to all of the benefits of this Indenture.

SECTION 2.11. Cancellation. The Issuer at any time may deliver to the U.S. Trustee for cancellation any Notes previously authenticated and delivered hereunder or which the Issuer may have acquired in any manner whatsoever, and all Notes so delivered shall be promptly cancelled by the U.S. Trustee. All Notes surrendered for registration of transfer, exchange or payment, if surrendered to any Person other than the U.S. Trustee, shall be delivered to the U.S. Trustee. The U.S. Trustee and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation. Subject to SECTION 2.7, the Issuer may not issue new Notes to replace Notes that it has redeemed or paid or that have been delivered to the U.S. Trustee for cancellation. All cancelled Notes held by the U.S. Trustee shall be disposed of in accordance with its customary practice, and certification of their disposal delivered to the Issuer upon its written request therefor.

SECTION 2.12. Defaulted Interest. If the Issuer defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, which date shall be at the earliest practicable date but in all events at least five Business Days prior to the payment date, in each case at the rate provided in the Notes and in SECTION 4.1. The Issuer shall fix or cause to be fixed each such special record date and payment date and shall promptly thereafter notify the Trustees of any such date. At least 15 days before the special record date, the Issuer (or the U.S. Trustee, in the name and at the expense of the Issuer) shall give or cause to be given to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

SECTION 2.13. Computation of Interest. Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months. For disclosure purposes under the Interest Act (Canada), whenever in this Indenture or any Notes issued hereunder interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

SECTION 2.14. CUSIP Number. The Issuer in issuing the Notes may use a “CUSIP” number, and if it does so, the U.S. Trustee shall use the CUSIP number in notices of redemption or exchange as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP number printed in the notice or on the Notes and that reliance may be placed only on the other identification numbers printed on the Notes. The Issuer shall promptly notify the Trustees in writing of any change in any CUSIP number.

SECTION 2.15. Special Transfer Provisions. Each Note issued pursuant to an exemption from registration under the Securities Act (other than in reliance on Regulation S) or transferred pursuant to an exemption from the prospectus and registration requirements of applicable Canadian Securities Laws will constitute a Transfer Restricted Note and be required to bear the Restricted Notes Legend until the date that is one year after the later of the date of original issue and the last date on which the Issuer or any affiliate (within the meaning of Rule 405 under the Securities Act) of the Issuer was the owner of such Notes (or any predecessor thereto), unless and until such Transfer Restricted Note is transferred or exchanged pursuant to an effective registration statement under the Securities Act. Notwithstanding the foregoing, Notes issued pursuant to such transfer or exchange may, at the written direction of the Issuer, bear a legend required under applicable Canadian Securities Laws.

(a)    Transfers to QIBs. The following provisions shall apply with respect to the registration of any proposed transfer of a Note issued in reliance on Regulation S to a QIB:

(i)    The Registrar shall register the transfer of a Note issued in reliance on Regulation S by a Holder to a QIB if such transfer is being made by a proposed transferor who has provided the Registrar with (a) an appropriately completed certificate of transfer in the form attached to the Note and (b) a letter substantially in the form set forth in Exhibit C from the proposed transferor; provided that the letter required by paragraph 2.15(a)(i)(b) shall only be required on or prior to the 40th day after the later of the commencement of the offering of such Note and the issue date of such Note (such period through and including such 40th day, the “Restricted Period”). The Issuer shall provide written notice to the U.S. Trustee of the date that constitutes the final day of the Restricted Period in respect of any Notes issued in reliance on Regulation S; provided, however, that no such notice shall be required with respect to any Initial Notes issued in reliance on Regulation S and July 25, 2021 shall constitute the final day of the Restricted Period for such Initial Notes.

(ii)    If the proposed transferee is a Participant and the Note to be transferred consists of an interest in the Regulation S Global Note, upon receipt by the Registrar of (x) the items required by paragraph (i) above and (y) instructions given in accordance with the Depositary’s and the Registrar’s procedures therefor, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Rule 144A Global Note in an amount equal to the principal amount of the beneficial interest in the Regulation S Global Note to be so transferred, and the Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of such Regulation S Global Note in an amount equal to the principal amount of the beneficial interest in such Regulation S Global Note to be so transferred.

(b)    Transfers Pursuant to Regulation S. The following provisions shall apply with respect to registration of any proposed transfer of a Transfer Restricted Note pursuant to Regulation S:

(i)    The Registrar shall register any proposed transfer of a Transfer Restricted Note by a Holder pursuant to Regulation S upon receipt of (a) an appropriately completed certificate of transfer in the form attached to the Note and (b) a letter substantially in the form set forth in Exhibit D hereto from the proposed transferor.

(ii)    If the proposed transferee is a Participant and the Transfer Restricted Note to be transferred consists of an interest in the Rule 144A Global Note upon receipt by the Registrar of (x) the letter, if any, required by paragraph (i) above and (y) instructions in accordance with the Depositary’s and the Registrar’s procedures therefor, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Regulation S Global Note in an amount equal to the principal amount of the beneficial interest in the Rule 144A Global Note to be transferred, and the Registrar shall reflect on its books and records the date and a corresponding decrease in the principal amount of the Rule 144A Global Note in an amount equal to the principal amount of the beneficial interest in such Rule 144A Global Note to be transferred.

(c)    In the event that a Global Note is exchanged for Notes in certificated, registered form pursuant to SECTION 2.6, such Notes may be exchanged only in accordance with such procedures as are substantially consistent with the provisions of clauses (a) and (b) above (including the certification requirements intended to ensure that such transfers comply with Rule 144A or Regulation S, as the case may be) and such other procedures as may from time to time be adopted by the Issuer and notified to the U.S. Trustee in writing.

(d)    Restricted Notes Legend. Upon the transfer, exchange or replacement of Notes not bearing the Restricted Notes Legend (other than the text of such legend which may be required under applicable Canadian Securities Laws and is specified in the written direction of the Issuer), the Registrar shall deliver Notes that do not bear the Restricted Notes Legend (other than the text of such legend which may be required under applicable Canadian Securities Laws and is specified in the written direction of the Issuer). Upon the transfer, exchange or replacement of Notes bearing the Restricted Notes Legend, the Registrar shall deliver only Notes that bear the Restricted Notes Legend unless there is delivered to the Registrar an Opinion of Counsel reasonably satisfactory to the Issuer to the effect that neither such legend (other than the text of such legend which may be required under applicable Canadian Securities Laws and is specified in the written direction of the Issuer) nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act.

(e)    Regulation S Legend. Upon the transfer, exchange or replacement of Notes not bearing the Regulation S Legend (other than the text of such legend which may be required under applicable Canadian Securities Laws and is specified in the written direction of the Issuer), the Registrar shall deliver Notes that do not bear the Regulation S Legend (other than the text of such legend which may be required under applicable Canadian Securities Laws and is specified in the written direction of the Issuer). Upon the transfer, exchange or replacement of Notes bearing the Regulation S Legend, the Registrar shall deliver only Notes that bear the Regulation S Legend unless there is delivered to the Registrar an Opinion of Counsel reasonably satisfactory to the Issuer to the effect that neither such legend (other than the text of such legend which may be required under applicable Canadian Securities Laws and is specified in the written direction of the Issuer) nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act.

(f)    General. By its acceptance of any Note bearing the Restricted Notes Legend or the Regulation S Legend, as applicable, each Holder of such a Note acknowledges the restrictions on transfer of such Note set forth in this Indenture and in the Restricted Notes Legend or the Regulation S Legend, as applicable, and agrees that it shall transfer such Note only as provided in this Indenture. A transfer of a beneficial interest in a Global Note that does not involve an exchange of such interest for a certificated Note or a beneficial interest in another Global Note shall be subject to compliance with applicable law and the applicable procedures of the Depositary but is not subject to any procedure required by this Indenture.

In connection with any proposed transfer pursuant to Regulation S or pursuant to any other available exemption from the registration requirements of the Securities Act (other than pursuant to Rule 144A), the Issuer may require the delivery of an Opinion of Counsel, other certifications or other information satisfactory to the Issuer.

The Registrar shall retain copies of all letters, notices and other written communications received pursuant to this SECTION 2.15 in accordance with its standard document retention policy.

SECTION 2.16. Issuance of Additional Notes. The Issuer shall be entitled to issue Additional Notes in an unlimited aggregate principal amount under this Indenture that shall have identical terms as the Initial Notes, other than with respect to the date of issuance, issue price, the first interest payment date, transfer restrictions, any registration rights agreement and additional interest with respect thereto; provided that such Additional Notes are fungible with the Notes for

U.S. federal income tax purposes and such issuance is not prohibited by the terms of this Indenture, including SECTION 4.9 and SECTION 4.12. The Initial Notes and any Additional Notes shall be treated as a single class for all purposes under this Indenture.

With respect to any Additional Notes, the Issuer shall set forth in a resolution of its Board of Directors and in an Officer’s Certificate, a copy of each of which shall be delivered to the U.S. Trustee, the following information:

(1)            the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture;

(2)            the issue price, the issue date, the CUSIP number of such Additional Notes, the first interest payment date and the date from which interest shall accrue;

(3)            whether such Additional Notes shall be Transfer Restricted Notes; and

(4)            that such issuance is not prohibited by this Indenture.

The U.S. Trustee shall, upon receipt of the resolution of the Issuer’s Board of Directors and Officer’s Certificate, authenticate the Additional Notes in accordance with the provisions of Section 2.2 of this Indenture.

SECTION 2.17. Payment of Additional Amounts.

(a)                   All payments made by or on behalf of the Issuer under or with respect to the Notes or by or on behalf of any Guarantor pursuant to its Guarantee, will be made without withholding or deduction for or on account of any taxes imposed or levied by or on behalf of any Canadian taxing authority, unless required by law or the interpretation or administration thereof. If the Issuer or a Guarantor is obligated to withhold or deduct any amount on account of taxes imposed by any Canadian taxing authority from any payment made with respect to the Notes, the Issuer or such Guarantor will:

(1)            make such withholding or deduction;

(2)            remit the full amount deducted or withheld to the relevant government authority in accordance with the applicable law;

(3)            subject to the limitations below, pay to each Holder, as additional interest, such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such taxes had not been withheld or deducted;

(4)            make commercially reasonable efforts to obtain and furnish to the U.S. Trustee for the benefit of the Holders, within 60 days after the date payment of any taxes is due pursuant to applicable law, certified copies of an official receipt of the relevant government authorities for all amounts deducted or withheld pursuant to applicable law, or if such receipts are not obtainable, other evidence of payment by the Issuer or such Guarantor of those taxes; and

(5)            at least 15 days prior to each date on which any Additional Amounts are payable, deliver to the U.S. Trustee an Officer’s Certificate setting forth the calculation of the Additional Amounts to be paid and such other information as the U.S. Trustee may request to enable the U.S. Trustee to pay such Additional Amounts to Holders on the payment date. Such Officer’s Certificate shall also specify the amount required to be deducted or withheld from the payment to the relevant recipient, and shall certify that the Issuer or such Guarantor, as the case may be, shall remit such deduction or withholding amount to the relevant governmental authority, and shall pay or cause to be paid to the

U.S. Trustee or Paying Agent the Additional Amounts that are required to be paid to Holders. The Issuer agrees to indemnify the U.S. Trustee and each Paying Agent for, and to hold each harmless against, any loss, liability or expense reasonably incurred without bad faith on its part arising out of or in connection with actions taken or omitted by it in reliance on any such Officer’s Certificate or any failure to furnish such a certificate. The obligations of the Issuer hereunder shall survive the payment of the Notes, the resignation or removal of the U.S. Trustee or any Paying Agent and/or termination of this Indenture.

(b)                  Notwithstanding the foregoing, none of the Issuer or a Guarantor will pay Additional Amounts with respect to a payment made to any Holder or beneficial owner of a Note (an “Excluded Holder”):

(1)            with which the Issuer or such Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(2)            which is subject to such taxes by reason of the Holder or the beneficial owner (or a fiduciary, settlor, beneficiary, partner of, member or shareholder of, or possessor of a power over, the relevant Holder or beneficial owner, if the relevant Holder or beneficial owner is an estate, trust, nominee, partnership, limited liability company or corporation) being a resident, domiciliary or national of, or engaged in business or maintaining a permanent establishment or other presence in or otherwise having some present or former connection with, Canada or any province or territory thereof otherwise than by the mere acquisition, holding, enforcement or disposition of the Notes or the receipt of payments thereunder;

(3)            for or on account of any taxes imposed or deducted or withheld by reason of the failure of the Holder or beneficial owner of the Notes to complete, execute and deliver to the Issuer or a Guarantor, as the case may be, any form or document, to the extent applicable to such Holder or beneficial owner, that may be required by law (including any applicable tax treaty) or by reason of administration of such law and which is reasonably requested in writing to be delivered to the Issuer or such Guarantor in order to enable the Issuer or such Guarantor to make payments on the Notes or pursuant to any Guarantee, as the case may be, without deduction or withholding for taxes, or with deduction or withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by the Issuer or such Guarantor;

(4)            for or on account of any estate, inheritance, gift, sales, transfer, capital gains, excise, personal property or similar tax, assessment or other governmental charge;

(5)            for or on account of any tax, duty, assessment or other governmental charge that is payable otherwise than by deduction or withholding from payments under or with respect to the Notes (other than taxes payable pursuant to Regulation 803 of the Income Tax Act (Canada), or any similar successor provision);

(6)            where the payment could have been made without deduction or withholding if the beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later;

(7)            if the Holder is a fiduciary, partnership or person other than the sole beneficial owner of that payment, to the extent that such payment would be required to be included in income under the laws of the relevant taxing jurisdiction for tax purposes, of a beneficiary or settler with respect to the fiduciary, a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settler, partner or beneficial owner been the Holder thereof;

(8)            that is a “specified non-resident shareholder” of the Issuer or such Guarantor or a non-resident person who does not deal at arm’s length with a specified shareholder of the Issuer or such Guarantor, both for the purposes of subsection 18(5) of the Income Tax Act (Canada);

(9)            in respect of amounts imposed as a result of the failure of the Holder or beneficial owner to properly comply with their obligations imposed under the Income Tax Act (Canada) as a result of the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada); or

(10)          any combination of items (1) through (9) above.

(c)                  The Issuer and each Guarantor, jointly and severally, will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (x) any Canadian taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Notes, and (y) any Canadian taxes levied or imposed and paid by such Holder with respect to any reimbursement under (x) above, but in each case excluding any such taxes with respect to which such Holder is an Excluded Holder.

ARTICLE III

REDEMPTION AND PREPAYMENT

SECTION 3.1. Notices to U.S. Trustee. If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of SECTION 3.7, it shall furnish to the U.S. Trustee, at least 30 days (or such shorter period as is acceptable to the U.S. Trustee) before a redemption date, an Officer’s Certificate setting forth the (i) section of this Indenture pursuant to which the redemption shall occur, (ii) redemption date, (iii) principal amount of Notes to be redeemed and

(iv) redemption price.

If the Issuer is required to make an offer to purchase Notes pursuant to SECTION 4.10 or SECTION 4.14, it shall furnish to the U.S. Trustee, at least 30 days (or such shorter period as is acceptable to the U.S. Trustee) before the scheduled purchase date, an Officer’s Certificate setting forth the (i) section of this Indenture pursuant to which the offer to purchase shall occur, (ii) terms of the offer, (iii) principal amount of Notes to be purchased, (iv) purchase price and (v) purchase date and further setting forth a statement to the effect that (a) the Issuer or one of its Subsidiaries has effected an Asset Sale and there are Excess Proceeds aggregating an amount equal to more than U.S.$50.0 million or (b) a Change of Control has occurred, as applicable.

The Issuer will also provide the U.S. Trustee with any additional information that the U.S. Trustee reasonably requests in connection with any redemption or offer.

SECTION 3.2. Selection of Notes to Be Redeemed. If less than all of the Notes are to be redeemed at any time, the U.S. Trustee shall select the Notes to be redeemed among the Holders in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the U.S. Trustee, in its sole discretion, may deem fair and appropriate (which, in the case of Global Notes, shall be subject to the procedures of the Depositary) (and in a manner that complies with applicable legal requirements); provided, however that no Notes of U.S.$2,000 in original principal amount or less shall be redeemed in part and after any redemption, a Holder may only hold an authorized principal amount of Notes. In addition, if a partial redemption is made pursuant to SECTION 3.7(c), selection of the Notes or portions thereof for redemption shall be made by the U.S. Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of the Depositary), unless that method is otherwise prohibited.

On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption unless the Issuer defaults in the payment of the redemption price. The U.S. Trustee shall make the selection from the Notes outstanding and not previously called for redemption as long as the Issuer has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to this Indenture and shall promptly notify the Issuer in writing of the Notes selected for redemption. The U.S. Trustee may select for redemption portions (equal to U.S.$1,000 or any integral multiples of U.S.$1,000 thereof) of the principal of the Notes that have denominations larger than U.S.$2,000.

SECTION 3.3. Notice of Redemption. Subject to the provisions of SECTION 4.10 and SECTION 4.14, the Issuer shall deliver or cause to be delivered in accordance with this Indenture, a notice of redemption to each Holder whose Notes are to be redeemed (with a copy to the U.S. Trustee), at least 10 days but not more than 60 days before a redemption date (except that notices may be delivered more than 60 days before a redemption date if the notice is issued in accordance with SECTION 8.8). Any redemption or notice pursuant to this Indenture may, at the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent, including, without limitation, the occurrence of a Change of Control or the completion of a Qualified Equity Offering.

The notice shall identify the Notes to be redeemed and shall state:

(1)            the redemption date;

(2)            the redemption price;

(3)            if any Note is being redeemed in part, the portion of the principal amount of such Notes to be redeemed and that, after the redemption date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion shall be issued upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made, as appropriate);

(4)            the name and address of the U.S. Trustee;

(5)            that Notes called for redemption must be surrendered to the U.S. Trustee to collect the redemption price;

(6)            that, unless the Issuer defaults in making such redemption payment, interest, if any, on Notes called for redemption ceases to accrue on and after the redemption date;

(7)            the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(8)            that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Notes.

At the Issuer’s written request, the U.S. Trustee shall give the notice of redemption in the Issuer’s name and at the Issuer’s expense; provided, however, that the Issuer shall have delivered to the U.S. Trustee, at least 45 days prior to the redemption date (or such shorter period as is acceptable to the U.S. Trustee), an Officer’s Certificate requesting that the U.S. Trustee give such notice and setting forth the information to be stated in the notice as provided in the preceding paragraph. The notice given in the manner herein provided shall be deemed to have been duly given whether or not the Holder receives such notice. In any case, failure to give such notice or any defect in the notice to the Holder of any Note shall not affect the validity of the proceeding for the redemption of any other Note.

SECTION 3.4. Effect of Notice of Redemption. Except with respect to notices of redemption given in accordance with SECTION 3.7(d), once notice of redemption is delivered in accordance with SECTION 3.3, Notes called for redemption become irrevocably due and payable on the redemption date at the redemption price plus accrued and unpaid interest, if any, to such date.

SECTION 3.5. Deposit of Redemption Price. On or before 10:00 a.m. (New York City time) on each redemption date or the date on which Notes must be accepted for purchase pursuant to SECTION 4.10 or SECTION 4.14, the Issuer shall deposit with the U.S. Trustee or with the Paying Agent (other than the Issuer or an Affiliate of the Issuer) money sufficient to pay the redemption price of and accrued and unpaid interest, if any, on all Notes to be redeemed or purchased on that date. The U.S. Trustee or the Paying Agent shall promptly return to the Issuer any money deposited with the U.S. Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption price of (including any applicable premium), and accrued interest, if any, on, all Notes to be redeemed or purchased.

If Notes called for redemption or tendered in a Net Proceeds Offer or Change of Control Offer are paid or if the Issuer has deposited with the U.S. Trustee or Paying Agent money sufficient to pay the redemption or purchase price of, and unpaid and accrued interest, if any, on, all Notes to be redeemed or purchased, on and after the redemption or purchase date, interest, if any, shall cease to accrue on the Notes or the portions of Notes called for redemption or tendered and not withdrawn in a Net Proceeds Offer or Change of Control Offer (regardless of whether certificates for such securities are actually surrendered). If a Note is redeemed or purchased on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest, if any, shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption shall not be so paid upon surrender for redemption because of the failure of the Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal from the redemption or purchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case, at the rate provided in the Notes and in SECTION 4.1.

SECTION 3.6. Notes Redeemed in Part. Upon surrender and cancellation of a Note that is redeemed in part, the Issuer shall issue and, upon the written request of an Officer of the Issuer, the U.S. Trustee shall authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed portion of the Note surrendered and canceled; provided that each such new Note will be in a principal amount of U.S.$2,000 or integral multiples of U.S.$1,000 in excess thereof.

SECTION 3.7. Optional Redemption.

(a)    The Notes may be redeemed, in whole or in part, at any time prior to January 15, 2025 at the option of the Issuer at a redemption price equal to 100.0% of the principal amount of the Notes redeemed plus the Applicable Premium (calculated by the Issuer) as of, and accrued and unpaid interest, if any, to, the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

(b)    The Notes are subject to redemption, at the option of the Issuer, in whole or in part, at any time or from time to time on or after January 15, 2025, at the following redemption prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, on the Notes to be redeemed to the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning January 15 of the years indicated below:

Year	Redemption Price
2025	103.438%
2026	101.719%
2027 and thereafter	100.000%

(c)    At any time or from time to time prior to June 15, 2024, the Issuer, at its option, may on any one or more occasions redeem up to 35.0% of the principal amount of the outstanding Notes issued under this Indenture (calculated after giving effect to any issuance of Additional Notes) with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to 106.875% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that:

(1)    at least 50.0% of the aggregate principal amount of Notes issued under this Indenture (calculated after giving effect to any issuance of Additional Notes) remains outstanding (unless all of such Notes are redeemed or repurchased pursuant to another provision of this Indenture) immediately after giving effect to any such redemption; and

(2)    the redemption occurs not more than 180 days after the date of the closing of any such Qualified Equity Offering.

(d)    If the Issuer or a Guarantor becomes obligated to pay any Additional Amounts as a result of a change in the laws, rules or regulations of Canada or any Canadian taxing authority, or a change in any official position regarding the application or interpretation thereof (including a holding by a court of competent jurisdiction), which is publicly announced or becomes effective on or after the date of this Indenture and such Additional Amounts cannot (as certified in an Officer’s Certificate to the U.S. Trustee) be avoided by the use of reasonable measures available to the Issuer or any Guarantor (which, for the avoidance of doubt, shall not include any change in the jurisdiction of organization or location of principal office), then the Issuer may, at its option, redeem the Notes, in whole but not in part, upon not less than 10 days nor more than 60 days notice (such notice to be provided not more than 90 days before the next date on which it or the Guarantor would be obligated to pay Additional Amounts), at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date). Notice of the Issuer’s intent to redeem the Notes shall not be effective until such time as it delivers to the U.S. Trustee an Opinion of Counsel stating that the Issuer or a Guarantor is obligated to pay Additional Amounts because of an amendment to or change in law or regulation or position as described in this paragraph.

Notwithstanding the foregoing, in connection with any tender offer, Change of Control Offer or Net Proceeds Offer for the Notes, in the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept such offer and the Issuer or any third party making such offer in lieu of the Issuer purchases all of the Notes held by such Holders such that less than 10% of the aggregate principal amount of Notes outstanding on the Issue Date remain outstanding, the Issuer or such third party will have the right, upon not less than 10 days nor more than 60 days prior notice, which notice shall be delivered not more than 30 days following the purchase pursuant to such offer, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to the price offered to each other Holder in such offer plus, to the extent not included in the purchase price, accrued and unpaid interest on the Notes to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

ARTICLE IV

COVENANTS

SECTION 4.1. Payment of Notes.

(a)    The Issuer shall pay or cause to be paid the principal of, premium, if any, and interest on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid for all purposes hereunder on the date the U.S. Trustee or the Paying Agent, if other than the Issuer or a Subsidiary thereof, holds, as of 10:00 a.m. (New York City time) on the Business Day prior to the relevant payment date, U.S. dollars deposited by the Issuer in immediately available funds and designated for and sufficient to pay all such principal, premium, if any, and interest then due.

(b)    The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period), at the same rate to the extent lawful.

SECTION 4.2. Maintenance of Office or Agency. The Issuer shall maintain an office or agency where Notes may be surrendered for registration of transfer or for exchange and where notices and demands to or upon the Issuer and Guarantors in respect of the Notes and this Indenture (other than the type contemplated by SECTION 11.19) may be served. The Issuer shall give prompt written notice to each of the Trustees of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the each of the Trustees with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the U.S. Trustee.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer shall give prompt written notice to each of the Trustees of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the Corporate Trust Office of the U.S. Trustee as one such office or agency of the Issuer in accordance with SECTION 2.3.

SECTION 4.3. Provision of Financial Information.

(a)    Whether or not required by the SEC, so long as any Notes are outstanding, the Issuer will furnish to each of the Trustees and the Holders of Notes, or, to the extent permitted by the SEC, file electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system) within the time periods specified in the SEC’s rules and regulations applicable to a foreign private issuer subject to the Multijurisdictional Disclosure System:

(1)            (i) all annual financial information that would be required to be contained in a filing with the SEC on Forms 40-F or 20-F (or any successor form), as applicable, containing the information required therein (or required in such successor form) including a report on the annual financial statements by the Issuer’s certified independent accountants as if the Issuer was required to file such forms and was a reporting issuer under the securities laws of the Province of Alberta or Ontario;

 (ii) for the first three quarters of each year, all quarterly financial information that the Issuer would be required to file with or furnish to the SEC on Form 6-K (or any successor form), if the Issuer were required to file or furnish, as applicable, such forms and as if the Issuer was a reporting issuer under the securities laws of the Province of Alberta or Ontario, in each case including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; and

(2)            all current reports that would otherwise be required to be filed or furnished by the Issuer with the SEC on Form 6-K if the Issuer were required to file or furnish, as applicable, such form as if the Issuer was a reporting issuer under the securities laws of the Province of Alberta or Ontario.

If the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by this SECTION 4.3(a) will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries excluding the Unrestricted Subsidiaries.

(b)    In addition, whether or not required by the SEC, the Issuer shall file a copy of all of the information and reports referred to in clauses (1) and (2) of Section 4.3(a) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations applicable to such reports applicable to a foreign private issuer subject to the Multijurisdictional Disclosure System (unless the SEC will not accept the filing) and make the information available to securities analysts and prospective investors upon request. If, notwithstanding the foregoing, the SEC will not accept the Issuer’s filings for any reason, the Issuer will post the reports referred to in clauses (1) and (2) of Section 4.3(a) above on its website within the time periods that would apply if the Issuer were required to file those reports with the SEC.

Notwithstanding any other provision herein, if the Issuer ceases to be a foreign private issuer, then all references to SEC forms and corresponding references to the time periods specified in the SEC’s rules and regulations applicable to a foreign private issuer subject to the Multijurisdictional Disclosure System shall be deemed to refer to Forms 10-K, 10-Q and 8-K, as applicable, and the time periods specified in the SEC’s rules and regulations applicable to a U.S. domestic issuer. If at any time the Issuer ceases to be required to file reports with the SEC under the Exchange Act, the Issuer may at such time (and only such time) elect to satisfy its obligation to report under this Indenture by filing or posting in the manner contemplated in clauses (1) and (2)   of Section 4.3(a) above or by filing or posting as contemplated in the immediately preceding sentence.

For so long as any Notes remain outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and not eligible to be resold pursuant to Rule 144(b)(1) of the Securities Act, the Issuer shall furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act (for so long as such information is required in order to permit resales of the Notes pursuant to Rule 144A).

The Issuer shall notify the U.S. Trustee in writing if the Issuer is not permitted by the SEC to file, or has not filed, electronically with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system) the information and reports referred to in clauses (1) and (2) of Section 4.3(a) above. The U.S. Trustee shall have no obligation to determine if and when the Issuer’s information is available on the SEC’s website.

Delivery of the above reports to the Trustees is for informational purposes only and the Trustees’ receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of its covenants in this Indenture (as to which the Trustees are entitled to rely exclusively on Officer’s Certificates) or any other agreement or document.

SECTION 4.4. Compliance Certificate. The Issuer shall deliver to a Responsible Officer of each of the Trustees, within 90 days after the end of each fiscal year beginning with the fiscal year ending December 31, 2021, an Officer’s Certificate stating that a review of the activities of the Issuer and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether each has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that, to his or her knowledge, each entity has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Issuer is taking or proposes to take with respect thereto) and that, to his or her knowledge, no event has occurred and remains in existence by reason of which payments on account of the principal of, premium, if any, or interest on the Notes is prohibited or if such event has occurred, a description of the event and what action the Issuer is taking or proposes to take with respect thereto.

The Issuer shall, so long as any of the Notes are outstanding, deliver to a Responsible Officer of each of the Trustees, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officer’s Certificate specifying such Default or Event of Default and what action the Issuer is taking or proposes to take with respect thereto.

SECTION 4.5. Taxes. The Issuer shall pay, and shall cause each of its Subsidiaries to pay, prior to delinquency all material taxes, assessments and governmental levies, except such as are contested in good faith and by appropriate proceedings and with respect to which appropriate reserves have been taken in accordance with IFRS or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

SECTION 4.6. Stay, Extension and Usury Laws. The Issuer and each of the Guarantors covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture, and the Issuer and each of the Guarantors (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustees, but shall suffer and permit the execution of every such power as though no such law has been enacted.

SECTION 4.7. Limitation on Restricted Payments.

(a)           The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment:

(1)            a Default shall have occurred and be continuing or shall occur as a consequence thereof;

(2)            the Issuer is not able to incur at least U.S.$1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception; or

(3)            the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after the Issue Date (other than Restricted Payments made pursuant to clauses (2), (3), (4), (5), (6) or (10) of SECTION 4.7(b), exceeds the sum (the “Restricted Payments Basket”) of (without duplication):

 (A)             50.0% of Consolidated Net Income of the Issuer and the Restricted Subsidiaries for the period (taken as one accounting period) commencing on July 1, 2021 to and including the last day of the fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available (or, if such Consolidated Net Income shall be a deficit, minus 100.0% of such deficit), plus

 (B)             100.0% of (A) (i) the aggregate net cash proceeds and (ii) the Fair Market Value of (x) marketable securities (other than marketable securities of the Issuer), (y) Equity Interests of a Person (other than the Issuer or an Affiliate of the Issuer) engaged in a Permitted Business and (z) other assets used in any Permitted Business, received by the Issuer or its Restricted Subsidiaries after the Issue Date, in each case as a contribution to its common equity capital or from the issue or sale of Qualified Equity Interests or from the issue or sale of convertible or exchangeable Disqualified Equity Interests or convertible or exchangeable debt securities of the Issuer that have been converted into or exchanged for such Qualified Equity Interests (other than Equity Interests or debt securities sold to a Subsidiary of the Issuer or net cash proceeds received by the Issuer from Qualified Equity Offerings to the extent applied to redeem the Notes in accordance with the provisions set forth under SECTION 3.7(c)), and (B) the aggregate net cash proceeds, if any, received by the Issuer or any of its Restricted Subsidiaries upon any conversion or exchange described in clause (A) above, plus

 (C)              100.0% of the aggregate amount by which Indebtedness (other than any Subordinated Indebtedness or Indebtedness held by a Subsidiary of the Issuer) of the Issuer or any Restricted Subsidiary is reduced on the Issuer’s consolidated balance sheet upon the conversion or exchange after the Issue Date of any such Indebtedness into or for Qualified Equity Interests, plus

 (D)              in the case of the disposition or repayment of or return on any Investment that was treated as a Restricted Payment made by the Issuer or any Restricted Subsidiary after the Issue Date (other than the release of any guarantee), an amount (to the extent not included in the computation of Consolidated Net Income) equal to the lesser of (i) 100.0% of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash or other property (valued at the Fair Market Value thereof) as the return of capital with respect to such Investment and (ii) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment and net of taxes, plus

 (E)              in the case of the release of any guarantee that was treated as a Restricted Payment made by the Issuer or any Restricted Subsidiary after the Issue Date, an amount equal to the amount of such guarantee that was treated as a Restricted Payment less any amount paid under such guarantee; plus

 (F)               upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, an amount (to the extent not included in the computation of Consolidated Net Income) equal to the lesser of (i) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (ii) the aggregate amount of the Issuer’s Investments in such Subsidiary to the extent such Investments reduced the Restricted Payments Basket and were not previously repaid or otherwise reduced.

(b)	Notwithstanding the foregoing, SECTION 4.7(a) will not prohibit:

(1)            the payment of any dividend or redemption payment or the making of any distribution within 60 days after the date of declaration thereof if, on the date of declaration, the dividend, redemption or distribution payment, as the case may be, would have complied with the provisions of this Indenture;

(2)            any Restricted Payment made in exchange for, or out of the proceeds of, the substantially concurrent issuance and sale of Qualified Equity Interests;

(3)            the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Issuer or any Guarantor in exchange for, or out of the proceeds of, the substantially concurrent incurrence of, Refinancing Indebtedness permitted to be incurred under SECTION 4.9 and the other terms of this Indenture;

(4)            the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Issuer or any Restricted Subsidiary (a) at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a Change of Control in accordance with provisions similar to SECTION 4.14 or (b) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to SECTION 4.10; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Issuer has made the Change of Control Offer or Net Proceeds Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Net Proceeds Offer;

(5)            the redemption, repurchase or other acquisition or retirement for value of Equity Interests of the Issuer held by officers, directors or employees or former officers, directors or employees (or their transferees, estates or beneficiaries under their estates), either (x) upon any such individual’s death, disability, retirement, severance or termination of employment or service or (y) pursuant to any equity subscription agreement, stock option agreement, stockholders’ agreement or similar agreement; provided, in any case, that the aggregate cash consideration paid for all such redemptions, repurchases or other acquisitions or retirements shall not exceed (A) U.S.$5.0 million during any calendar year (with unused amounts in any calendar year being carried forward to succeeding calendar years) plus (B) the amount of any net cash proceeds received by or contributed to the Issuer from the issuance and sale after the Issue Date of Qualified Equity Interests to its officers, directors or employees that have not been applied to the payment of Restricted Payments pursuant to this clause (5), plus (C) the net cash proceeds of any “key-man” life insurance policies that have not been applied to the payment of Restricted Payments pursuant to this clause (5); and provided further that cancellation of Indebtedness owing to the Issuer from members of management of the Issuer or any Restricted Subsidiary in connection with a repurchase of Equity Interests of the Issuer will not be deemed to constitute a Restricted Payment for purposes of this SECTION 4.7 or any other provision of this Indenture;

(6)            (a) repurchases, redemptions or other acquisitions or retirements for value of Equity Interests of the Issuer deemed to occur upon the exercise of stock options, warrants, rights to acquire Equity Interests of the Issuer or other convertible securities to the extent such Equity Interests of the Issuer represent a portion of the exercise or exchange price thereof and (b) any repurchases, redemptions or other acquisitions or retirements for value of Equity Interests of the Issuer made in lieu of withholding taxes in connection with any exercise or exchange of stock options, warrants or other similar rights;

(7)            dividends on Disqualified Equity Interests of the Issuer issued in compliance with SECTION 4.9 to the extent such dividends are included in the definition of Consolidated Interest Expense;

(8)            the payment of cash in lieu of fractional Equity Interests of the Issuer;

(9)            payments or distributions to dissenting stockholders pursuant to applicable law in connection with a merger, amalgamation, consolidation or transfer of assets that complies with SECTION 5.1;

(10)          cash distributions by the Issuer to the holders of Equity Interests of the Issuer in accordance with a distribution reinvestment plan or dividend reinvestment plan to the extent such payments are applied to the purchase of Equity Interests directly from the Issuer;

(11)          the payment of cash dividends on the Issuer’s outstanding common shares; provided that the amount of such dividends in any fiscal quarter of the Issuer shall not exceed U.S.$0.06 per share, assuming a number of common shares outstanding equal to the number of common shares outstanding upon issuance of the Issuer’s 7.125% Senior Notes due 2026 on November 22, 2017 (such share amount and per share amount subject to pro rata adjustments for any share splits, share dividends, share combinations, reverse share splits or similar events occurring since such date, and as may occur following the Issue Date); or

(12)          payment of other Restricted Payments from time to time in an aggregate amount not to exceed the greater of (a) U.S.$250.0 million and (b) 6.0% of the Issuer’s Consolidated Tangible Assets.

provided that (a) in the case of any Restricted Payment pursuant to clauses (4), (5), (11) or (12) above, no Default shall have occurred and be continuing or occur as a consequence thereof (it being understood that the making of a Restricted Payment in reliance on clause (4), (5), (11) or (12) above shall not be deemed to be a Default under this SECTION 4.7), and (b) no issuance and sale of Qualified Equity Interests used to make a payment pursuant to clauses (2) or (5)(B) above shall increase the Restricted Payments Basket to the extent of such payment.

For the purposes of determining compliance with any U.S. Dollar denominated restriction on Restricted Payments denominated in a foreign currency, the U.S. Dollar equivalent amount of such Restricted Payment shall be calculated based on the relevant currency exchange rate in effect on the date that such Restricted Payment was made.

The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to SECTION 4.18. For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or a portion thereof) meets the criteria of clauses (1) through (12) above or is entitled to be made pursuant to the Restricted Payments Basket or as a Permitted Investment, the Issuer will be entitled to divide, classify or later reclassify (based on circumstances existing on the date of such reclassification) such Restricted Payment (or portion thereof) among such clauses (1) through (12), the Restricted Payments Basket and any such Permitted Investments in a manner that otherwise complies with this covenant, and following such reclassification such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only the clause or clauses of this covenant to which such Restricted Payment or Permitted Investment has been reclassified.

SECTION 4.8. Limitations on Dividend and Other Restrictions Affecting Restricted Subsidiaries. The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)            pay dividends or make any other distributions on or in respect of its Equity Interests to the Issuer or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Equity Interests);

(b)            make loans or advances, or pay any Indebtedness or other obligation owed, to the Issuer or any other Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Issuer or any Restricted Subsidiary to other Indebtedness or obligations incurred by the Issuer or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(c)            transfer any of its property or assets to the Issuer or any other Restricted Subsidiary (it being understood that such transfers shall not include any type of transfer described in clause (a) or (b) above);

except for, in each case:

(1)            encumbrances or restrictions existing under agreements existing on the Issue Date (including, without limitation, the Credit Agreement, the Existing Indentures and the Sale and Repurchase Agreement) as in effect on that date;

(2)            encumbrances or restrictions existing under this Indenture, the Notes and the Guarantees;

(3)            any instrument governing Acquired Indebtedness or Equity Interests of a Person acquired by the Issuer or any of its Restricted Subsidiaries, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(4)            any agreement or other instrument of a Person acquired by the Issuer or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired (including after acquired property);

(5)             any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of an agreement referred to in clauses (1), (2), (3), (4), (5) or (10); provided, however, that such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive than the encumbrances and restrictions contained in the agreements referred to in clauses (1), (2), (3) or (4) of this SECTION 4.8(c) on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary or was merged into a Restricted Subsidiary, whichever is applicable;

(6)            encumbrances or restrictions existing under or by reason of applicable law, regulation or order;

(7)            non-assignment provisions of any contract or any lease entered into in the ordinary course of business;

(8)            in the case of clause (c) above, Liens permitted to be incurred under the provisions of SECTION 4.12 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(9)            restrictions imposed under any agreement to sell Equity Interests or assets, as permitted under this Indenture, to any Person pending the closing of such sale;

(10)          any other agreement governing Indebtedness or other obligations entered into after the Issue Date that either (A) contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date or (B) contains any such encumbrance or restriction that is customary and does not prohibit (except upon a default or an event of default thereunder) the payment of dividends in an amount sufficient, as determined by the board of directors of the Issuer in good faith, to make scheduled payments of cash interest and principal on the Notes when due;

(11)          customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements, shareholder agreements and other similar agreements entered into in the ordinary course of business that restrict the disposition or distribution of ownership interests in or assets of such partnership, limited liability company, joint venture, corporation or similar Person;

(12)           Purchase Money Indebtedness and any Refinancing Indebtedness in respect thereof incurred in compliance with SECTION 4.9 that imposes restrictions of the nature described in SECTION 4.8(c) on the assets acquired; and

(13)          restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business.

SECTION 4.9. Limitations on Additional Indebtedness.

(a)           The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness); provided that the Issuer or any Restricted Subsidiary may incur additional Indebtedness (including Acquired Indebtedness), in each case, if, after giving effect thereto on a pro forma basis, the Consolidated Interest Coverage Ratio would be at least 2.00 to 1.00 (the “Coverage Ratio Exception”).

(b)           Notwithstanding the above, each of the following incurrences of Indebtedness shall be permitted (the “Permitted Indebtedness”):

(1)            Indebtedness of the Issuer and any Restricted Subsidiary under the Credit Facilities in an aggregate principal amount at any time outstanding, including the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) not to exceed the greater of (a) U.S.$1,000.0 million and (b) 25.0% of the Issuer’s Consolidated Tangible Assets;

(2)            Indebtedness under the Initial Notes and the Guarantees issued on the Issue Date;

(3)            Indebtedness of the Issuer and its Restricted Subsidiaries to the extent outstanding on the Issue Date, including without limitation, the Existing Notes and the guarantees thereof (other than Indebtedness referred to in clauses (1), (2), (4), (6), (7), (8), (9), (10), (12) and (16));

(4)            (a) guarantees by the Issuer or Guarantors of Indebtedness permitted to be incurred in accordance with the provisions of this Indenture; provided that in the event such Indebtedness that is being guaranteed is Subordinated Indebtedness, then the related guarantee shall be subordinated in right of payment to the Notes or the Guarantees, as the case may be, and (b) guarantees of Indebtedness incurred by Restricted Subsidiaries that are not Guarantors in accordance with the provisions of this Indenture;

(5)            Indebtedness under Hedging Obligations entered into for bona fide hedging purposes of the Issuer or any Restricted Subsidiary and not for the purpose of speculation; provided that in the case of Hedging Obligations relating to interest rates, (a) such Hedging Obligations relate to payment obligations on Indebtedness otherwise permitted to be incurred by this SECTION 4.9, and (b) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;

(6)            Indebtedness of the Issuer owed to and held by a Restricted Subsidiary and Indebtedness of any Restricted Subsidiary owed to and held by the Issuer or any other Restricted Subsidiary; provided, however, that

 (a)    if the Issuer is the obligor on Indebtedness and a Restricted Subsidiary that is not a Guarantor is the obligee, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

 (b)    if a Guarantor is the obligor on such Indebtedness and a Restricted Subsidiary that is not a Guarantor is the obligee, such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; and

 (c)    (i) any subsequent issuance or transfer of Equity Interests or any other event which results in any such Indebtedness being held by a Person other than the Issuer or any other Restricted Subsidiary; and

 (ii) any sale or other transfer of any such Indebtedness to a Person other than the Issuer or any other Restricted Subsidiary;

shall be deemed, in each case of this clause (c), to constitute an incurrence of such Indebtedness not permitted by this clause (6);

(7)            Indebtedness in respect of workers’ compensation claims, bank guarantees, warehouse receipt or similar facilities, property, casualty or liability insurance, take-or-pay obligations in supply arrangements, self-insurance obligations or completion, performance, bid performance, appeal or surety bonds in the ordinary course of business, including guarantees or obligations with respect to letters of credit supporting such workers’ compensation claims, bank guarantees, warehouse receipt or similar facilities, property, casualty or liability insurance, take-or-pay obligations in supply arrangements, self-insurance obligations or completion, performance, bid performance, appeal or surety bonds;

(8)            Purchase Money Indebtedness incurred by the Issuer or any Restricted Subsidiary after the Issue Date, and Refinancing Indebtedness thereof, in an aggregate principal amount not to exceed at any time outstanding the greater of

(a) U.S.$100.0 million and (b) 2.5% of the Issuer’s Consolidated Tangible Assets;

(9)            Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business;

(10)          Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(11)           Refinancing Indebtedness of the Issuer or any Restricted Subsidiary with respect to Indebtedness incurred pursuant to the Coverage Ratio Exception, clause (2), (3) or (8) above, this clause (11), or clause (17) below;

(12)          indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets of the Issuer or any Restricted Subsidiary or Equity Interests of a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Equity Interests for the purpose of financing or in contemplation of any such acquisition; provided that (a) any amount of such obligations included on the face of the balance sheet of the Issuer or any Restricted Subsidiary shall not be permitted under this clause (12) (contingent obligations referred to on the face of a balance sheet or in a footnote thereto and not otherwise quantified and reflected on the balance sheet will not be deemed “included on the face of the balance sheet” for purposes of the foregoing) and (b) in the case of a disposition, the maximum aggregate liability in respect of all such obligations outstanding under this clause (12) shall at no time exceed the gross proceeds actually received by the Issuer and the Restricted Subsidiaries in connection with such disposition;

(13)          Indebtedness of Foreign Restricted Subsidiaries in an aggregate amount outstanding at any one time not to exceed the greater of (a) U.S.$100.0 million and (b) 15.0% of such Foreign Restricted Subsidiaries’ Consolidated Tangible Assets;

(14)          additional Indebtedness of the Issuer or any Restricted Subsidiary in an aggregate principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause (14) and then outstanding, will not exceed the greater of (a) U.S.$200.0 million and (b) 5.0% of the Issuer’s Consolidated Tangible Assets;

(15)          Indebtedness in respect of Specified Cash Management Agreements entered into in the ordinary course of business;

(16)          Indebtedness incurred under one or more short-term operating facilities provided by a Canadian chartered bank and/or other lenders or the respective affiliates thereof to the Issuer and/or any Restricted Subsidiary providing for borrowings to be made and/or letters of credit to be issued pursuant thereto in an aggregate principal amount, together with any Refinancing Indebtedness thereof, not to exceed U.S.$100.0 million, at any one time outstanding;

(17)          Indebtedness of Persons incurred and outstanding on the date on which such Person was acquired by the Issuer or any Restricted Subsidiary, or merged or consolidated with or into the Issuer or any Restricted Subsidiary (including Indebtedness incurred in connection with, or in contemplation of, such acquisition, merger or consolidation); provided, however, that at the time such Person or assets is/are acquired by the Issuer or a Restricted Subsidiary, or merged or consolidated with the Issuer or any Restricted Subsidiary and after giving pro forma effect to the incurrence of such Indebtedness pursuant to this clause (17) and any other related Indebtedness, either (i) the Issuer would have been able to incur U.S.$1.00 of additional Indebtedness pursuant to the first paragraph of this covenant; or (ii) the Consolidated Interest Coverage Ratio of the Issuer and its Restricted Subsidiaries would be greater than or equal to such Consolidated Interest Coverage Ratio immediately prior to such acquisition, merger or consolidation; and

(18)          Indebtedness representing deferred compensation to directors, officers, members of management or employees (in their capacities as such) of the Issuer or any Restricted Subsidiary and incurred in the ordinary course of business.

For purposes of determining compliance with this SECTION 4.9, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (18) above or is entitled to be incurred pursuant to the Coverage Ratio Exception, the Issuer shall, in its sole discretion, divide or classify such item of Indebtedness and may divide and classify such Indebtedness in more than one of the types of Indebtedness described, except that Indebtedness incurred under the Credit Agreement on or prior to the Issue Date shall be deemed to have been incurred under clause (1) above, and may later reclassify any item of Indebtedness described in clauses (1) through (18) above (provided that at the time of reclassification it meets the criteria in such category or categories). In addition, for purposes of determining any particular amount of Indebtedness under this SECTION 4.9, (i) guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included so long as incurred by a Person that could have incurred such Indebtedness; and (ii) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

For the purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness denominated in a foreign currency, the U.S. Dollar equivalent principal amount of such Indebtedness incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the earlier of the date that such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar- denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

In addition, the Issuer shall not permit any of its Unrestricted Subsidiaries to incur any Indebtedness other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this SECTION 4.9, the Issuer shall be in Default of this SECTION 4.9).

SECTION 4.10. Limitation on Asset Sales.

(a)           The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1)    the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Sale) of the shares and assets subject to such Asset Sale; and

(2)    at least 75.0% of the total consideration from such Asset Sale and all other Asset Sales since the Issue Date, on a cumulative basis, received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents.

For purposes of clause (2) above and for no other purpose, the following shall be deemed to be cash:

(a)    the amount (without duplication) of any Indebtedness (other than Subordinated Indebtedness or intercompany Indebtedness) of the Issuer or such Restricted Subsidiary that is expressly assumed by the transferee of any such assets pursuant to a written novation agreement that releases the Issuer or such Restricted Subsidiary from further liability therefor,

(b)    the amount of any securities, notes or other obligations received from such transferee that are within 180 days after such Asset Sale converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash actually so received),

(c)    any Designated Non-cash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this SECTION 4.10(a)(2)(c) that is at that time outstanding, not to exceed the greater of (i)   U.S.$100.0 million and (ii) 2.5% of the Issuer’s Consolidated Tangible Assets at the time of receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, and

(d)    the Fair Market Value of (i) any assets (other than securities) received by the Issuer or any Restricted Subsidiary to be used by it in a Permitted Business, (ii) Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Issuer or (iii) a combination of (i) and (ii).

If at any time any non-cash consideration received by the Issuer or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is repaid or converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non- cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Available Proceeds thereof shall be applied in accordance with this SECTION 4.10.

Any Asset Sale pursuant to a condemnation, expropriation, appropriation or other similar taking, including by deed in lieu of condemnation, or pursuant to the foreclosure or other enforcement of a Permitted Lien or exercise by the related lienholder of rights with respect thereto, including by deed or assignment in lieu of foreclosure shall not be required to satisfy the conditions set forth in clauses (1) and (2) of this SECTION 4.10(a).

Notwithstanding the foregoing, the 75.0% limitation referred to above shall be deemed satisfied with respect to any Asset Sale in which the cash or Cash Equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 75.0% limitation.

(b)            If the Issuer or any Restricted Subsidiary engages in an Asset Sale, the Issuer or such Restricted Subsidiary shall, no later than 365 days following the consummation thereof, (or, with respect to clause (3) below, within 365 days after the receipt of any Net Available Proceeds from any Asset Sale the Issuer or any Restricted Subsidiary entered into a contractual commitment, pursuant to a binding agreement, to apply any such Net Available Proceeds, then, within 545 days following the consummation thereof), apply all or any of the Net Available Proceeds therefrom to:

(1)    permanently reduce (and permanently reduce commitments with respect thereto): (x) obligations under the Credit Agreement and/or (y) Indebtedness of the Issuer or a Restricted Subsidiary that is secured by a Lien (in each case other than any Disqualified Equity Interests or Subordinated Indebtedness, and other than Indebtedness owed to the Issuer or an Affiliate of the Issuer);

(2)    permanently reduce obligations under other Indebtedness of the Issuer or a Restricted Subsidiary (in each case other than any Disqualified Equity Interests or Subordinated Indebtedness, and other than Indebtedness owed to the Issuer or an Affiliate of the Issuer); provided that the Issuer shall equally and ratably reduce obligations under the Notes as provided under SECTION 3.7, through open market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for a Net Proceeds Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

(3)    (A) make any capital expenditure or otherwise invest all or any part of the Net Available Proceeds thereof in the purchase of assets (other than securities and excluding working capital or current assets for the avoidance of doubt) to be used by the Issuer or any Restricted Subsidiary in a Permitted Business, (B) acquire Qualified Equity Interests held by a Person other than the Issuer or any of its Restricted Subsidiaries in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the consummation of such acquisition or (C) a combination of (A) and (B).

The amount of Net Available Proceeds not applied or invested as provided in clauses (1) through (3) of this SECTION 4.10(b) shall constitute “Excess Proceeds.”

(c)            When the aggregate amount of Excess Proceeds equals or exceeds U.S.$50.0 million, the Issuer shall be required to make an offer to purchase or redeem (a “Net Proceeds Offer”) from all Holders (unless the Issuer has previously or concurrently exercised its right to redeem all of the Notes as described under Section 3.7) and, to the extent required by the terms of other Pari Passu Indebtedness of the Issuer, to all holders of other Pari Passu Indebtedness outstanding with similar provisions requiring the Issuer to make an offer to purchase or redeem such Pari Passu Indebtedness with the proceeds from any Asset Sale, to purchase or redeem the maximum principal amount of Notes and any such Pari Passu Indebtedness to which the Net Proceeds Offer applies that may be purchased or redeemed out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of Notes and Pari Passu Indebtedness plus accrued and unpaid interest thereon, if any, to the date of purchase, in accordance with the procedures set forth in this Indenture or the agreements governing the Pari Passu Indebtedness, as applicable, in each case in denominations of U.S.$2,000 or integral multiples of U.S.$1,000 in excess thereof.

To the extent that the sum of the aggregate principal amount of Notes and Pari Passu Indebtedness so validly tendered pursuant to a Net Proceeds Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds, or a portion thereof, for any purposes not otherwise prohibited by the provisions of this Indenture. If the aggregate principal amount of Notes and Pari Passu Indebtedness so validly tendered pursuant to a Net Proceeds Offer exceeds the amount of Excess Proceeds, the Issuer shall select the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate outstanding principal amount of Notes and Pari Passu Indebtedness. Upon completion of such Net Proceeds Offer in accordance with the foregoing provisions, the amount of Excess Proceeds with respect to which such Net Proceeds Offer was made shall be deemed to be zero.

(d)            The Net Proceeds Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Net Proceeds Offer Period”). No later than five Business Days after the termination of the Net Proceeds Offer Period (the “Net Proceeds Purchase Date”), the Issuer will purchase the principal amount of Notes and Pari Passu Indebtedness required to be purchased pursuant to this SECTION 4.10 (the “Net Proceeds Offer Amount”) or, if less than the Net Proceeds Offer Amount has been so validly tendered, all Notes and Pari Passu Indebtedness validly tendered in response to the Net Proceeds Offer.

If the Net Proceeds Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Net Proceeds Offer.

Pending the final application of any Net Available Proceeds pursuant to this SECTION 4.10, the holder of such Net Available Proceeds may apply such Net Available Proceeds temporarily to reduce Indebtedness outstanding under a revolving Credit Facility or otherwise invest such Net Available Proceeds in any manner not prohibited by this Indenture.

On or before the Net Proceeds Purchase Date, the Issuer will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Net Proceeds Offer Amount of Notes and Pari Passu Indebtedness or portions of Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to the Net Proceeds Offer, or if less than the Net Proceeds Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn, in each case in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. The Issuer will deliver to the U.S. Trustee an Officer’s Certificate stating that such Notes or portions thereof were accepted for payment by the Issuer in accordance with the terms of this SECTION 4.10 and, in addition, the Issuer will obtain all certificates and notes required, if any, by the agreements governing the Pari Passu Indebtedness. The Issuer or the Paying Agent, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Net Proceeds Offer Period) mail or deliver to each tendering Holder and the Issuer will mail or deliver to each tendering holder or lender of Pari Passu Indebtedness, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Indebtedness so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Issuer for purchase, and the Issuer will promptly issue a new Note, and the U.S. Trustee, upon delivery of an Officer’s Certificate from the Issuer, will authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof. In addition, the Issuer will take any and all other actions required by the agreements governing the Pari Passu Indebtedness. Any Note not so accepted will be promptly mailed or delivered by the Issuer to the Holder thereof. The Issuer will publicly announce the results of the Net Proceeds Offer on the Net Proceeds Purchase Date.

Notwithstanding the foregoing, the sale, conveyance or other disposition of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries, taken as a whole, will be governed by SECTION 4.14 and/or SECTION 5.1 and not by this SECTION 4.10.

The Issuer shall comply with all applicable securities laws and regulations in Canada and the United States, including, without limitation, the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with this SECTION 4.10, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this SECTION 4.10 by virtue of such compliance.

SECTION 4.11. Limitation on Transactions with Affiliates.

(a)            The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (an “Affiliate Transaction”), involving aggregate payments or consideration in excess of U.S.$5.0 million, unless:

(1)            the terms of such Affiliate Transaction are no less favorable in all material respects to the Issuer or such Restricted Subsidiary, as the case may be, than those that would have been obtained in a comparable transaction at the time of such transaction in arm’s length dealings with a Person who is not such an Affiliate; and

(2)            the Issuer delivers to the U.S. Trustee, with respect to any Affiliate Transaction involving aggregate value in excess of U.S.$25.0 million, an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above and a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by the Independent Directors approving such Affiliate Transaction.

(b)            The foregoing restrictions shall not apply to:

(1)            transactions exclusively between or among (a) the Issuer and one or more Restricted Subsidiaries or (b) Restricted Subsidiaries;

(2)            reasonable director, trustee, officer and employee compensation (including bonuses) and other benefits (including pursuant to any employment agreement or any retirement, health, stock option or other benefit plan), payments or loans (or cancellation of loans) to employees of the Issuer and indemnification arrangements, in each case, as determined in good faith by the Issuer’s Board of Directors or senior management;

(3)            the entering into of a tax sharing agreement, or payments pursuant thereto, between the Issuer and/or one or more Subsidiaries, on the one hand, and any other Person with which the Issuer or such Subsidiaries are required or permitted to file a consolidated tax return or with which the Issuer or such Subsidiaries are part of a consolidated group for tax purposes to be used by such Person to pay taxes, and which payments by the Issuer and the Restricted Subsidiaries are not in excess of the tax liabilities that would have been payable by them on a stand-alone basis;

(4)            any Permitted Investments (other than pursuant to clause (1) of the definition thereof);

(5)            any Restricted Payments which are made in accordance with SECTION 4.7;

(6)            any agreement in effect on the Issue Date or as thereafter amended or replaced in any manner that, taken as a whole, is not more disadvantageous to the Holders or the Issuer in any material respect than such agreement as it was in effect on the Issue Date;

(7)            any transaction with a Person (other than an Unrestricted Subsidiary of the Issuer) which would constitute an Affiliate of the Issuer solely because the Issuer or a Restricted Subsidiary owns an equity interest in or otherwise controls such Person;

(8)            (a) any transaction with an Affiliate where the only consideration paid by the Issuer or any Restricted Subsidiary is Qualified Equity Interests or (b) the issuance or sale of any Qualified Equity Interests and the granting of registration and other customary rights in connection therewith;

(9)            transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the U.S. Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable, when taken as a whole, to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(10)          transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services or providers of employees or other labor that are Affiliates, in each case in the ordinary course of business, consistent with past practice or consistent with industry practice and otherwise in compliance with the terms of this Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the Issuer, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

SECTION 4.12. Limitations on Liens. The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien (other than Permitted Liens) upon any of their property or assets (including Equity Interests of any Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, which Lien secures Indebtedness or trade payables, unless contemporaneously with the incurrence of such Lien:

(1)            in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2)            in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, with a Lien on the same collateral that is senior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien.

SECTION 4.13. Payments for Consent. The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment; provided that if such consents, waivers or amendments are sought in connection with an exchange offer where participation in such exchange offer is limited to holders who are “qualified institutional buyers,” within the meaning of Rule 144A, or non-U.S. persons, within the meaning of Regulation S, then such consideration need only be offered to all Holders of the Notes to whom the exchange offer is being made and to be paid to all such holders that consent, waive or agree to amend in such time frame.

SECTION 4.14. Offer to Purchase upon Change of Control. Upon the occurrence of any Change of Control, unless the Issuer has previously or concurrently exercised its right to redeem all of the Notes as described under SECTION 3.7, each Holder will have the right to require that the Issuer purchase all or any portion (equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof) of that Holder’s Notes for a cash price (the “Change of Control Purchase Price”) equal to 101.0% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, thereon to the date of purchase.

Within 30 days following any Change of Control, the Issuer will deliver, or caused to be delivered, to the Holders, with a copy to the Trustees, a notice:

(1)            describing the transaction or transactions that constitute the Change of Control;

(2)            offering to purchase, pursuant to the procedures required by this Indenture and described in the notice (a “Change of Control Offer”), on a date specified in the notice, which shall be a Business Day not earlier than 30 days, nor later than 60 days, from the date the notice is delivered (the “Change of Control Payment Date”), and for the Change of Control Purchase Price, all Notes properly tendered by such Holder pursuant to such Change of Control Offer; and

(3)            describing the procedures, as determined by the Issuer, consistent with this Indenture, that Holders must follow to accept the Change of Control Offer.

On the Business Day immediately preceding the Change of Control Payment Date, the Issuer will, to the extent lawful, deposit with the Paying Agent an amount equal to the Change of Control Purchase Price in respect of the Notes or portions of Notes properly tendered.

On the Change of Control Payment Date, the Issuer will, to the extent lawful:

(1)            accept for payment all Notes or portions of Notes (of U.S.$2,000 or integral multiples of U.S.$1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer; and

(2)             deliver or cause to be delivered to the U.S. Trustee the Notes so accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The Paying Agent will promptly deliver to each Holder who has so tendered Notes the Change of Control Purchase Price for such Notes, and the U.S. Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes so tendered, if any; provided that each such new Note will be in a principal amount of U.S.$2,000 or integral multiples of U.S.$1,000 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid on the relevant interest payment date to the Person in whose name a Note is registered at the close of business on such record date.

A Change of Control Offer shall remain open for at least 20 Business Days or for such longer period as is required by law. The Issuer shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Issuer’s obligation to make a Change of Control Offer shall be satisfied if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer.

The Issuer shall comply with all applicable securities legislation in Canada and the United States, including, without limitation, the requirements of Rule 14e-l under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with this SECTION 4.14, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this SECTION 4.14 by virtue of such compliance.

The provisions under this Indenture relating to the Issuer’s obligation to make a Change of Control Offer may be waived, modified or terminated prior to the occurrence of the triggering Change of Control with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

SECTION 4.15. Corporate Existence. Subject to SECTION 4.14 and ARTICLE V, as the case may be, the Issuer shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership, limited liability company or other existence of each of its Subsidiaries in accordance with the respective organizational documents (as the same may be amended from time to time) of the Issuer or any such Subsidiary and the rights (charter and statutory), licenses and franchises of the Issuer and its Subsidiaries; provided that the Issuer shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of its Subsidiaries, if the Board of Directors of the Issuer shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Issuer and its Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders.

SECTION 4.16. Business Activities. The Issuer shall engage, and shall cause its Restricted Subsidiaries to engage, only in businesses that, when considered together as a single enterprise, are primarily the Permitted Business.

SECTION 4.17. Additional Guarantees. If any Restricted Subsidiary of the Issuer shall guarantee any Indebtedness of the Issuer or any Guarantor under a Credit Facility or under debt securities issued in the capital markets (including the Existing Notes) except for any such Subsidiary if the Fair Market Value of the assets of such Subsidiary, together with the Fair Market Value of the assets of any other Subsidiaries that guaranteed such Indebtedness of the Issuer or any Guarantor but did not guarantee the Notes, does not exceed U.S.$25.0 million in the aggregate, then the Issuer shall cause such Restricted Subsidiary to:

(1)    execute and deliver to each of the Trustees a supplemental indenture in substantially the form attached hereto as Exhibit B, pursuant to which such Restricted Subsidiary shall unconditionally guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on a senior basis and all other obligations of the Issuer under this Indenture; and

(2)    deliver to the Trustees one or more Opinions of Counsel that such supplemental indenture (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms.

SECTION 4.18. Limitations on Designation of Unrestricted Subsidiaries. The Board of Directors of the Issuer may designate any Subsidiary (including any newly formed or newly acquired Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) of the Issuer as an “Unrestricted Subsidiary” under this Indenture (a “Designation”) only if:

(1)    no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(2)    the Issuer would be permitted to make, at the time of such Designation, (a) a Permitted Investment or (b) an Investment pursuant to SECTION 4.7(a), in either case, in an amount (the “Designation Amount”) equal to the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary on such date.

No Subsidiary shall be Designated as an “Unrestricted Subsidiary” unless:

(1)            all of the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of Designation, consist of Non-Recourse Debt, except for any guarantee given solely to support the pledge by the Issuer or any Restricted Subsidiary of the Equity Interests of such Unrestricted Subsidiary, which guarantee is not recourse to the Issuer or any Restricted Subsidiary;

(2)            on the date such Subsidiary is Designated an Unrestricted Subsidiary, such Subsidiary is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary unless the terms of the agreement, contract, arrangement or understanding are no less favorable in any material respect to the Issuer or the Restricted Subsidiary than those that would be obtained at the time from Persons who are not Affiliates of the Issuer;

(3)            such Subsidiary is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests of such Person or (b) to maintain or preserve the Person’s financial condition or to cause the Person to achieve any specified levels of operating results; and

(4)            such Subsidiary has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Issuer or any Restricted Subsidiary, except for any guarantee given solely to support the pledge by the Issuer or any Restricted Subsidiary of the Equity Interests of such Unrestricted Subsidiary, which guarantee is not recourse to the Issuer or any Restricted Subsidiary.

Any such Designation by the Board of Directors of the Issuer shall be evidenced to each of the Trustees by filing with each Trustee a resolution of the Board of Directors of the Issuer giving effect to such Designation and an Officer’s Certificate certifying that such Designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary at such time and, if the Indebtedness is not permitted to be incurred under SECTION 4.9 or the Lien is not permitted under SECTION 4.12, the Issuer shall be in default of the applicable covenant.

The Board of Directors of the Issuer may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”) only if:

(1)            no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

(2)            all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes of this Indenture.

Any such Redesignation shall be evidenced to each of the Trustees by filing with each Trustee a resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such Redesignation complies with the foregoing conditions.

SECTION 4.19. Further Instruments and Acts. Upon request by either of the Trustees, the Issuer shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

SECTION 4.20. Covenant Termination.

(a)    Following the first date that the Notes have a Moody’s rating of Baa3 or higher, an S&P rating of BBB- or higher or a Fitch rating of BBB- or higher and no Default or Event of Default has occurred and is then continuing, the Issuer and the Restricted Subsidiaries will no longer be subject to the following covenants:

(1)	SECTION 4.7 (except to the extent applicable under the definition of “Unrestricted Subsidiary”);

(2)	SECTION 4.8;

(3)	SECTION 4.9;

(4)	SECTION 4.10;

(5)	SECTION 4.11;

(6)	SECTION 4.16; and

(7)	SECTION 5.1(a)(3).

(b)    The Issuer will notify each of the Trustees in writing in the event the Notes have either of the ratings specified in Section 4.20(a). No Trustee or Agent shall have any liability or responsibility with respect to, or obligation or duty to monitor, determine or inquire as to (i) the Issuer or any Guarantor’s compliance with any covenant under this Indenture (other than the covenant to make payment on the Notes) or (ii) as to whether or not Moody’s, S&P, or Fitch has adjusted the rating of the Notes.

SECTION 4.21. OFAC Certification and Covenants.

(a)    The Issuer and the Guarantors each covenant and represent that neither they nor any of their affiliates, subsidiaries, directors or officers are the target or subject of any sanctions enforced by the US Government, (including, the Office of Foreign Assets Control of the US Department of the Treasury (“OFAC”)), the United Nations Security Council, the European Union, HM Treasury, or other relevant sanctions authority (collectively “Sanctions”).

(b)    The Issuer and the Guarantors each covenant and represent that neither they nor any of their affiliates, subsidiaries, directors or officers will use any proceeds received pursuant to the Indenture, (a) to fund or facilitate any activities of or business with any person who, at the time of such funding or facilitation, is the subject or target of Sanctions, (b) to fund or facilitate any activities of or business with any country or territory that is the target or subject of Sanctions, or (c) in any other manner that will result in a violation of Sanctions by any person.

ARTICLE V

SUCCESSORS

SECTION 5.1. Consolidation, Merger, Conveyance, Transfer or Lease.

(a)    The Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, consolidate, amalgamate or merge with or into or wind up or dissolve into another Person (whether or not the Issuer is the surviving Person), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Issuer and its Restricted Subsidiaries (taken as a whole) unless:

(1)	either:

(a)              the Issuer will be the surviving or continuing Person; or

(b)              the Person (if other than the Issuer) formed by or surviving or continuing from such consolidation, merger, amalgamation, winding up or dissolution or to which such sale, lease, transfer, conveyance or other disposition or assignment shall be made (collectively, the “Successor”) is a corporation, limited liability company or limited partnership organized and existing under the laws of Canada or any province thereof or the United States of America or of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by agreements in form and substance reasonably satisfactory to the U.S. Trustee, all of the obligations of the Issuer under the Notes and this Indenture; provided, that if the Successor is not a corporation, a Restricted Subsidiary that is a corporation expressly assumes as co-obligor all of the obligations of the Issuer under this Indenture and the Notes pursuant to a supplemental indenture to this Indenture executed and delivered to each of the Trustees;

(2)            immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default shall have occurred and be continuing;

(3)             immediately after giving pro forma effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, (i) the Issuer or its Successor, as the case may be, could incur U.S.$1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception or

(ii)   the Consolidated Interest Coverage Ratio for the Issuer or its Successor, as the case may be, and its Restricted Subsidiaries would be greater than or equal to such Consolidated Interest Coverage Ratio prior to such transaction; and

(4)            the Issuer shall have delivered to the U.S. Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such merger, amalgamation, consolidation or transfer and such agreement and/or supplemental indenture (if any) comply with this Indenture.

For purposes of this SECTION 5.1, any Indebtedness of the Successor which was not Indebtedness of the Issuer immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.

(b)    Subject to SECTION 10.5, no Guarantor will, and the Issuer will not permit any Guarantor to, directly or indirectly, in a single transaction or a series of related transactions, consolidate, amalgamate or merge with or into or wind up or dissolve into another Person (whether or not the Guarantor is the surviving Person), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of its assets to any Person unless either:

(1)    (a) (i) such Guarantor will be the surviving or continuing Person; or( ii) the Person (if other than such Guarantor) formed by or surviving any such consolidation, merger, amalgamation, winding-up or dissolution is another Guarantor or assumes, by agreements in form and substance reasonably satisfactory to the U.S. Trustee, all of the obligations of such Guarantor under the Guarantee of such Guarantor and this Indenture;

(b)               immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and

(c)               the Issuer shall have delivered to the U.S. Trustee an Officer’s Certificate, each stating that such merger, amalgamation, consolidation or transfer and such agreements and/or supplemental indenture (if any) comply with this Indenture; or

(2)    the transaction is made in compliance with SECTION 4.10.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Issuer, the Equity Interests of which constitute all or substantially all of the properties and assets of the Issuer, will be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

(c)    Upon any consolidation, amalgamation or merger of the Issuer or a Guarantor, or any transfer of all or substantially all of the assets of the Issuer in accordance with the foregoing, in which the Issuer or such Guarantor is not the continuing obligor under the Notes or its Guarantee, as applicable, the Successor will succeed to, and be substituted for, and may exercise every right and power of, the Issuer or such Guarantor under this Indenture, the Notes and the Guarantees with the same effect as if such surviving entity had been named therein as the Issuer or such Guarantor and, except in the case of a lease, the Issuer or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on the Notes or in respect of its Guarantee, as the case may be, and all of the Issuer’s or such Guarantor’s other obligations and covenants under the Notes, this Indenture and its Guarantee, if applicable.

(d)    Notwithstanding the foregoing, (i) any Restricted Subsidiary may consolidate, merge or amalgamate with or into or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to the Issuer or another Restricted Subsidiary and (ii)  any Guarantor may consolidate, merge or amalgamate with or into or convey, transfer or lease, in one transaction or a series of transactions, all or part of its properties and assets to the Issuer or another Guarantor or merge with a Restricted Subsidiary of the Issuer solely for the purpose of reincorporating the Guarantor in Canada or a province thereof, a State of the United States or the District of Columbia, as long as the amount of Indebtedness of the Issuer or such Guarantor and its Restricted Subsidiaries is not increased thereby.

ARTICLE VI

DEFAULTS AND REMEDIES

SECTION 6.1. Events of Default. Each of the following is an “Event of Default”:

(1)            failure to pay interest on any of the Notes when the same becomes due and payable and the continuance of any such failure for 30 days;

(2)            failure to pay principal of or premium, if any, on any of the Notes when it becomes due and payable, whether at Stated Maturity, upon redemption, upon purchase, upon acceleration or otherwise;

(3)            failure by the Issuer or any of its Restricted Subsidiaries to comply with any of their respective agreements or covenants described in SECTION 5.1, or failure by the Issuer to comply in respect of its obligations to make a Change of Control Offer pursuant to SECTION 4.14;

(4)            (a) except with respect to SECTION 4.3, failure by the Issuer or any Restricted Subsidiary to comply with any other agreement or covenant in this Indenture and continuance of this failure for 60 days after notice of the failure has been given to the Issuer by the U.S. Trustee or to the Issuer and the U.S. Trustee by the Holders of at least 25.0% of the aggregate principal amount of the Notes then outstanding, or (b) failure by the Issuer for 120 days after notice of the failure has been given to the Issuer by the U.S. Trustee or to the Issuer and the U.S. Trustee by the Holders of at least 25.0% of the aggregate principal amount of the Notes then outstanding to comply with SECTION 4.3;

(5)            default by the Issuer or any Significant Subsidiary of the Issuer under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness for borrowed money by the Issuer or any Restricted Subsidiary, whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(a)    is caused by a failure to pay at its Stated Maturity principal on such Indebtedness within the applicable express grace period and any extensions thereof, or

(b)    results in the acceleration of such Indebtedness prior to its Stated Maturity (which acceleration is not rescinded, annulled or otherwise cured within 30 days of receipt by the Issuer or such Restricted Subsidiary of notice of any such acceleration), and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness with respect to which an event described in clause (a) or (b) has occurred and is continuing, aggregates U.S.$50.0 million or more;

(6)            one or more final judgments (to the extent not covered by insurance) for the payment of money in an aggregate amount in excess of U.S.$50.0 million shall be rendered against the Issuer, any of its Significant Subsidiaries or any combination thereof and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed;

(7)            (a) the Issuer or any Significant Subsidiary of the Issuer or group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(i)               commences a voluntary case,

(ii)              consents to the entry of an order for relief against it in an involuntary case,

(iii)             consents to the appointment of a custodian of it or for all or substantially all of its property,

(iv)             makes a general assignment for the benefit of its creditors,

or

(v)              generally is not paying its debts as they become due; or

(b)    a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)               is for relief against the Issuer or any Significant Subsidiary of the Issuer or group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary, in an involuntary case;

(ii)              appoints a custodian of the Issuer or any Significant Subsidiary of the Issuer or group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary or for all or substantially all of the property of the Issuer or any of its Restricted Subsidiaries; or

(iii)             orders the liquidation of the Issuer or any Significant Subsidiary of the Issuer or group of Restricted Subsidiaries of the Issuer that, taken together (as of the latest audited consolidated financial statements for the Issuer and its Restricted Subsidiaries), would constitute a Significant Subsidiary and the order or decree remains unstayed and in effect for 60 consecutive days; or

(8)            any Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Guarantee and this Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under the Guarantee of such Guarantor (other than by reason of release of such Guarantor from its Guarantee in accordance with the terms of this Indenture and the Guarantee).

SECTION 6.2. Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.1(7)) shall have occurred and be continuing under this Indenture, the U.S. Trustee, by written notice to the Issuer, or the Holders of at least 25.0% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer and the U.S. Trustee, may declare (an “acceleration declaration”) all amounts owing under the Notes to be due and payable. Upon such acceleration declaration, the aggregate principal of and accrued and unpaid interest on the outstanding Notes shall become due and payable immediately.

If an Event of Default specified in clause (7) of SECTION 6.1 occurs, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the U.S. Trustee or any Holder of the Notes to the extent permitted by applicable law.

After such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Notes then outstanding may rescind and annul such acceleration if:

(1)            the rescission would not conflict with any judgment or decree;

(2)            all existing Events of Default have been cured or waived other than nonpayment of accelerated principal and interest;

(3)            to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4)            the Issuer has paid each of the Trustees its reasonable compensation and reimbursed each of the Trustees for its reasonable expenses, disbursements and advances; and

(5)            in the event of the cure or waiver of an Event of Default other than as described in clauses (1), (2) or (7) of SECTION 6.1, the U.S. Trustee shall have received an Officer’s Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

SECTION 6.3. Other Remedies. If an Event of Default occurs and is continuing, the U.S. Trustee may pursue any available remedy to collect the payment of principal, premium, if any, interest, if any, on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The U.S. Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the U.S. Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

SECTION 6.4. Waiver of Past Defaults. Subject to SECTION 9.2, the Holders of a majority in aggregate principal amount of the Notes then outstanding by written notice to the U.S. Trustee may, on behalf of the Holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under this Indenture except a continuing Default or Event of Default in the payment of interest or premium on, or the principal of, the Notes, which shall require the consent of all of the Holders of the Notes then outstanding.

SECTION 6.5. Control by Majority. The Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the U.S. Trustee or exercising any trust power conferred on it. However, (i) the U.S. Trustee may refuse to follow any direction that conflicts with law or this Indenture, that may involve the U.S. Trustee in personal liability, or that the U.S. Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction and (ii) the U.S. Trustee may take any other action deemed proper by the U.S. Trustee which is not inconsistent with any such direction received from the Holders.

SECTION 6.6. Limitation on Suits. A Holder may pursue a remedy with respect to this Indenture or the Notes only if:

(a)    the Holder gives a Responsible Officer of the U.S. Trustee written notice of a continuing Event of Default or a Responsible Officer of the U.S. Trustee receives such notice from the Issuer;

(b)    the Holder or Holders of at least 25% in aggregate principal amount of the then outstanding Notes make a written request to a Responsible Officer of the U.S. Trustee to pursue the remedy;

(c)   such Holder or Holders offer the U.S. Trustee indemnity satisfactory to theU .S. Trustee against any costs, liability or expense;

(d)    the U.S. Trustee does not comply with the request within sixty (60) days after receipt of the request and the offer of indemnity; and

(e)    during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give a Responsible Officer of the U.S. Trustee a direction that is inconsistent with the request.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

SECTION 6.7. Rights of Holders of Notes to Receive Payment. Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, premium or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, shall not be impaired or affected without the consent of the Holder.

SECTION 6.8. Collection Suit by U.S. Trustee. If an Event of Default specified in SECTION 6.1(1) or SECTION 6.1(2) occurs and is continuing, the U.S. Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount of principal of, premium and interest remaining unpaid on the Notes and interest on overdue principal and, to the extent lawful, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the U.S. Trustee, its agents and counsel.

SECTION 6.9. U.S. Trustee May File Proofs of Claim. The U.S. Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the U.S. Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the U.S. Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Issuer (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other securities or property payable or deliverable upon the conversion or exchange of the Notes or on any such claims, and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the U.S. Trustee and, in the event that the U.S. Trustee shall consent to the making of such payments directly to the Holders, to pay to the U.S. Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the U.S. Trustee, its agents and counsel, and any other amounts due the U.S. Trustee under SECTION 7.7. To the extent that the payment of any such compensation, expenses, disbursements and advances to the U.S. Trustee, its agents and counsel, and any other amounts due the U.S. Trustee under SECTION 7.7 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding, whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the U.S. Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the U.S. Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 6.10. Priorities. If the U.S. Trustee collects any money or property pursuant to this ARTICLE VI, it shall pay out the money and property in the following order:

First: to each of the Trustees, its agents and attorneys for amounts due under SECTION 7.7, including payment of all reasonable compensation, expenses and liabilities incurred, and all advances made, by it and the costs and expenses of collection;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, and interest, respectively;

Third: without duplication, to the Holders for any other Obligations owing to the Holders under this Indenture and the Notes; and

Fourth: to the Issuer or to such party as a court of competent jurisdiction shall direct.

The U.S. Trustee may fix a record date and payment date for any payment to Holders pursuant to this SECTION 6.10.

SECTION 6.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against any Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This SECTION 6.11 does not apply to a suit by any Trustee, a suit by a Holder pursuant to Section 6.7, or a suit by Holders of more than 10% in principal amount of the then outstanding Notes.

ARTICLE VII

TRUSTEE

SECTION 7.1. Duties of U.S. Trustee.

(a)            If an Event of Default has occurred and is continuing, the U.S. Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(b)           Except during the continuance of an Event of Default:

(i)    the duties of the U.S. Trustee shall be determined solely by the express provisions of this Indenture and the U.S. Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the U.S. Trustee; and

(ii)    the U.S. Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the U.S. Trustee and conforming to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein); however, the U.S. Trustee shall examine the certificates and opinions furnished to it to determine whether or not they conform to the requirements of this Indenture.

(c)            The U.S. Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i)    this paragraph does not limit the effect of paragraph (b) of this SECTION 7.1;

(ii)    the U.S. Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the U.S. Trustee, unless it is proved that the U.S. Trustee was negligent in ascertaining the pertinent facts;

(iii)    the U.S. Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to SECTION 6.5; and

(iv)    no provision of this Indenture shall require the Trustees to expend or risk their own funds or incur any liability.

(d)            The U.S. Trustee shall not be liable for interest on or the investment of any money received by it except as the U.S. Trustee may agree in writing with the Issuer. Money held in trust by the U.S. Trustee need not be segregated from other funds except to the extent required by law.

(e)            Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the U.S. Trustee is subject to this SECTION 7.1.

SECTION 7.2. Rights of Trustees.

(a)            The Trustees may conclusively rely and shall be fully protected in acting or refraining from acting on any resolution, certificate, statement, instrument, opinion, notice, report, request, direction, consent, order, bond, debenture or other document (whether in original or facsimile form) believed by them to be genuine and to have been signed or presented by the proper Person. The Trustees need not investigate any fact or matter stated therein.

(b)            Before either Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustees shall not be liable for any action they take or omit to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. Prior to taking, suffering or admitting any action, each Trustee may consult with counsel of such Trustee’s own choosing, and such Trustee shall be fully protected from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in conclusive reliance on the advice or opinion of such counsel.

(c)            The Trustees may act through their attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with due care.

(d)            The Trustees shall not be liable for any action they take or omit to take in good faith that they believe to be authorized or within the rights or powers conferred upon them by this Indenture.

(e)            Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer or a Guarantor shall be sufficient if signed by an Officer of the Issuer or such Guarantor.

(f)             The Trustees shall be under no obligation to exercise any of the rights or powers vested in them by this Indenture at the request or direction of any of the Holders unless such Holders shall have offered to the Trustees security or indemnity satisfactory to the Trustees against the costs, expenses and liabilities that might be incurred by it in compliance with such request or direction.

(g)           The Trustees shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or documents, but the Trustees, in their discretion, may make such further inquiry or investigation into such facts or matters as they may see fit, and, if the Trustees shall determine to make such further inquiry or investigation, they shall be entitled to examine during normal business hours the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer, and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(h)           The rights, privileges, protections, immunities and benefits given to each of the Trustees, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, such Trustee in each of its capacities hereunder, to the other Trustee, the Agents and to each other agent, custodian and Person employed to act hereunder.

(i)             Either Trustee may request that the Issuer and each of the Guarantors shall deliver to such Trustee an Officer’s Certificate setting forth the names of individuals and/or titles of Officers of the Issuer and each Guarantor, as applicable, authorized at such time to take specified actions pursuant to this Indenture of the Issuer, the Notes and the Guarantees, which Officer’s Certificate may be signed by any Person authorized to sign an Officer’s Certificate, including any Person specified as so authorized in any such certificate previously delivered and not superseded.

(j)            The U.S. Trustee and the Canadian Trustee shall not be deemed to have notice or be charged with knowledge of any Default or Event of Default unless a Responsible Officer of the U.S. Trustee or the Canadian Trustee, as applicable, has actual knowledge thereof or the U.S. Trustee or the Canadian Trustee, as applicable, shall have received from the Issuer or any other obligor upon the Notes or from any Holder written notice thereof at its address set forth in SECTION 11.2 and such notice references the Notes and this Indenture. In the absence of such actual knowledge or such notice, the Trustees may conclusively assume that no such Default or Event of Default exists.

(k)            In no event shall the Trustees be responsible or liable for special, indirect, punitive, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustees have been advised of the likelihood of such loss or damage and regardless of the form of action.

SECTION 7.3. Individual Rights of the U.S. Trustee. The U.S. Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not U.S. Trustee. However, in the event that the U.S. Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as U.S. Trustee or resign. Any Agent may do the same with like rights and duties. The U.S. Trustee is also subject to SECTION 7.10 and SECTION 7.11.

SECTION 7.4. U.S. Trustee’s Disclaimer. The U.S. Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture, the Notes, any offering material or any Guarantee, it shall not be accountable for the use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture, it shall not be responsible for the use or application of any money received by any Paying Agent other than the U.S. Trustee, and it shall not be responsible for any statement or recital herein or any statement in the Notes, any Officer’s Certificate delivered to the U.S. Trustee hereunder, or any other document in connection with the sale of the Notes or pursuant to this Indenture other than the U.S. Trustee’s certificate of authentication hereunder.

SECTION 7.5. Notice of Defaults. If a Default or Event of Default occurs and is continuing and if it is actually known to a Responsible Officer of the U.S. Trustee, the U.S. Trustee shall deliver to Holders a notice of the Default or Event of Default within 30 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the U.S. Trustee may withhold the notice if and so long as a Responsible Officer of the U.S. Trustee in good faith determines that withholding the notice is in the interests of the Holders.

SECTION 7.6. Reports by U.S Trustee to Holders of the Notes. Within 60 days after each December 15 beginning with December 15, 2021, and for so long as Notes remain outstanding, the U.S. Trustee shall transmit to the Holders a brief report dated as of such reporting date that complies with TIA § 313(a) (but if no event described in TIA § 313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted). The U.S. Trustee also shall comply with TIA § 313(b). The U.S. Trustee shall also transmit by mail all reports as required by TIA § 313(c).

A copy of each report at the time of its mailing to the Holders shall be mailed to the Issuer and filed with the SEC and each stock exchange, if any, on which the Issuer has informed the U.S. Trustee in writing the Notes are listed in accordance with TIA § 313(d). The Issuer shall promptly notify the U.S. Trustee in writing when the Notes are listed on any stock exchange and of any delisting thereof.

SECTION 7.7. Compensation and Indemnity. The Issuer shall pay to each of the Trustees from time to time compensation for its acceptance of this Indenture and for all services rendered by it hereunder as agreed upon in writing. The Trustees’ compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuer shall reimburse each of the Trustees, as applicable, promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of each of the Trustees’ respective agents and counsel.

Each of the Issuer and the Guarantors, jointly and severally, shall indemnify each of the Trustees (which for purposes of this SECTION 7.7 shall include its respective officers, directors, employees and agents) against any and all claims, damages, losses, liabilities, costs or expenses incurred by it (including, without limitation, the fees and expenses of its agents and counsel) arising out of or in connection with the acceptance or administration of its duties under this Indenture, the performance of its obligations and/or exercise of its rights hereunder, including the costs and expenses of enforcing this Indenture against the Issuer or any Guarantor (including this SECTION 7.7) and defending itself against any claim (whether asserted by the Issuer or any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, claim, damage, liability or expense shall be caused by its own negligence, bad faith or willful misconduct. Each Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. Failure by either of the Trustees, as applicable, to so notify the Issuer shall not relieve the Issuer of its obligations hereunder. The Trustees may each have separate counsel, and the Issuer shall pay the reasonable fees and expenses of one such counsel for each of the Trustees. The Issuer need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

The obligations of the Issuer and the Guarantors under this SECTION 7.7 shall survive the satisfaction and discharge of this Indenture, the payment of the Notes or the resignation or removal of any Trustee.

To secure the Issuer’s payment obligations in this SECTION 7.7, the Trustees shall have a Lien prior to the Notes on all money or property held or collected by the Trustees, except that held in trust to pay principal or interest, if any, on particular Notes. Such Lien shall survive the satisfaction and discharge of this Indenture, the payment of the Notes and the resignation or removal of any Trustee.

When the U.S. Trustee incurs expenses or renders services after an Event of Default specified in Section 6.1(7) occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.

The U.S. Trustee shall comply with the provisions of TIA § 313(b)(2) to the extent applicable.

SECTION 7.8. Replacement of Trustees. A resignation or removal of a Trustee and appointment of a successor trustee shall become effective only upon the successor trustee’s acceptance of appointment as provided in this SECTION 7.8.

A Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Issuer. The Holders of a majority in principal amount of the then outstanding Notes may remove a Trustee by so notifying such Trustee and the Issuer in writing. The Issuer may remove a Trustee if:

(a)            such Trustee fails to comply with SECTION 7.10;

(b)            such Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to such Trustee under any Bankruptcy Law;

(c)            a custodian or public officer takes charge of such Trustee or its property;

or

(d)            such Trustee becomes incapable of acting.

If a Trustee resigns or is removed or if a vacancy exists in the office of such Trustee for any reason, the Issuer shall promptly appoint a successor trustee. Within one year after the successor trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor trustee to replace the successor trustee appointed by the Issuer.

If a successor trustee does not take office within 60 days after the retiring Trustee resigns or is removed, such retiring Trustee, the Issuer or the Holders of at least 10% in principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor trustee.

If a Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with SECTION 7.10, such Holder may petition any court of competent jurisdiction for the removal of such Trustee and the appointment of a successor trustee.

Except as provided in Section 7.9 below, a successor trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee shall become effective, and the successor trustee shall have all the rights, powers and the duties of the Trustees under this Indenture. The successor trustee shall give a notice of its succession to the Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor trustee; provided that all sums owing to such Trustee hereunder have been paid and subject to the Lien provided for in SECTION 7.7. Notwithstanding replacement of a Trustee pursuant to this SECTION 7.8, the Issuer’s and the Guarantors’ obligations under SECTION 7.7 shall continue and survive for the benefit of the retiring Trustee.

SECTION 7.9. Successor Trustees by Merger, Etc. If either the Canadian Trustee or U.S. Trustee or any Agent consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business (including this transaction) to, another corporation, the successor corporation without any further act shall be the successor Canadian Trustee or U.S. Trustee or such Agent, as applicable.

SECTION 7.10. Eligibility; Disqualification. There shall at all times be at least one Trustee hereunder that is a corporation organized and doing business under the laws of the United States or of any state thereof that is authorized under such laws to exercise corporate trustee power and that is subject to supervision or examination by federal or state authorities. Such Trustee together with its affiliates shall at all times have a combined capital surplus of at least U.S.$50.0 million as set forth in its most recent annual report of condition.

This Indenture shall always have at least one Trustee who satisfies the requirements of TIA §§ 310(a)(l), (2) and (5). Such Trustee is subject to TIA § 310(b) including the provision in § 310(b)(1) and (3); provided that there shall be excluded from the operation of TIA § 310(b)(1) any indenture or indentures under which other securities, or conflicts of interest or participation in other securities, of the Issuer or the Guarantors are outstanding if the requirements for exclusion set forth in TIA § 310(b)(1) are met.

SECTION 7.11. Preferential Collection of Claims Against the Issuer. The U.S. Trustee is subject to TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). A U.S. Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent indicated therein.

SECTION 7.12. No Liability for Co-Trustee. No Trustee appointed hereunder shall be personally liable or responsible by reason of any act or omission of any other Trustee hereunder.

SECTION 7.13. Canadian Trustee. The Issuer has appointed the Canadian Trustee under this Indenture in order to comply with Canadian Securities Laws and the Business Corporations Act (Alberta).

SECTION 7.14. Tax Withholding. Notwithstanding anything to the contrary contained in this Indenture, the Issuer, the Trustees and any Paying Agent may, to the extent it is required to do so by law, deduct or withhold income or other similar taxes imposed from principal or interest payments hereunder. The Issuer, the Trustees and the Paying Agent shall reasonably cooperate with each other and shall provide each other with copies of documents or information reasonably necessary for the Issuer, the Trustees and the Paying Agent to comply with any withholding tax or tax information reporting obligations imposed on any of them, including any obligations imposed pursuant to an agreement with a governmental authority.

SECTION 7.15. Electronic Means. The Trustees shall have the right to accept and act upon instructions, including funds transfer instructions (“Instructions”) given pursuant to this Indenture and any related financing documents and delivered using Electronic Means; provided, however, that the Issuer and/or the Guarantors, as applicable, shall provide to the Trustees an incumbency certificate listing officers with the authority to provide such Instructions (“Authorized Officers”) and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by the Issuer and/or the Guarantors, as applicable, whenever a person is to be added or deleted from the listing. If the Issuer and/or the Guarantors, as applicable, elects to give a Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Issuer and the Guarantors understand and agree that the Trustees cannot determine the identity of the actual sender of such Instructions and that the Trustees shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Trustees have been sent by such Authorized Officer. The Issuer and the Guarantors shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Trustees and that the Issuer, the Guarantors and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Issuer and/or the Guarantors, as applicable. The Trustees shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction. The Issuer and the Guarantors agree: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustees, including without limitation the risk of the Trustees acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that they are fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Trustees and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Issuer and/or the Guarantors, as applicable; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Trustees immediately upon learning of any compromise or unauthorized use of the security procedures.

For the purposes of this section, “Electronic Means” shall mean the following communications methods: e-mail, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustees, or another method or system specified by the Trustees as available for use in connection with its services hereunder.

ARTICLE VIII

DEFEASANCE; DISCHARGE OF THIS INDENTURE

SECTION 8.1. Option to Effect Legal Defeasance or Covenant Defeasance. The Issuer may, at the option of its Board of Directors and evidenced by a board resolution and an Officer’s Certificate, at any time, elect to have either SECTION 8.2 or SECTION 8.3 applied to all outstanding Notes upon compliance with the conditions set forth below in this ARTICLE VIII.

SECTION 8.2. Legal Defeasance. Upon the Issuer’s exercise under SECTION 8.1 of the option applicable to this SECTION 8.2, the Issuer shall, subject to the satisfaction of the conditions set forth in SECTION 8.4, be deemed to have been discharged from its obligations with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire Obligations represented by the Notes and the Guarantees, which shall thereafter be deemed to be outstanding only for the purposes of SECTION 8.5 and the other Sections of this Indenture referred to in (a) and (b) below, and to have satisfied all of its other Obligations under such Notes, Guarantees and this Indenture (and the U.S. Trustee, on written demand of and at the expense of the Issuer, shall execute instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, and interest and premium, if any, on such Notes when such payments are due from the trust referred to in SECTION 8.4(1); (b)   the Issuer’s obligations with respect to such Notes under SECTION 2.2, SECTION 2.3, SECTION 2.4, SECTION 2.5, SECTION 2.6, SECTION 2.7, SECTION 2.10, SECTION 2.15, SECTION 2.17, SECTION 4.1 and SECTION 4.2; (c) the rights, powers, trusts, benefits, duties and immunities of the Trustees, including without limitation thereunder, under SECTION 7.7, SECTION 8.5 and SECTION 8.7 and the obligations of the Issuer and the Guarantors in connection therewith; and (d) the provisions of this ARTICLE VIII. Subject to compliance with this ARTICLE VIII, the Issuer may exercise its option under this SECTION 8.2 notwithstanding the prior exercise of its option under SECTION 8.3.

SECTION 8.3. Covenant Defeasance. Upon the Issuer’s exercise under SECTION 8.1 above of the option applicable to this SECTION 8.3, the Issuer shall, subject to the satisfaction of the conditions set forth in SECTION 8.4 below, be released from its obligations under SECTION 4.3, SECTION 4.7, SECTION 4.8, SECTION 4.9, SECTION 4.10,

SECTION 4.11, SECTION 4.12, SECTION 4.14, SECTION 4.16, SECTION 4.17, SECTION 4.18 and Section 5.1(a)(3) with respect to the outstanding Notes on and after the date the conditions set forth below are satisfied (hereinafter, “Covenant Defeasance”), and the Notes shall thereafter be deemed not outstanding for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed outstanding for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Issuer or any of its Subsidiaries may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under SECTION 6.1, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby. In addition, upon the Issuer’s exercise under SECTION 8.1 of the option applicable to this SECTION 8.3, subject to the satisfaction of the conditions set forth in SECTION 8.4, SECTION 6.1(3), SECTION 6.1(4), SECTION 6.1(5), Section 6.1(6), Section 6.1(7) and SECTION 6.1(8) shall not constitute Events of Default. Covenant Defeasance shall not be effective until 92 days after the deposit of funds provided for in SECTION 8.4(1) below, and then only if no bankruptcy, receivership, rehabilitation and insolvency event has occurred and is continuing.

Notwithstanding any discharge or release of any obligations pursuant to SECTION 8.2 or SECTION 8.3, the Issuer’s and the Guarantors’ obligations, as applicable, in SECTION 2.5, SECTION 2.6, SECTION 2.7, SECTION 2.10, SECTION 2.15, SECTION 2.17, SECTION 4.1,

SECTION 4.2, SECTION 7.7, SECTION 8.5 and SECTION 8.7 shall survive until the Notes are no longer outstanding pursuant to the last paragraph of SECTION 2.8. After the Notes are no longer outstanding, the Issuer’s obligations in SECTION 7.7, SECTION 8.5 and SECTION 8.7 shall survive.

SECTION 8.4. Conditions to Legal or Covenant Defeasance. The following shall be the conditions to the application of either SECTION 8.2 or SECTION 8.3 to the outstanding Notes:

(1)             the Issuer must irrevocably deposit with the U.S. Trustee, in trust solely for the benefit of the Holders, U.S. dollars, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest), to pay the principal of and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be,

(2)             in the case of Legal Defeasance, the Issuer shall have delivered to the U.S. Trustee an Opinion of Counsel in the United States reasonably acceptable to the U.S. Trustee confirming that:

(A)    the Issuer has received from, or there has been published by the United States Internal Revenue Service, a ruling, or

(B)     since the date of this Indenture, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon, such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred,

(3)             in the case of Covenant Defeasance, the Issuer shall have delivered to the U.S. Trustee an Opinion of Counsel in the United States reasonably acceptable to the U.S. Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred,

(4)            in the case of Legal Defeasance or Covenant Defeasance, the Issuer shall have delivered to the U.S. Trustee an Opinion of Counsel reasonably acceptable to the U.S. Trustee and qualified to practice in Canada or a ruling from Canada Revenue Agency to the effect that Holders of the outstanding Notes who are not resident in Canada should not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes as a result of the Legal Defeasance or Covenant Defeasance, as applicable, and should be subject to Canadian federal, provincial or territorial income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance or Covenant Defeasance, as applicable, had not occurred,

(5)             no Default shall have occurred and be continuing, either (a) on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or (b) insofar as Defaults from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit,

(6)             the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound,

(7)            the Issuer has delivered to the U.S. Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, no trust funds will be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally,

(8)            the Issuer shall have delivered to the U.S. Trustee an Officer’s Certificate stating that the deposit was not made by it with the intent of preferring the Holders over any other of its creditors or with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others, and

(9)            the Issuer shall have delivered to the U.S. Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that the conditions precedent provided for in clauses (1) through (8) have been complied with.

SECTION 8.5. Deposited Money and U.S. Government Obligations to Be Held in Trust; Other Miscellaneous Provisions. Subject to SECTION 8.6, all U.S. dollar and U.S. Government Obligations (including the proceeds thereof) deposited with the U.S. Trustee (or other qualifying trustee, collectively for purposes of this SECTION 8.5, the “Deposit Trustee”) pursuant to SECTION 8.4 in respect of the outstanding Notes shall be held in trust, shall not be invested, and shall be applied by the Deposit Trustee in accordance with the provisions of such Notes and this Indenture to the payment, either directly or through any Paying Agent (including the Issuer or any Subsidiary acting as Paying Agent) as the Deposit Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

The Issuer shall pay and indemnify the Deposit Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable U.S. Government Obligations deposited pursuant to SECTION 8.4 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

Anything in this ARTICLE VIII to the contrary notwithstanding, the Deposit Trustee shall deliver or pay to the Issuer from time to time upon the written request of the Issuer and be relieved of all liability with respect to any U.S. dollars or non-callable U.S. Government Obligations held by it as provided in SECTION 8.4, which are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

If the funds deposited with the Deposit Trustee to effect Covenant Defeasance or Legal Defeasance are insufficient to pay the principal of and interest on the Notes when due, then the Issuer’s obligations and the obligations of the Guarantors under this Indenture will be revived and no such defeasance will be deemed to have occurred.

SECTION 8.6. Repayment to Issuer. Any money deposited with the U.S. Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium, if any, or interest on any Note and remaining unclaimed for two years after such principal and premium or interest has become due and payable shall be paid to the Issuer on its written request or (if then held by the Issuer) shall be discharged from such trust; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof; and all liability of the U.S. Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, shall thereupon cease; provided, however, that the U.S. Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer cause to be published once, in the New York Times and The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining shall be repaid to the Issuer.

SECTION 8.7. Reinstatement. If the U.S. Trustee or Paying Agent is unable to apply any U.S. dollars or U.S. Government Obligations in accordance with SECTION 8.2, SECTION 8.3 or SECTION 8.8, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations of the Issuer and the Guarantors under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to SECTION 8.2, SECTION 8.3 or SECTION 8.8 until such time as the U.S. Trustee or Paying Agent is permitted to apply all such money in accordance with SECTION 8.2, SECTION 8.3 or SECTION 8.8, as the case may be; provided, however, that, if the Issuer makes any payment of principal of, premium, if any, or interest on any Note following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the U.S. Trustee or Paying Agent.

SECTION 8.8. Discharge. This Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes which shall survive until all Notes have been canceled and the rights, protections and immunities of the U.S. Trustee) as to all outstanding Notes when either:

(a)          all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust), have been delivered to the U.S. Trustee for cancellation; or

(b)          (1) all Notes not delivered to the U.S. Trustee for cancellation otherwise (i) have become due and payable, (ii) will become due and payable, or may be called for redemption, within one year or (iii) have been called for redemption pursuant to SECTION 3.7 and, in any case, the Issuer has irrevocably deposited or caused to be deposited with the U.S. Trustee in trust solely for the benefit of the Holders, cash in U.S. dollars, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without consideration of any reinvestment of interest) to pay and discharge the entire Indebtedness (including all principal and accrued interest, if any) on the Notes not theretofore delivered to the U.S. Trustee for cancellation;

(2)	the Issuer has paid or caused to be paid all other sums payable by it under this Indenture; and

(3)	the Issuer has delivered irrevocable instructions to the U.S. Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to each of the Trustees stating that all conditions precedent to satisfaction and discharge have been complied with.

In the case of clause (b) of this SECTION 8.8, and subject to the next sentence and notwithstanding the foregoing paragraph, the Issuer’s and the Guarantors’ obligations, as applicable, in SECTION 2.2, SECTION 2.3, SECTION 2.4, SECTION 2.5, SECTION 2.6, SECTION 2.7, SECTION 2.10, SECTION 2.12, SECTION 2.15, SECTION 2.17, SECTION 4.1, SECTION 4.2, Section 4.15 (as to legal existence of the Issuer only), SECTION 7.7, SECTION 8.5 and SECTION 8.7 shall survive until the Notes are no longer outstanding pursuant to the last paragraph of SECTION 2.8. After the Notes are no longer outstanding, the Issuer’s and the Guarantors’ obligations in SECTION 7.7, SECTION 8.5 and SECTION 8.7 shall survive any discharge pursuant to this SECTION 8.8.

After such delivery or irrevocable deposit and receipt of the Officer’s Certificate and Opinion of Counsel, each of the Trustees, upon written request, shall acknowledge in writing the discharge of the Issuer’s obligations under the Notes and this Indenture except for those surviving obligations specified above.

ARTICLE IX

AMENDMENT, SUPPLEMENT AND WAIVER

SECTION 9.1. Without Consent of Holders of the Notes. Notwithstanding SECTION 9.2, without the consent of any Holders, the Issuer, the Guarantors and the Trustees, at any time and from time to time, may amend or supplement this Indenture, the Guarantees or the Notes issued hereunder for any of the following purposes:

(1)            to cure any ambiguity, defect or inconsistency;

(2)            to provide for uncertificated Notes in addition to or in place of certificatedN otes;

(3)            to provide for the assumption of the Issuer’s or a Guarantor’s obligationst o the Holders in the case of a merger, amalgamation, consolidation or sale of all or substantially all of the Issuer’s or such Guarantor’s assets, or winding-up or dissolution or sale, lease, transfer, conveyance or other disposition or assignment in accordance with SECTION 5.1;

(4)            to add any Guarantee or to effect the release of any Guarantor from any of its obligations under its Guarantee or the provisions of this Indenture (to the extent in accordance with this Indenture);

(5)            to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not materially adversely affect the rights of any Holder;

(6)            to effect or maintain the qualification of this Indenture under the TIA;

(7)            to secure the Notes or any Guarantees or any other obligation under this Indenture;

(8)            to evidence and provide for the acceptance of appointment by successor trustees;

(9)            to conform the text of this Indenture or the Notes to any provision of the Description of the Notes contained in the Offering Circular, to the extent that such provision in the Description of the Notes was intended to be a substantially verbatim recitation of a provision of this Indenture, the Guarantees or the Notes; or

(10)           to provide for the issuance of Additional Notes in accordance with this Indenture.

After an amendment under this Indenture becomes effective, the Issuer shall deliver to Holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

SECTION 9.2. With Consent of Holders of Notes. With the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), the Issuer, the Guarantors and the Trustees may amend or supplement this Indenture, the Notes or any Guarantees or, subject to SECTION 6.4 and SECTION 6.7, waive any existing Default or Event of Default or compliance with any provision of this Indenture or the Notes; provided, however, that no such amendment, supplement or waiver shall, without the consent of the Holder of each outstanding Note affected thereby:

(1)            reduce, or change the maturity of, the principal of any Note;

(2)            reduce the rate of or extend the time for payment of interest on any Note;

(3)            reduce any premium payable upon redemption of the Notes or change the date on which any Notes are subject to redemption (other than the notice provisions) or waive any payment with respect to the redemption of the Notes; provided, however, that solely for the avoidance of doubt, and without any other implication, any purchase or repurchase of Notes (including pursuant to SECTION 4.10 and SECTION 4.14) shall not be deemed a redemption of the Notes;

(4)            make any Note payable in money or currency other than that stated in theN otes;

(5)            modify or change any provision of this Indenture or the related definitionst o affect the ranking of the Notes or any Guarantee in a manner that adversely affects the Holders;

(6)            reduce the percentage of Holders necessary to consent to an amendment or waiver to this Indenture or the Notes;

(7)            waive a default in the payment of principal of or premium or interest on any Notes (except a rescission of acceleration of the Notes by the Holders thereof as provided in this Indenture and a waiver of the payment default that resulted from such acceleration);

(8)            impair the contractual rights of Holders to receive payments of principal of or interest on the Notes on or after the due date therefor or to institute suit for the enforcement of any payment on the Notes;

(9)            release any Guarantor from any of its obligations under its Guarantee or this Indenture, except as permitted by this Indenture; or

(10)          make any change in these amendment and waiver provisions.

It shall not be necessary for the consent of the Holders of Notes under this Section 9.2 to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.

SECTION 9.3. Compliance with Trust Indenture Act. Every amendment or supplement to this Indenture or the Notes or the Guarantees shall be set forth in an amended or supplemental indenture that complies with the TIA as then in effect.

SECTION 9.4. Revocation and Effect of Consents. Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder and every subsequent Holder of that Note or portion of the Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on the Note. However, any such Holder or subsequent Holder may revoke the consent as to its Note if the U.S. Trustee receives written notice of revocation before the date the waiver, supplement or amendment becomes effective. When an amendment, supplement or waiver becomes effective in accordance with its terms, it thereafter binds every Holder.

The Issuer may, but shall not be obligated to, fix a record date for determining which Holders consent to such amendment, supplement or waiver. If the Issuer fixes a record date, the record date shall be fixed at (i) the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of Holders furnished to the U.S. Trustee prior to such solicitation pursuant to SECTION 2.5 or (ii) such other date as the Issuer shall designate.

SECTION 9.5. Notation on or Exchange of Notes. The U.S. Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the U.S. Trustee shall authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.

SECTION 9.6. Trustees to Sign Amendments, Etc. Each of the Trustees shall sign any amended or supplemental indenture authorized pursuant to this ARTICLE IX if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of such Trustee. In signing or refusing to sign any amendment or supplemental indenture, each of the Trustees shall be provided with and (subject to SECTION 7.1) shall be fully protected in relying upon an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amendment or supplemental indenture is authorized or permitted by this Indenture, that all conditions precedent thereto have been met or waived, that such amendment or supplemental indenture is not inconsistent herewith and that it will be valid and binding upon the Issuer and the Guarantor in accordance with its terms.

ARTICLE X

GUARANTEES

SECTION 10.1. Guarantees.

(a)    Each Guarantor hereby jointly and severally, fully, unconditionally and irrevocably guarantees the Notes and obligations of the Issuer hereunder and thereunder, and guarantees to each Holder of a Note authenticated and delivered by the U.S. Trustees and to the Trustees, that: (i) the principal of and premium, if any, and interest on the Notes shall be paid in full when due, whether at Stated Maturity, by acceleration, call for redemption or otherwise (including, without limitation, the amount that would become due but for the operation of the automatic stay under Section 362(a) of Title 11 of the U.S. Code), together with interest on the overdue principal, if any, and interest on any overdue interest, if any, to the extent lawful, and all other Obligations of the Issuer to the Holders or any Trustee under this Indenture or the Notes shall be paid in full or performed, all in accordance with the terms hereof and thereof; and (ii) in case of any extension of time of payment or renewal of any Notes or of any such other obligations, the same shall be paid in full when due or performed in accordance with the terms of the extension or renewal, whether at Stated Maturity, by acceleration or otherwise. Each of the Guarantees shall be a guarantee of payment and not of collection.

(b)    Each Guarantor hereby agrees that its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, the recovery of any judgment against the Issuer, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor.

(c)    Each Guarantor hereby waives the benefits of diligence, presentment, demand for payment, filing of claims with a court in the event of insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer or any other Person, protest, notice and all demands whatsoever and covenants that the Guarantee of such Guarantor shall not be discharged as to any Note or this Indenture except by complete performance of the obligations contained in such Note and this Indenture and such Guarantee. Each of the Guarantors hereby agrees that, in the event of a Default in payment of principal or premium, if any, or interest on any Note, whether at its Stated Maturity, by acceleration, call for redemption, purchase or otherwise, legal proceedings may be instituted by any Trustee on behalf of, or by, the Holder of such Note, subject to the terms and conditions set forth in this Indenture, directly against each of the Guarantors to enforce each such Guarantor’s Guarantee without first proceeding against the Issuer or any other Guarantor. Each Guarantor agrees that if, after the occurrence and during the continuance of an Event of Default, any Trustee or any of the Holders are prevented by applicable law from exercising their respective rights to accelerate the maturity of the Notes, to collect interest on the Notes, or to enforce or exercise any other right or remedy with respect to the Notes, such Guarantor shall pay to the U.S. Trustee for the account of the Holders, upon demand therefor, the amount that would otherwise have been due and payable had such rights and remedies been permitted to be exercised by the U. S. Trustee or any of the Holders and any other amounts due and owing to any Trustee under this Indenture.

(d)    If any Holder or the U.S. Trustee is required by any court or otherwise to return to the Issuer or any Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to the Issuer or any Guarantor, any amount paid by any of them to the U.S. Trustee or such Holder, the Guarantee of each of the Guarantors, to the extent theretofore discharged, shall be reinstated in full force and effect. This paragraph (d) shall remain effective notwithstanding any contrary action which may be taken by the U.S. Trustee or any Holder in reliance upon such amount required to be returned. This paragraph (d) shall survive the termination of this Indenture.

(e)    Each Guarantor further agrees that, as between each Guarantor, on the one hand, and the Holders and each of the Trustees, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in ARTICLE VI for the purposes of the Guarantee of such Guarantor, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any acceleration of such obligations as provided in ARTICLE VI, such obligations (whether or not due and payable) shall forthwith become due and payable by each Guarantor for the purpose of the Guarantee of such Guarantor.

(f)    Each Guarantor acknowledges that each Guarantee will be a general unsecured obligation of such Guarantor and will rank senior in right of payment to all future Obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such Guarantee and equal in right of payment with all existing and future obligations of such Guarantor that are not so subordinated (including such Guarantor’s guarantee of the Existing Notes).

(g)    Each Guarantor that makes a payment for distribution under its Guarantee is entitled upon payment in full of all guaranteed obligations under this Indenture to a contribution from each other Guarantor in a pro rata amount of such payment based on the respective net assets of all the Guarantors at the time of such payment in accordance with IFRS.

SECTION 10.2. Execution and Delivery of Guarantee. To evidence its Guarantee set forth in SECTION 10.1, each Guarantor agrees that this Indenture or a supplemental indenture in substantially the form attached hereto as Exhibit B shall be executed on behalf of such Guarantor by an Officer of such Guarantor (or, if an officer is not available, by a board member or director) on behalf of such Guarantor by manual, electronic or facsimile signature. Each Guarantor hereby agrees that its Guarantee set forth in SECTION 10.1 hereof shall remain in full force and effect notwithstanding the absence of the endorsement of any notation of such Guarantee on the Notes. In case the Officer, board member or director of such Guarantor whose signature is on this Indenture or supplemental indenture, as applicable, no longer holds office at the time the

U.S. Trustee authenticates any Note, the Guarantee shall be valid nevertheless.

The delivery of any Note by the U.S. Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Indenture on behalf of the Guarantors.

If required by SECTION 4.17 hereof, the Issuer shall cause each Restricted Subsidiary described in SECTION 4.17 hereof to comply with the provisions of SECTION 4.17 hereof and this ARTICLE X, to the extent applicable.

SECTION 10.3. Severability. In case any provision of any Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 10.4. Limitation of Guarantors’ Liability. Each Guarantor and by its acceptance hereof each Holder confirms that it is the intention of all such parties that the Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal or state law or the provisions of its local law relating to fraudulent transfer or conveyance. To effectuate the foregoing intention, each of the Trustees, the Holders and Guarantors hereby irrevocably agree that the obligations of such Guarantor under its Guarantee (other than a company that is a direct or indirect parent of the Issuer) shall be limited to the maximum amount that will not, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee, result in the obligations of such Guarantor under its Guarantee constituting a fraudulent conveyance, fraudulent preference, transfer at undervalue, or fraudulent transfer or otherwise reviewable transaction under applicable law.

SECTION 10.5. Releases. A Guarantor shall be released and relieved of any Obligations under its Guarantee and this Indenture upon:

(a)    any sale, exchange or transfer (by merger, amalgamation, consolidation or otherwise) of the Equity Interests of such Guarantor after which the applicable Guarantor is no longer a Restricted Subsidiary, which sale, exchange or transfer is made in compliance with this Indenture;

(b)    designation by the Board of Directors of the Issuer as an Unrestricted Subsidiary in accordance with the terms of this Indenture;

(c)    the release or discharge of a Guarantor’s guarantee of Indebtedness outstanding under the Credit Agreement and any other agreements relating to Indebtedness of the Issuer and its Restricted Subsidiaries (including the Existing Indentures); provided that such Guarantor has not incurred any Indebtedness in reliance on its status as a Guarantor under SECTION 4.9(a) or such Guarantor’s obligations under such Indebtedness are satisfied in full and discharged or are otherwise permitted to be incurred by a Restricted Subsidiary (other than a Guarantor) under SECTION 4.9(b); or

(d)    if the Issuer exercises its Legal Defeasance option or its Covenant Defeasance option pursuant to SECTION 8.2 or SECTION 8.3 or if its Obligations under this Indenture are discharged in accordance with SECTION 8.8.

Upon delivery to the U.S. Trustee of an Officer’s Certificate and an Opinion of Counsel to the effect that all conditions precedent to the release of a Guarantor’s Guarantee set forth in this Indenture have been satisfied, the U.S. Trustee shall execute any documents reasonably requested by the Issuer in writing in order to evidence the release of any Guarantor from its obligations under its Guarantee.

Any Guarantor not released from its obligations under its Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of any Guarantor under this Indenture as provided in this ARTICLE X.

SECTION 10.6. Benefits Acknowledged. Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that its guarantee and waivers pursuant to its Guarantee are knowingly made in contemplation of such benefits.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1. Trust Indenture Act Controls. If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA § 318(c), such imposed duties shall control.

SECTION 11.2. Notices. Any notice, request, direction, instruction or communication by the Issuer, any Guarantor or either Trustee to the others is duly given if in writing and delivered in person or mailed by first class mail (registered or certified, return receipt requested), telecopier or overnight air courier guaranteeing next day delivery, to the addresses set forth below:

If to the Issuer or any Guarantor:

Precision Drilling Corporation

800, 525-8 Avenue, S.W.

Calgary, Alberta

Canada T2P 1GI

Facsimile: (403) 206-2506

Attention: General Counsel

With a copy to:

Precision Drilling Corporation

800, 525-8 Avenue, S.W.

Calgary, Alberta

Canada T2P 1GI

Facsimile: (403) 206-2506

Attention: Treasurer

With a copy to:

Osler, Hoskin & Harcourt LLP

620 8th Avenue, 36th Floor

New York, NY 10018

Facsimile: (212) 867-5802

Attention: Jason Comerford

If to the U.S. Trustee:

The Bank of New York Mellon

240 Greenwich Street, Floor 7 East

New York, New York 10286

Facsimile: (212) 815-5875

Attention: International Corporate Trust

and

If to the Canadian Trustee

Computershare Trust Company of Canada

800, 324 – 8th Avenue SW

Calgary, AB T2P 2Z2

Attention: Manager, Corporate Trust

The parties hereto, by written notice to the others, may designate additional or different addresses for subsequent notices or communications.

All notices and communications (other than those sent to Holders and the U.S. Trustee) shall be deemed to have been duly given: when electronically transmitted to the appropriate email address, at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if telecopied; and the next Business Day after timely delivery to the courier, if sent by overnight air courier promising next Business Day delivery.

Any notice or communication to a Holder shall be mailed by first class mail or by overnight air courier promising next Business Day delivery to its address shown on the register kept by the Registrar. Any notice or communication shall also be so mailed to any Person described in TIA § 313(c), to the extent required by the TIA. As long as the Notes are Global Notes, notices to be given to the Holders shall be given to the Depositary, in accordance with its applicable policies as in effect from time to time. Failure to give a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

Any notice or other communication to the U.S. Trustee shall be deemed given upon actual receipt thereof by a Responsible Officer, whether sent by electronic transmission, overnight courier or other accepted mode of giving notice or other communication.

In respect of this Indenture, no Trustee shall have any duty or obligation to verify or confirm that the Person sending instructions, directors, reports, notices or other communications or information by electronic transmission is, in fact, a Person authorized to give such instructions, directors, reports notices or other communications or information on behalf of the party purporting to send such electronic transmission; and no Trustee shall have any liability for any losses, liability, costs or expenses incurred or sustained by any party as a result of such reliance upon or compliance with such instructions directors, reports, notices or other communications or information. Each other party, agrees to assume all risks arising out of the use of electronic methods to submit instructions, directions, reports, notices or other communications or indemnifications to any Trustee, including without limitation the risk of any Trustee acting on unauthorized instructions, notices, reports or other communications or information, and the risks of interception and misuse by third parties.

If a notice or communication is delivered in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it, except in the case of notices or communications given to the U.S. Trustee, which shall be effective only upon actual receipt.

If the Issuer delivers a notice or communication to Holders, it shall give a copy to the Trustees and each Agent at the same time.

SECTION 11.3. Communication by Holders of Notes with Other Holders of Notes. Holders may communicate pursuant to TIA § 312(b) with other Holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustees, the Agents and anyone else shall have the protection of TIA § 312(c).

SECTION 11.4. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Issuer to the U.S. Trustee to take any action under this Indenture (other than in connection with the issuance of the Initial Notes), the Issuer shall furnish to the U.S. Trustee upon request:

(a)    an Officer’s Certificate (which shall include the statements set forth in SECTION 11.5) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(b)    an Opinion of Counsel (which shall include the statements set forth in SECTION 11.5) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

SECTION 11.5. Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA § 314(a)(4)) shall comply with the provisions of TIA § 314(e) and shall include substantially:

(a)    a statement that the Person making such certificate or opinion has read and understands such covenant or condition;

(b)    a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)    a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(d)    a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

SECTION 11.6. Rules by U.S. Trustee and Agents. The U.S. Trustee may make reasonable rules for action by or at a meeting of Holders. Each of the Agents may make reasonable rules and set reasonable requirements for its functions.

SECTION 11.7. No Personal Liability of Directors, Officers, Employees and Stockholders. No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or an annuitant under a plan of which a stockholder of the Issuer is a trustee or carrier will have any liability for any indebtedness, obligations or liabilities of the Issuer under the Notes or this Indenture or of any Guarantor under its Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Guarantees.

SECTION 11.8. Governing Law; Consent to Jurisdiction. THE LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE, THE NOTES AND THE GUARANTEES. Each of the parties to this Indenture each hereby irrevocably submits to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan in The City of New York in any action or proceeding arising out of or relating to the Notes, the Guarantees or this Indenture, and all such parties hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such New York State or federal court and hereby irrevocably waive, to the fullest extent that they may legally do so, the defense of an inconvenient forum to the maintenance of such action or proceeding or any claim of improper venue.

SECTION 11.9. No Adverse Interpretation of Other Agreements. This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 11.10. Successors. All agreements of the Issuer and the Guarantors in this Indenture and the Notes and the Guarantees, as applicable, shall bind their respective successors and assigns. All agreements of any Trustee in this Indenture shall bind its respective successors and assigns.

SECTION 11.11. Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 11.12. Counterpart Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 11.13. Table of Contents, Headings, Etc. The Table of Contents, Cross- Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 11.14. Acts of Holders.

(a)    Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the U.S. Trustee and, where it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the U.S. Trustee and the Issuer, if made in the manner provided in this SECTION 11.14.

(b)    The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to such officer the execution thereof. Where such execution is by a signer acting in a capacity other than such signer’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer’s authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the

U.S. Trustee deems sufficient.

(c)    The ownership of Notes shall be proved by the register maintained by the Registrar hereunder.

(d)    Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Note shall bind every future Holder of the same Note and the Holder of every Note issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the U.S. Trustee or the Issuer in reliance thereon, whether or not notation of such action is made upon such Note.

(e)    If the Issuer shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other Act, the Issuer may, at its option, by or pursuant to a board resolution of the Issuer’s Board of Directors, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Issuer shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of outstanding Notes have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the outstanding Notes shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six months after the record date.

SECTION 11.15. Waiver of Jury Trial. EACH OF THE ISSUER, THE GUARANTORS AND THE TRUSTEES HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES, THE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 11.16. Force Majeure. In no event shall any Trustee or Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, fire, riots, strikes, or stoppages for any reason, embargoes, governmental actions, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, it being understood that each Trustee shall use reasonable efforts which are consistent with accepted practices in the U.S. and Canadian banking industry (as applicable) to resume performance as soon as practicable under the circumstances.

SECTION 11.17. Documents in English. The parties to this Indenture have expressly requested that this Indenture and all related notices, amendments and other documents be drafted in the English language. Les parties à la présente convention ont expressément exigé que cette convention et tous les avis, modifications et autres documents y afférents soient rédigés en langue anglaise seulement.

SECTION 11.18. Conversion of Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due under this Indenture to the Holder or the U.S. Trustee from U.S. dollars to another currency, the Issuer and each Guarantor has agreed, and the U.S. Trustee by its acceptance of this Indenture and each Holder by holding such Note will be deemed to have agreed, to the fullest extent that the Issuer, each Guarantor and they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Holder or U.S. Trustee, as the case may be, could purchase U.S. dollars with such other currency in New York City, New York on the Business Day preceding the day on which final judgment is given.

The Issuer’s and Guarantors’ obligations to any Holder will, notwithstanding any judgment in a currency (the “Judgment Currency”) other than U.S. dollars, be discharged only to the extent that on the Business Day following receipt by such Holder or the U.S. Trustee, as the case may be, of any amount in such Judgment Currency, such Holder or U.S. Trustee may in accordance with normal banking procedures purchase U.S. dollars with the judgment currency. If the amount of the U.S. dollars so purchased is less than the amount originally to be paid to such Holder or the U.S. Trustee in the Judgment Currency (as determined in the manner set forth in the preceding paragraph), as the case may be, each of the Issuer and the Guarantors, jointly and severally, agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Holder and the U.S. Trustee, as the case may be, against any such loss. If the amount of the U.S. dollars so purchased is more than the amount originally to be paid to such Holder or the U.S. Trustee, as the case may be, such Holder or the U.S. Trustee, as the case may be, will pay the Issuer and the Guarantors, such excess; provided that such Holder or the U.S. Trustee, as the case may be, shall not have any obligation to pay any such excess as long as a Default under the Notes or this Indenture has occurred and is continuing or if the Issuer or the Guarantors shall have failed to pay any Holder or the U.S. Trustee any amounts then due and payable under such Note or this Indenture, in which case such excess may be applied by such Holder or the U.S. Trustee to such Obligations.

SECTION 11.19. Service of Process. Each of the Issuer and each non-U.S. Guarantor hereby appoints C T Corporation System, 28 Liberty St., New York, New York 10005 as its agent for service of process in any suit, action or proceeding with respect to this Indenture, the Notes or the Guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York.

SECTION 11.20. Legal Holidays. If any payment date falls on a day that is not a Business Day, the payment to be made on such payment date will be made on the next succeeding Business Day with the same force and effect as if made on such payment date, and no additional interest will accrue solely as a result of such delayed payment.

SECTION 11.21. Immunity. Each of the Issuer and the Guarantors hereby waives any claim it may have to immunity (whether sovereign or otherwise).

SECTION 11.22. Anti-Money Laundering. The Canadian Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever the Canadian Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Canadian Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the other parties to this Indenture, provided (i) that the Canadian Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Canadian Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

[Signatures on following page]

Dated as of June 15, 2021	PRECISION DRILLING CORPORATION

By: “Carey T. Ford”
Name: Carey T. Ford
Title: Senior Vice President & Chief Financial Officer

GUARANTORS

PRECISION DIVERSIFIED OILFIELD SERVICES CORP.

By: “Ross Pickering”
Name: Ross Pickering
Title: President

PRECISION LIMITED PARTNERSHIP

	BY:	ITS GENERAL PARTNER, PRECISION DIVERSIFIED OILFIELD SERVICES CORP.

By: “Ross Pickering”
Name: Ross Pickering
Title: President

PRECISION DRILLING CANADA LIMITED PARTNERSHIP

	BY:	ITS GENERAL PARTNER, PRECISION DIVERSIFIED OILFIELD SERVICES CORP.

By: “Ross Pickering”
Name: Ross Pickering
Title: President

GREY WOLF INTERNATIONAL DRILLING CORPORATION

By: “Ross Pickering”
Name: Ross Pickering
Title: President

Signature Page to Indenture

PRECISION DRILLING, INC.

By: “Patrick W. Neal”
Name: Patrick W. Neal
Title: Vice President & Corporate Secretary

DI ENERGY, INC.

By: “Patrick W. Neal”
Name: Patrick W. Neal
Title: Vice President & Corporate Secretary

PRECISION DRILLING HOLDINGS COMPANY

By: “Patrick W. Neal”
Name: Patrick W. Neal
Title: Vice President & Corporate Secretary

PRECISION DRILLING LLC

BY:	ITS SOLE MEMBER, PRECISION DRILLING HOLDINGS COMPANY

By: “Patrick W. Neal”
Name: Patrick W. Neal
Title: Vice President & Corporate Secretary

PRECISION DRILLING COMPANY, LP

BY:	ITS GENERAL PARTNER, PRECISION DRILLING HOLDINGS COMPANY

By: “Patrick W. Neal”
Name: Patrick W. Neal
Title: Vice President & Corporate Secretary

MURCO DRILLING CORPORATION

By: “Patrick W. Neal”
Name: Patrick W. Neal
Title: Vice President & Corporate Secretary

Signature Page to Indenture

DI/PERFENSA INC.

By: “Patrick W. Neal”
Name: Patrick W. Neal
Title: Vice President & Corporate Secretary

PRECISION COMPLETION & PRODUCTION SERVICES LTD.

By: “Patrick W. Neal”
Name: Patrick W. Neal
Title: Vice President & Corporate Secretary

PD SUPPLY INC.

By: “Patrick W. Neal”
Name: Patrick W. Neal
Title: Vice President & Corporate Secretary

PRECISION DRILLING (US) CORPORATION

By: “Patrick W. Neal”
Name: Patrick W. Neal
Title: Vice President & Corporate Secretary

PRECISION DIRECTIONAL SERVICES, INC.

By: “Patrick W. Neal”
Name: Patrick W. Neal
Title: Vice President & Corporate Secretary

PRECISION DIRECTIONAL SERVICES LTD.

By: “Ross Pickering”
Name: Ross Pickering
Title: President

GREY WOLF GLOBAL EMPLOYMENT CORPORATION

By: “Ross Pickering”
Name: Ross Pickering
Title: President

Signature Page to Indenture

Dated as of June 15, 2021	THE BANK OF NEW YORK MELLON
as U.S. Trustee, Registrar and Paying Agent

	By:	“Wanda Camacho”
Name: Wanda Camacho
Title: Vice President

Signature Page to Indenture

Dated as of June 15, 2021	COMPUTERSHARE TRUST COMPANY OF CANADA
as Canadian Trustee

	By:	“Angela Fletcher”
Name: Angela Fletcher
Title: Corporate Trust Officer

	By	“Corentin Leverrier”
	Name:	Corentin Leverrier
	Title:	Corporate Trust Officer

Signature Page to Indenture

EXHIBIT A

FORM OF NOTE

(Face of 6.875% Senior Note) 6.875% Senior Notes due 2029

[Global Note Legend]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OR TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY OR SUCH OTHER REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE.

[Restricted Notes Legend]

THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS NOTE MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS NOTE AGREES FOR THE BENEFIT OF THE ISSUER THAT (A) THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) IN THE UNITED STATES TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (II) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 UNDER THE SECURITIES ACT, (III) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (IV) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH OF CASES (I) THROUGH (IV) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES, AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE RESTRICTIONS REFERRED TO IN (A) ABOVE.

A-1

IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS NOTE MUST NOT TRADE THIS SECURITY BEFORE OCTOBER 16, 2021.

[Regulation S Legend]

THIS NOTE (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS NOTE MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON IN THE ABSENCE OF THIS REGISTRATION EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT.

IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS NOTE MUST NOT TRADE THIS SECURITY BEFORE OCTOBER 16, 2021.

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No.	CUSIP NO.ISIN	[1]

Precision Drilling Corporation (including any successor thereto) promises to pay to Cede & Co. or registered assigns, the principal sum of (as may be increased or decreased as set forth on the Schedule of Increases and Decreases attached hereto) on January 15, 2029.

Interest Payment Dates: January 15 and July 15, beginning January 15, 2022 Record Dates: January 1 and July 1 (whether or not a Business Day) Reference is made to further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the U.S. Trustee referred to on the reverse hereof by manual or electronic signature, this Note shall not be entitled to any benefits under the Indenture referred to on the reverse hereof or be valid or obligatory for any purpose.

[11]	Rule 144A Note CUSIP: 740212 AM7 Rule 144A Note ISIN: US740212AM74 Regulation S Note CUSIP: C7467X AH8 Regulation S Note ISIN: USC7467XAH82

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PRECISION DRILLING CORPORATION

By
Name:
Title:

This is one of the Notes referred to in the within-mentioned Indenture:

Dated:

THE BANK OF NEW YORK MELLON, as U.S. Trustee

By:

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(Back of 6.875% Senior Note)

6.875% Senior Notes due 2029

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(1)    Interest. Precision Drilling Corporation, a corporation amalgamated under the laws of the Province of Alberta and any successor thereto (“Precision” or the “Issuer”) promises to pay interest on the principal amount of this 6.875% Senior Note due 2029 (a “Note”) at a fixed rate of 6.875% per annum. The Issuer will pay interest in U.S. dollars (except as otherwise provided herein) semiannually in arrears on January 15 and July 15, commencing on January 15, 2022 (each an “Interest Payment Date”) or if any such day is not a Business Day, on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest shall accrue solely as a result of such delayed payment. Interest on the Notes shall accrue from the most recent date to which interest has been paid, or, if no interest has been paid, from and including the date of issuance. The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate equal to the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period), at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months. For disclosure purposes under the Interest Act (Canada), whenever in the Note interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

(2)    Method of Payment. The Issuer will pay interest on the Notes (except defaulted interest) on the applicable Interest Payment Date to the Persons who are registered Holders of Notes at the close of business on the January 1 and July 1 preceding the Interest Payment Date (whether or not a Business Day), even if such Notes are cancelled after such record date and on or before such Interest Payment Date, except as provided in SECTION 2.12 of the Indenture with respect to defaulted interest. The Issuer will make all payments of principal, premium and interest on such Holder’s Notes by check, except, in the case of a Holder of U.S.$1,000,000 or more in aggregate principal amount of Notes, who has given the U.S. Trustee wire transfer instructions at least 10 Business Days prior to the applicable payment date, in which case the Issuer shall make such payment to such Holder by wire transfer of immediately available funds to the account in New York specified in those instructions. Otherwise, payments on the Notes will be made at the office or agency of the U.S. Trustee or Paying Agent within the City and State of New York unless the Issuer elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments to DTC or its nominee shall be made by wire transfer.

Any payments of principal of this Note prior to Stated Maturity shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. The final principal amount due and payable at the maturity of this Note shall be payable only upon presentation and surrender of this Note at an office of the U.S. Trustee or the U.S. Trustee’s agent appointed for such purposes. Payments in respect of Global Notes will be made by wire transfer of immediately available funds to the Depositary.

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(3)    Paying Agent and Registrar. Initially, The Bank of New York Mellon shall act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to any Holder, and the Issuer and/or any Restricted Subsidiaries may act as Paying Agent or Registrar.

(4)    Indenture. The Issuer issued the Notes under an Indenture, dated as of June 15, 2021 (the “Indenture”), among the Issuer, the Guarantors thereto and the Trustees. The terms of the Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb) (the “TIA”). To the extent the provisions of this Note are inconsistent with the provisions of the Indenture, the Indenture shall govern. The Notes are subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of such terms. The Initial Notes issued on the Issue Date are senior obligations of the Issuer limited to U.S.$400,000,000 in aggregate principal amount, plus amounts sufficient to pay premium and interest on outstanding Notes as set forth in Paragraph (2) hereof. The Indenture permits the issuance of Additional Notes subject to compliance with certain conditions.

The payment of principal and interest on the Notes and all other amounts under the Indenture is unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Guarantors.

(5)     Optional Redemption.

(a)    The Notes may be redeemed, in whole or in part, at any time prior to January 15, 2025 at the option of the Issuer at a redemption price equal to 100.0% of the principal amount of the Notes redeemed plus the Applicable Premium (calculated by the Issuer) as of, and accrued and unpaid interest, if any, to, the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

(b)    The Notes are subject to redemption, at the option of the Issuer, in whole or in part, at any time or from time to time on or after January 15, 2025, upon not less than 10 days nor more than 60 days notice at the following redemption prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, on the Notes to be redeemed to the applicable redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant Interest Payment Date, if redeemed during the 12-month period beginning January 15 of the years indicated below:

Year	Redemption Price
2025	103.438%
2026	101.719%
2027 and thereafter	100.000%

A-6

(c)    At any time or from time to time prior to June 15, 2024, the Issuer, at its option, may on any one or more occasions redeem up to 35.0% of the principal amount of the outstanding Notes issued under the Indenture (calculated after giving effect to any issuance of Additional Notes) with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to 106.875% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date); provided that:

(1)    at least 50.0% of the aggregate principal amount of Notes issued under the Indenture (calculated after giving effect to any issuance of Additional Notes) remains outstanding (unless all of such Notes are redeemed or repurchased pursuant to another provision of the Indenture) immediately after giving effect to any such redemption; and

(2)    the redemption occurs not more than 180 days after the date of the closing of any such Qualified Equity Offering.

(d)    If the Issuer or a Guarantor becomes obligated to pay any Additional Amounts as a result of a change in the laws, rules or regulations of Canada or any Canadian taxing authority, or a change in any official position regarding the application or interpretation thereof (including a holding by a court of competent jurisdiction), which is publicly announced or becomes effective on or after the date of the Indenture and such Additional Amounts cannot (as certified in an Officer’s Certificate to the U.S. Trustee) be avoided by the use of reasonable measures available to the Issuer or any Guarantor (which, for the avoidance of doubt, shall not include any change in the jurisdiction of organization or location of principal office), then the Issuer may, at its option, redeem the Notes, in whole but not in part, upon not less than 10 days nor more than 60 days notice (such notice to be provided not more than 90 days before the next date on which it or the Guarantor would be obligated to pay Additional Amounts), at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the redemption date). Notice of the Issuer’s intent to redeem the Notes shall not be effective until such time as it delivers to the U.S. Trustee an Opinion of Counsel stating that the Issuer or a Guarantor is obligated to pay Additional Amounts because of an amendment to or change in law or regulation or position as described in this paragraph.

(6)    Mandatory Redemption. The Issuer shall not be required to make mandatory redemption or sinking fund payments with respect to Notes.

(7)    Repurchase at Option of Holder.

(a)    If a Change of Control occurs, unless the Issuer at such time has given notice of redemption pursuant to Paragraph (8) hereof with respect to all outstanding Notes, each Holder will have the right to require the Issuer to repurchase all or any part (equal to U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof) of that Holder’s Notes pursuant to a Change of Control Offer at a price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest to the date of purchase; provided that no partial redemption shall result in a Note having a principal amount of less than U.S.$2,000. Within 30 days following any Change of Control unless the Issuer at such time has given notice of redemption pursuant to Paragraph (5) hereof with respect to all outstanding Notes, the Issuer will deliver a notice to each Holder (with a copy to each of the Trustees) describing the transaction or transactions that constitute the Change of Control and setting forth the procedures governing the Change of Control Offer required by the Indenture.

A-7

(b)    Upon the occurrence of certain Asset Sales, the Issuer may be required to offer to purchase Notes.

(c)    Holders of the Notes that are the subject of an offer to purchase will receive notice of a Net Proceeds Offer or the Change of Control Offer, as applicable, pursuant to an Asset Sale or a Change of Control from the Issuer prior to any related purchase date and may elect to have such Notes purchased by completing the form titled “Option of Holder to Elect Purchase” attached hereto.

(8)    Notice of Redemption. Notice of redemption shall be delivered at least 10 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed in accordance with the Indenture. Notes in denominations larger than U.S.$2,000 may be redeemed in part but only in minimum denominations of U.S.$2,000 and integral multiples of U.S.$1,000 thereof, unless all of the Notes held by a Holder are to be redeemed so long as no partial redemption results in a Note having a principal amount of less than U.S.$2,000.

(9)    [Reserved.]

(10)   Denominations, Transfer, Exchange. The Notes are in registered form without coupons in initial denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. The transfer of the Notes may be registered and the Notes may be exchanged as provided in the Indenture. The Registrar, any Trustee and the Issuer may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Issuer may require a Holder to pay any stamp or transfer tax or similar government charge required by law or permitted by the Indenture in accordance with Section 2.6(g)(2) of the Indenture. The Registrar is not required (A) to issue, to register the transfer of or to exchange Notes during a period beginning at the opening of business 10 days before the day of any selection of Notes for redemption and ending at the close of business on the day of such selection, (B) to register the transfer of or to exchange any Note so selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part, or (C) to register the transfer of or to exchange a Note between a record date and the next succeeding Interest Payment Date.

(11)    Persons Deemed Owners. The registered Holder of a Note may be treated as its owner for all purposes.

(12)    Amendment, Supplement and Waiver. The Indenture, the Notes and the Guarantees may be amended or supplemented, and provisions thereof may be waived, pursuant to Article IX of the Indenture.

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(13)    Defaults and Remedies. The Events of Default are set forth in Article VI of the Indenture.

(14)    No Recourse Against Others. No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or an annuitant under a plan of which a stockholder of the Issuer is a trustee or carrier will have any liability for any indebtedness, obligations or liabilities of the Issuer under the Notes or the Indenture or of any Guarantor under its Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Guarantees, to the extent permitted by applicable law.

(15)    Authentication. This Note shall not be valid until authenticated by the manual or electronic signature of the U.S. Trustee or an authenticating agent.

(16)    Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= custodian) and U/G/M/A (= Uniform Gifts to Minors Act).

(17)    CUSIP Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Notes, and either Trustee may use CUSIP numbers in notices of redemption as a convenience to the Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

The Issuer shall furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Precision Drilling Corporation

800, 525-8 Avenue, S.W.

Calgary, Alberta

Canada T2P 1GI

Facsimile: (403) 206-2506

Attention: General Counsel

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ASSIGNMENT FORM

To assign this Note, fill in the form below: (I) or (we) assign and transfer this Note to

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint

to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Signature guarantee:

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OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to SECTION 4.10 or SECTION 4.14 of the Indenture, check the box below:

[    ] SECTION 4.10          [    ] SECTION 4.14

If you want to elect to have only part of the Note purchased by the Issuer pursuant to SECTION 4.10 or SECTION 4.14 of the Indenture, state the amount you elect to have purchased: U.S.$

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.:

Signature guarantee:

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[INCLUDE IN TRANSFER RESTRICTED NOTES]

CERTIFICATE TO BE DELIVERED UPON

EXCHANGE OF TRANSFER RESTRICTED NOTES

Precision Drilling Corporation

800, 525-8 Avenue, S.W.

Calgary, Alberta

Canada T2P 1GI

Facsimile: (403) 206-2506

Attention: General Counsel

The Bank of New York Mellon

240 Greenwich Street, Floor 7 East

New York, New York, USA

Facsimile: (212) 815-5366

Attention: International Corporate Trust

Computershare Trust Company of Canada

800, 324 - 8th Avenue SW

Calgary, AB T2P 2Z2

Attention: Manager, Corporate Trust

Re: CUSIP NO.

Reference is hereby made to that certain Indenture dated as of June 15, 2021 (the “Indenture”) among Precision Drilling Corporation (the “Issuer”), the guarantors named therein, The Bank of New York Mellon, as U.S. Trustee (the “U.S. Trustee”), and Computershare Trust Company of Canada, as Canadian Trustee (the “Canadian Trustee”). Capitalized terms used but not defined herein shall have the meanings set forth in the Indenture.

This certificate relates to U.S.$            principal amount of Notes held in (check applicable space)            book-entry or            definitive form by the undersigned.

The undersigned            (transferor) (check applicable boxes below):

☐	hereby requests the U.S. Trustee to transfer a Note or Notes to (transferee).

☐	with respect to any transfer before October 16, 2021, hereby represents that it is a non- resident of Canada.

In connection with any transfer of any of the Notes evidenced by this certificate occurring prior to the expiration of the periods referred to in Rule 144(d) under the Securities Act of 1933, as amended, the undersigned confirms that such Notes are being transferred in accordance with its terms:

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CHECK ONE BOX BELOW:

(1)	☐ to the Issuer or any of its subsidiaries; or

(2)	☐ inside the United States to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A under the Securities Act of 1933, as amended, in each case pursuant to and in compliance with Rule 144A thereunder; or

(3)	☐ outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act of 1933, as amended, in compliance with Rule 904 thereunder.

Unless one of the boxes is checked, the Registrar will refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered Holder thereof.

Signature

Signature Guarantee:

 (Signature must be guaranteed by a participant in a recognized signature guarantee medallion program)

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that each of it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, as amended (“Rule 144A”), and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

[Name of Transferee]

NOTICE: To be executed by an executive officer,

if an entity

Dated:

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[INCLUDE IN NOTES BEARING THE REGULATION S LEGEND]

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OF NOTES BEARING THE REGULATION S LEGEND

Precision Drilling Corporation

800, 525-8 Avenue, S.W.

Calgary, Alberta

Canada T2P 1GI

Facsimile: (403) 206-2506

Attention: General Counsel

The Bank of New York Mellon

240 Greenwich Street, Floor 7 East

New York, New York, USA

Facsimile: (212) 815-5366

Attention: International Corporate Trust

Computershare Trust Company of Canada

800, 324 - 8th Avenue SW

Calgary, AB T2P 2Z2

Attention: Manager, Corporate Trust

Re: CUSIP NO.

Reference is hereby made to that certain Indenture dated as of June 15, 2021 (the “Indenture”) among Precision Drilling Corporation (the “Issuer”), the guarantors named therein, The Bank of New York Mellon, as U.S. Trustee (the “U.S. Trustee”), and Computershare Trust Company of Canada, as Canadian Trustee (the “Canadian Trustee”). Capitalized terms used but not defined herein shall have the meanings set forth in the Indenture.

This certificate relates to U.S.$            principal amount of Notes held in (check applicable space)            book-entry or            definitive form by the undersigned.

The undersigned (transferor) (check applicable boxes below):

☐	hereby requests the U.S. Trustee to transfer a Note or Notes to (transferee).

☐	with respect to any transfer before October 16, 2021, hereby represents that it is a non- resident of Canada.

In connection with any transfer of any of the Notes evidenced by this certificate occurring prior to the expiration of the Restricted Period (as defined in the Indenture), the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW:

(1)	☐ to the Issuer or any of its subsidiaries; or

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(2)	☐ inside the United States to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A under the Securities Act of 1933, as amended, in each case pursuant to and in compliance with Rule 144A thereunder; or

(3)	☐ outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act of 1933, as amended, in compliance with Rule 904 thereunder.

Prior to the expiration of the Restricted Period, unless one of the boxes is checked, the Registrar will refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered Holder thereof.

Signature

Signature Guarantee:

 (Signature must be guaranteed by a participant in a recognized signature guarantee medallion program)

TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that each of it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, as amended (“Rule 144A”), and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Issuer as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

[Name of Transferee]

NOTICE: To be executed by an executive officer,

if an entity

Dated:

A-15

SCHEDULE OF INCREASES AND DECREASES OF 6.875% SENIOR NOTES

The following transfers, exchanges and redemption of this Global Note have been made:

Date of Transfer, Exchange or Redemption	Amount of Decrease in Principal Amount of this Global Note	Amount of Increase in Principal Amount of this Global Note	Principal Amount of this Global Note Following Such Decrease (or Increase)	Signature of U.S. Trustee or Note Custodian

A-16

EXHIBIT B

[FORM OF SUPPLEMENTAL INDENTURE TO BE DELIVERED BY SUBSEQUENT GUARANTORS]

This [     ] Supplemental Indenture and Guarantee, dated as of        ,20    (this “Supplemental Indenture” or “Guarantee”), among                   (the “New Guarantor”), Precision Drilling Corporation (together with its successors and assigns, the “Issuer”), each other then-existing Guarantor under the Indenture referred to below (the “Guarantors”), The Bank of New York Mellon, as U.S. trustee (the “U.S. Trustee”), paying agent and registrar under such Indenture and Computershare Trust Company of Canada, as Canadian trustee (the “Canadian Trustee”) under such Indenture.

W I T N E S S E T H:

WHEREAS, the Issuer, the Guarantors, the Canadian Trustee and the U.S. Trustee have heretofore executed and delivered an Indenture, dated as of June 15, 2021 (as amended, supplemented, waived or otherwise modified, the “Indenture”), providing for the issuance of an unlimited aggregate principal amount of 6.875% Senior Notes due 2029 of the Issuer (the “Notes”);

WHEREAS, SECTION 4.17 and Article X of the Indenture provide that the Issuer will cause any Restricted Subsidiary of the Issuer that guarantees any Indebtedness of the Issuer or any Guarantor under a Credit Facility or under debt securities issued in the capital markets, except for any such Subsidiary if the Fair Market Value of the assets of such Subsidiary, together with the Fair Market Value of the assets of any other Subsidiaries that guaranteed such Indebtedness of the Issuer or any Guarantor but did not guarantee the Notes, does not exceed U.S.$25.0 million in the aggregate, to execute and deliver a Guarantee pursuant to which such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the Notes and all other obligations of the Issuer under the Indenture on the same terms and conditions as those set forth in the Indenture;

WHEREAS, pursuant to SECTION 9.1(4) of the Indenture, the Canadian Trustee, the U.S. Trustee, the Issuer and the Guarantors are authorized to execute and deliver this Supplemental Indenture to amend the Indenture, without the consent of any Holder, to add an additional Guarantor.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor, the Issuer, the existing Guarantors, the Canadian Trustee and the U.S. Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I

Definitions

SECTION 1.1 Defined Terms. As used in this Supplemental Indenture, capitalized terms defined in the Indenture or in the preamble or recitals thereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

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ARTICLE II

Agreement to be Bound; Guarantee

SECTION 2.1 Agreement to be Bound. The New Guarantor hereby becomes a party to the Indenture as a Guarantor and as such shall have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture. The New Guarantor agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.

SECTION 2.2 Guarantee. The New Guarantor hereby fully, unconditionally and irrevocably guarantees, as primary obligor and not merely as a surety, jointly and severally with each other Guarantor, to each Holder and each of the Trustees, the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the Obligations of the Issuer pursuant to the Notes and the Indenture in accordance with Section ARTICLE X of the Indenture.

ARTICLE III

Miscellaneous

SECTION 3.1 Notices. All notices and other communications to the New Guarantor shall be given as provided in the Indenture to the New Guarantor, at its address set forth below, with a copy to the Issuer as provided in the Indenture for notices to the Issuer.

[Name of New Guarantor]

[                                            ]

[                                            ]

Fax: [                                    ]

Attention: [                         ]

SECTION 3.2 Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and each of the Trustees, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.3 Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.4 Service of Process. Each of the Issuer and each non-U.S. Guarantor (including, if applicable, the New Guarantor) hereby appoints C T Corporation System, 28 Liberty St., New York, New York 10005 as its agent for service of process in any suit, action or proceeding with respect to this Supplemental Indenture, the Indenture, the Notes or the Guarantees and for actions brought under federal or state securities laws brought in any federal or state court located in The City of New York.

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SECTION 3.5 Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 3.6 Ratification of Indenture; Supplemental Indentures Part of Indenture; No Liability of Trustees. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of a Note heretofore or hereafter authenticated and delivered shall be bound hereby. Neither Trustee makes any representation or warranty as to the validity or sufficiency of this Supplemental Indenture or the New Guarantor’s Guarantee.

SECTION 3.7 Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 3.8 Headings. The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

[Signatures on following page]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

PRECISION DRILLING CORPORATION

By:
Name:
Title:

[EXISTING GUARANTORS]

By:
Name:
Title:

[NEW GUARANTOR],
as a Guarantor

By:
Name:
Title:

THE BANK OF NEW YORK MELLON,
as U.S. Trustee

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Canadian Trustee

By:
Name:
Title:

By:
Name:
Title:

B-4

EXHIBIT C

[FORM OF CERTIFICATE TO BE DELIVERED

IN CONNECTION WITH TRANSFERS PURSUANT TO RULE 144A]

Precision Drilling Corporation

800, 525-8 Avenue, S.W.

Calgary, Alberta

Canada T2P 1GI

Facsimile: (403) 206-2506

Attention: General Counsel

The Bank of New York Mellon

240 Greenwich Street, Floor 7 East

New York, New York 10286

Facsimile: (212) 815-5875

Attention: International Corporate Trust

Computershare Trust Company of Canada

800, 324 - 8th Avenue SW

Calgary, AB T2P 2Z2

Attention: Manager, Corporate Trust

Re: Precision Drilling Corporation (the “Issuer”) 6.875% Senior Notes due 2029 Ladies and Gentlemen:

In connection with our proposed sale of U.S.$                aggregate principal amount of the Issuer’s 6.875% Senior Notes due 2029 (CUSIP No.               ) (the “Notes”), we hereby certify that such transfer is being effected pursuant to and in accordance with Rule 144A (“Rule 144A”) under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, we hereby further certify that the Notes are being transferred to a person that we reasonably believe is purchasing the Notes for its own account, or for one or more accounts with respect to which such person exercises sole investment discretion, and such person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Notes are being transferred in compliance with any applicable blue sky securities laws of any state of the United States.

The Issuer and you are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Very truly yours,

[Name of Transferor]

By:
Authorized Signature

By:

C-1

EXHIBIT D

[FORM OF CERTIFICATE TO BE DELIVERED

IN CONNECTION WITH TRANSFERS PURSUANT TO REGULATION S]

Precision Drilling Corporation

800, 525-8 Avenue, S.W.

Calgary, Alberta

Canada T2P 1GI

Facsimile: (403) 206-2506

Attention: General Counsel

The Bank of New York Mellon

240 Greenwich Street, Floor 7 East

New York, New York 10286

Facsimile: (212) 815-5875

Attention: International Corporate Trust

Computershare Trust Company of Canada

800, 324 - 8th Avenue SW

Calgary, AB T2P 2Z2

Attention: Manager, Corporate Trust

Re: Precision Drilling Corporation (the “Issuer”) 6.875% Senior Notes due 2029 Ladies and Gentlemen:

In connection with our proposed sale of U.S.$                  aggregate principal amount of the Issuer’s 6.875% Senior Notes due 2029 (CUSIP No.                 ) (the “Notes”), we confirm that such sale has been effected pursuant to and in accordance with Regulation S (“Regulation S”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, we represent that:

(1)            the offer of the Notes was not made to a person in the United States;

(2)            either (a) at the time the buy order was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States or (b) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

(3)            no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable; and

D-1

(4)            the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

In addition, if the sale is made during a restricted period and the provisions of Rule 903(b) or Rule 904(b) of Regulation S are applicable thereto, we confirm that such sale has been made in accordance with the applicable provisions of Rule 903(b) or Rule 904(b), as the case may be.

The Issuer and you are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]

By:
Authorized Signature

D-2

Signature